UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A
(Amendment No. 3 )

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

PASSPORT POTASH INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	Not Applicable
(State or other Jurisdiction of Incorporation or	(I.R.S. Employer Identification No.)
organization)

608 – 1199 West Pender Street
Vancouver, BC, Canada	V6E 2R1
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, including area code: (604) 687-0300

Securities registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of class)

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (do not check if a smaller reporting company)	Smaller reporting company [X]

REFERENCES

As used in this registration statement on Form 10 (the “Registration Statement”): (i) the terms the “Registrant”, “we”, “us”, “our”, “Passport Potash” and the “Company” mean Passport Potash Inc. and its subsidiaries, if any; (ii) “SEC” refers to the Securities and Exchange Commission; (iii) “Securities Act” refers to the United States Securities Act of 1933, as amended; (iv) “Exchange Act” refers to the United States Securities Exchange Act of 1934, as amended; and (v) all dollar amounts refer to United States dollars unless otherwise indicated.

NOTE ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this Registration Statement on Form 10 constitute “forward-looking statements.” These statements appear in a number of places in this Registration Statement and documents included herein and include statements regarding the Registrant’s intent, belief or current expectation and that of the Registrant’s officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Registrant’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “believe”, “intend”, “may”, “will”, “should”, “plans”, “anticipates”, “believes”, “potential”, “intends”, “expects” and other similar expressions. Forward-looking statements may include, but are not limited to, statements with respect to the future price of commodities, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, the completion of financings and regulatory approvals, and the timing and possible outcome of pending litigation and the timing and magnitude of such events, which are inherently risky and uncertain. Important factors that you should also consider, include, but are not limited to, the factors discussed under “Risk Factors” in this Registration Statement.

Readers are cautioned that the foregoing list is not exhaustive of all factors that could cause actual results, performance or achievements to differ materially from those described in forward looking statements, as there may be other factors that cause results, performance or achievements to not be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Registrant assumes no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or included herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements, other than where a duty to update such information or provide further disclosure is imposed by applicable law, including applicable United States federal securities laws.

ITEM 1. BUSINESS

General

We were incorporated on July 31, 1987 under the laws of Québec, Canada under the name “Bakertalc Inc.” On January 21, 1994, we changed our name to “Palace Explorations Inc.” On November 11, 1996, we changed our name to “X-Chequer Resources Inc.” On September 29, 2004 we changed our name to “International X-Chequer Resources Inc.” On October 18, 2007, we changed our name to “Passport Metals Inc.” On November 10, 2009 we changed our name to “Passport Potash Inc.” Effective April 26, 2011, we continued our governing corporate jurisdiction from the Province of Québec to the Province of British Columbia under the name “Passport Potash Inc.”

Effective September 29, 2004, we effected a share consolidation (reverse stock split) of our issued and outstanding shares of common stock on a basis of twelve (12) old shares for one (1) new share.

Effective October 18, 2007, we effected a forward stock split of our issued and outstanding shares of common stock on a basis of one (1) old share for three (3) new shares.

We are a reporting issuer in the Canadian Provinces of British Columbia, Alberta, Ontario and Québec and our common shares are listed for trading on the TSX Venture Exchange (the “TSX-V”) under the trading symbol “PPI”.

Our head and principal office is located at 608 - 1199 West Pender Street, Vancouver, British Columbia, Canada, V6E 2R1. Our registered and records office is located at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7.

We are an exploration stage company engaged in the acquisition, exploration and development of mineral resource properties. We currently have an interest in or have the right to earn an interest in six properties, Southwest Exploration Property, Twin Buttes Ranch, Sweetwater/American Potash, Mesa Uranium, Ringbolt Property and Fitzgerald Ranch (the Holbrook Basin properties), which are all located in Arizona. We have not established any proven or probable reserves on our mineral property interests and we are not in actual development or production of any mineral deposit at this time. There is no assurance that a commercially viable mineral deposit exists on any of our property interests. Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined with respect to our mineral property interests.

Our independent auditors’ report accompanying our February 29, 2012 and February 28, 2011 financial statements contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our financial statements have been prepared assuming that we will continue as a going concern, which contemplates that we will realize our assets and satisfy our liabilities and commitments in the ordinary course of business.

Loss of Foreign Private Issuer Status under U.S. Securities Laws

Based on our analysis of the number of our shares held by persons resident in the U.S. as of August 31, 2011, as well as the majority of our assets being in the U.S., we do not meet the definition of a “foreign private issuer” under U.S. securities laws. As a result, effective March 1, 2012, we are subject to U.S. securities laws as applicable to a U.S. domestic company. The loss of foreign private issuer status has several implications on us, including that additional restrictions generally apply to the resale of securities issued by us on or after March 1, 2012, unless we file an effective registration statement with the U.S. Securities and Exchange Commission in respect of the resale of those securities.

Intercorporate Relationships

The chart below illustrates our corporate structure, including our subsidiaries, the jurisdictions of incorporation, and the percentage of voting securities held.

JOBS Act

Recently the United States Congress passed the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), which provides for certain exemptions from various reporting requirements applicable to public companies that are reporting companies and are “emerging growth companies.” We are an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and we will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b–2. Therefore, we expect to continue to be an emerging growth company for the foreseeable future.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that meet the definition of a “smaller reporting company” in Exchange Act Rule 12b-2, an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from the rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis). Furthermore, as an emerging growth company, we are able to avail ourselves to the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and to not present to our shareholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and our financial performance. Additionally, we have irrevocably elected to comply with new or revised accounting standards even though we are an emerging growth company.

Recent History

Southwest Option Agreement

On September 30, 2008 we entered into a mineral property option agreement (the “Southwest Option Agreement”) with Southwest Exploration Inc. (“Southwest”) to acquire an undivided 100% interest in 13Arizona State Land Department exploration permits (“ASLD Exploration Permits”) comprising 8,413.3 acres ( 3,404.76 ha) of mineral exploration property located in Navajo County, in the Holbrook Basin, Arizona. Under the terms of the Southwest Option Agreement, any after acquired permits within the area of common interest may be made part of the property. Pursuant to this clause, 32 additional ASLD Exploration Permits were made part of the property for a total of 45 ASLD Exploration Permits.

Under the terms of the Southwest Option Agreement, as amended, we could acquire a 100% interest in the Southwest mining claims, subject to a 1% NSR retained by Southwest, in exchange for the following considerations:

(a)	$100,000 (paid) on execution of the agreement;
(b)	1,000,000 options (issued) upon receipt of TSX-V approval of the agreement;
(c)	$125,000 from 90 days following issuance of a drilling permit from the Arizona State Land Department. This permit was received on June 11, 2009 and $125,000 was paid July 23, 2009;
(d)	250,000 shares on April 1, 2009 (issued);
(e)	2,681,000 shares on October 1, 2009 (issued);
(f)	5,000,000 shares on November 1, 2010 (issued);
(g)	$350,000 from six months following TSX-V approval of the issuance of 5,000,000 shares (paid);

(h)	Funding of $200,000 in exploration expenditures pursuant to the completion of a geological report (completed);
(i)	250,000 shares upon completion of a geological report after drilling (issued); and
(j)	Southwest shall retain a 1% NSR (purchased by the Company).

If and when the option is exercised, the 100% right, title, and interest in and to the property will vest in us free and clear of all charges, encumbrances and claims, except for the NSR.

Currently, we have a blanket bond with the Arizona State Land Department in the amount of $15,000 for the ASLD Exploration Permits. In addition, we also have a bond with the Arizona Oil and Gas Conservation Commission in the amount of $55,000 for drilling permits.

We entered into an amendment to the Southwest Option Agreement, dated September 18, 2009, whereby the parties agreed to settle the October 1, 2009 scheduled cash payment of $225,000 with the issuance of 2,681,000 shares of the Company.

We entered into a second amendment to the Southwest Option Agreement, dated April 1, 2010, whereby the parties agreed to extend the due date for the payment of $250,000 to Southwest until October 1, 2010. As we had not satisfied this payment obligation by October 1, 2010, we issued 5,000,000 shares of our common stock to Southwest on November 8, 2010 in full satisfaction of the outstanding payment.

We completed the exercise of our option to purchase the 100% interest in the Southwest claims and the purchase of the 1% net smelter royalty in an agreement dated February 13, 2012. The Southwest permits are held by PPI Holding Corporation, our wholly owned Arizona subsidiary.

Twin Buttes Ranch Lease and Option Agreement

On August 28, 2009 we entered into a four-year lease with an option to purchase (the “Lease & Option Agreement”) with Twin Buttes Ranch, LLC respecting the Twin Buttes Ranch located in the potash-bearing Holbrook Basin of east-central Arizona. The Twin Buttes Ranch comprises some 28,526 acres (11,544 hectares) of private deeded land with 76.7% or approximately 21,894 acres (8,860 hectares) overlying the potash horizons within the Holbrook Basin.

Under the terms of the Lease & Option Agreement, we may acquire a 100% undivided interest in the deeded land and sub-surface mineral rights comprising the Twin Buttes Ranch property by making lease payments totaling $500,000 over a four year period and, upon exercising our option to purchase, by paying $20,000,000 for the entire Twin Buttes Ranch including all sub-surface mineral rights except those pertaining to oil and gas, petrified wood and geothermal resources. There are no royalties associated with the sub-surface mineral rights.

On September 30, 2010 we announced that we had amended the terms of the Lease & Option Agreement to provide for an extension of a portion of the initial cash payment until December 1, 2010.

Details of the payments under the Lease & Option Agreement are as follows:

(a)	A payment of $50,000 and $10,000 legal costs on or before November 26, 2009 (paid);
(b)	A payment of $25,000 on September 17, 2010 (paid);
(c)	A payment of $75,000 on December 1, 2010 (paid);
(d)	A payment of $150,000 on August 28, 2011 (paid);
(e)	A payment of $200,000 on August 28, 2012 (paid); and
(f)

Upon exercising its option to purchase the entire Twin Butte Ranch, the Company must deliver a certified cheque in the amount of $1,000,000 on or before 5pm (Arizona time), August 28, 2013 (the option expiry date), followed by a payment of $ 19,000,000 within thirty days.

The Lease & Option Agreement will expire on August 28, 2013, or such other time mutually agreed to in writing by the parties. All payments to date have been made and the option is in good standing.

Sweetwater and American Potash Option Agreement

On November 12, 2010 we entered into an option of Arizona exploration leases (the “Sweetwater Option Agreement”) with Sweetwater River Resources, LLC (“Sweetwater”) and American Potash, LLC (“American Potash”) to acquire the right, title and interest in five mineral exploration permits within the Holbrook Basin. The five permits consist of Arizona State Land Department exploration permits that cover more than 3,200 acres.

Pursuant to the terms of the Sweetwater Option Agreement, we could acquire a 100% interest in the exploration permits for the consideration of: (i) issuing 500,000 shares of our common stock by December 15, 2010; (ii) cash payment of CAD$90,000 payable in three installments of $30,000 each at 12 months, 18 months and 24 months from the date of signing the Sweetwater Option Agreement; and (iii) meeting the exploration expenditures a required by the Arizona State Land Department. We are responsible for payment of all exploration expenditures on the permits. Pursuant to the Sweetwater Option Agreement, the property was subject to a 2% net smelter royalty in favor of American Potash which we had the option to purchase at a price of $150,000 for 1% or $300,000 for the full 2%.

On March 27, 2012, we completed the exercise of the option under the Sweetwater Option Agreement and the repurchase of the 2% NSR royalty in respect of the Sweetwater exploration permits. The permits are held by PPI Holding Corporation, our wholly owned subsidiary.

Mesa Option Agreement

On August 31, 2010 we entered into a mineral property option agreement (the “Mesa Option Agreement”) with Mesa Uranium Corp. (“Mesa”) in respect of three Arizona State Land Department exploration permits covering approximately 1,950 acres, which are wholly owned by Mesa. Pursuant to the terms of the agreement, we had the right to acquire a 75% interest in the Mesa permits in consideration for the issuance of 500,000 shares of our common stock to Mesa, the payment of $20,000.00 cash to Mesa and meeting the minimum exploration expenditures as required by the Arizona State Land Department. Upon earning a 75% interest in the permits, we had the right to acquire the remaining 25% interest in the Mesa permits by paying $100,000 in cash, stock equivalent or work expenditures. Under the terms of the agreement, we are responsible for payment of all exploration expenditures on the leases. The property was subject to a 2% net smelter royalty which we had the option to purchase at a price of $150,000 per 1% or $300,000 for the full 2%.

On February 13, 2012, we exercised our option to acquire a 75% interest in the Mesa permits. On March 9, 2012, we announced that we had exercised our option to acquire the remaining 25% interest in the Mesa properties under the Mesa Option Agreement and to acquire the 2% NSR on those properties thereby acquiring a royalty-free, 100% interest in the Mesa properties. The permits are held by PPI Holding Corporation, our wholly owned subsidiary.

Ringbolt Option Agreement

On March 28, 2011 we entered into an option agreement (the “Ringbolt Option Agreement”) with Ringbolt Ventures Ltd., Potash Green, LLC, Wendy Walker Tibbetts and Joseph J. Hansen pursuant to which we acquired the right to acquire a 100% interest in the Ringbolt potash property located in the Holbrook Basin of southeast Arizona. The Ringbolt property is comprised of 15,994.32 acres of mineral exploration permits on land managed by the Arizona State Land Department.

Pursuant to the terms of the Ringbolt Option Agreement, we may acquire a 90% interest in the property by: (i) making cash payments totaling $1.0 million ($50,000 upon execution of the agreement, $250,000 upon TSX Venture Exchange approval, $350,000 on or before the 1st anniversary of TSX Venture Exchange approval, and $350,000 on or before the 2nd anniversary of TSX Venture Exchange approval), (ii) incurring a total of $2.25 million in exploration expenditures on the property over three years ($500,000 within 1 year of TSX Venture Exchange approval, $750,000 within 1 year of the 1st anniversary of TSX Venture Exchange approval, and $1,000,000 within 1 year of the 2nd anniversary of TSX Venture Exchange approval), and (iv) issuing four million common shares over a three-year period (1,000,000 shares upon TSX Venture Exchange approval, 1,400,000 shares on or before the 1st anniversary of TSX Venture Exchange approval, and 1,600,000 shares on or before the 2nd anniversary of TSX Venture Exchange approval). Upon satisfaction of these terms, we will have the right to purchase the remaining 10% interest for a cash payment of $5 million, which shall remain exercisable until the Ringbolt property goes into commercial production (defined as the sale of any mineral products from the property). In addition, pursuant to the Ringbolt Option Agreement, the Ringbolt property will be subject to a 1% gross overriding royalty on production from the property.

On May 18, 2012, we delivered a letter to North American Potash Developments Inc. (formerly Ringbolt Ventures Ltd.) and the other optionors (collectively, the “Optionor”), informing them that they were in breach of the Ringbolt Option Agreement and that the payment of cash and shares that were due on May 17, 2012 would not be paid until Optionor cured the defaults delineated in the default letter.

On May 25, 2012, we were informed by the Optionor that it had filed a civil action in Utah seeking specific performance of the Ringbolt Option Agreement.

On June 19, 2012, we filed an answer and counterclaim to the Ringbolt civil action and tendered to the Utah court the $350,000 in cash and the 1,400,000 shares which were due pursuant to the Ringbolt Option Agreement on May 17, 2012, pending a ruling by the court on the sufficiency of tender. The court ruled that tender to the court was not sufficient, therefore, the cash and shares were released to Optionor on July 10, 2012.

On September 10, 2012, we announced that the court had granted our motion for a preliminary injunction, which enjoined Optionor from terminating the Ringbolt Option Agreement based upon the grounds alleged by Optionor. We intend to continue to vigorously defend our rights in the Ringbolt Option Agreement.

Cooperative Agreement with Hopi Tribe

Portions of our Holbrook Basin potash project in Arizona are located adjacent to land privately owned by the Hopi Tribe. On March 8, 2011 we finalized a cooperative agreement with the Hopi Tribe which establishes a cooperative arrangement between us and the Hopi Tribe and gives us access across the privately owned Hopi lands to conduct exploration activities while allowing the Tribe to share in our study results. We are in continuing discussions with the Hopi Tribe on the project.

Fitzgerald Ranch Living Trust LOI

On August 17, 2011 we entered into a binding letter of intent with co-trustees of the Fitzgerald Living Trust (the “Seller”) to acquire real estate covering a total of 41,000 contiguous acres of royalty-free private land (the “Fitzgerald Ranch”) located near Holbrook and adjacent to our Twin Butte Ranch holdings in the Holbrook Basin. On May 14, 2012, we announced that we have entered into a purchase agreement (the “Agreement”) to acquire the Fitzgerald Ranch in exchange for a total purchase price of $15 million on the following material terms: (i) $250,000 to be irrevocably released to the Seller upon execution of the Agreement; (ii) an additional $250,000 to be placed into escrow and irrevocably released to the Seller on July 1, 2012; (iii) during the term of the Agreement, we have the right to perform exploration activities on the property; (iv) a payment of $14.5 million at closing to take place on December 18, 2012; and (v) the final purchase is subject to TSX Venture Exchange approval.

A provision of the Agreement grants us the right to perform exploration activities on the property. We have added 8 additional drill holes to our 2012 drill program which will be drilled on the Fitzgerald Ranch.

Joint Exploration Agreement with HNZ Potash, LLC

On July 27, 2012, we entered into a Joint Exploration Agreement (the “Agreement”) with HNZ Potash, LLC (“HNZ”) to jointly explore and potentially develop twenty-one permitted parcels in which we hold ASLD exploration permits and which are located on the southernmost area of our landholdings (the “Permit Property”). The Permit Property is within HNZ’s private landholdings and has not been previously explored by us. Under the terms of the Agreement, HNZ has agreed to pay us 50% of certain costs previously incurred by us with respect to the Permit Property, and we will assign a 50% interest in the Permit Property to HNZ.

The purposes of the Agreement are to: (i) conduct exploration and to evaluate the potential for development and mining of the Permit Property; (ii) to acquire interests within the lands owned by the Hopi Tribe commonly referred to as the Dobell Ranch lands as more particularly described in the Agreement; (iii) if justified by the exploration activities, the parties upon mutual agreement will form an entity to seek a mining lease to jointly engage in development and mining of the Permit Property; (iv) to complete and satisfy all environmental compliance obligations and continuing obligations affecting the Permit Property; and (v) to perform any other activity necessary, appropriate, or incidental to any of the foregoing. During the term of the Agreement, the parties will equally share the costs for maintaining the Permit Property in good standing with the ASLD. The parties may, either alone or jointly, conduct exploration of any or all of the Permit Property pursuant to one or more plans of exploration.

The term of the Agreement shall begin on the effective date of the Agreement and extend to the expiration of the fifth year term of the last permit covered by the Agreement, or any permit obtained as a replacement therefor (the “Term”); provided, however, that, if during the Term the participants (or any entity formed by the participants) jointly apply for a mineral lease or mineral leases on any portion of the Permit Property, the Term shall be automatically extended to the date a final determination is issued by the ASLD regarding the last mineral lease application.

Other provisions in the Agreement include the following:

  The parties will provide to each other existing exploration data from their Holbrook Basin potash exploration activities. The data provided by each Party may be used by the other party to update their existing or future resource reports or any other future reports.
  The parties will provide each other vehicular access across existing pave and unpaved roads on property controlled by the other party.
  The parties have established an area of mutual interest and have agreed to jointly pursue opportunities within this area.

The foregoing description of the Joint Exploration Agreement does not purport to be complete and is qualified in its entirety by reference to the Joint Exploration Agreement, which is attached hereto as Exhibit 10.12, and is incorporated herein by reference.

Business Operations

Corporate Summary

Our principal property is our Holbrook Basin potash project comprised of exploration permits and claims, some of which we hold directly and others which are subject to option, a lease over with an option to purchase the Twin Buttes Ranch property, and a purchase agreement for the Fitzgerald Ranch property. Our interest in our Holbrook Basin project is comprised of 53 Arizona State Land Department exploration permits, the Twin Buttes Ranch lease and option, the purchase agreement for the Fitzgerald Ranch property, and the option to purchase the Ringbolt exploration permits (an additional 25 ASLD permits).

We have acquired a strategic position in the Holbrook Basin with land holdings encompassing over 122,000 acres. The infrastructure in the Holbrook Basin provides a strategic advantage for us, with immediate access to BNSF rail lines, Interstate 40 and a major power plant within 25 miles of the project. Our 30-hole drill program combined with historic records show that the potash deposits in the Holbrook Basin are relatively shallow by industry standards, with deposits being found at depths between 800 and 1,300 feet, which is another major advantage for us.

Potash Industry Overview

Potash

Potash is used to describe a wide variety of compounds valued primarily for their potassium content, which is commonly measured in K2O units. The most concentrated and commonly available form of potash is potassium chloride (KCl), also referred to as Muriate of Potash (MOP), which is between 60-62% K2O by weight. Secondary forms of potash include sulfate of potash magnesia, also known as langbeinite (22% K2O), potassium sulfate (50% K2O) and potassium nitrate (44% K2O).

Potash is primarily used as an agricultural fertilizer due to its high potassium content. Potassium, nitrogen and phosphate are the three primary nutrients essential for plant growth. A proper balance of these nutrients improves plant health and increases crop yields. Potash helps regulate plants’ physiological functions and improves plant durability, providing crops with protection from drought, disease, parasites and cold weather. Currently, no cost effective substitutes exist for these three nutrients. Less effective nutrient sources do exist, however, the relatively low nutrient content of these sources and cost of transportation reduce their attractiveness as a viable, economic alternative to potash.

Potash is primarily mined from underground mines and less frequently, from naturally occurring surface or sub-surface brines. It is mined through both conventional underground methods and surface or solution mining. Unlike nitrogen and phosphate, potash does not require additional chemical conversion to be used as a plant nutrient.

Domestically, approximately 85% of all potash produced is used as a fertilizer, most of it in the form of potassium chloride, according to the U.S. Geological Survey. The chemical industry consumes the remaining 15% of potash produced.

Demand for Potash

Potash demand depends primarily on the demand for fertilizer, which is based on the total planted acreage, crop mix, soil characteristics, fertilizer application rates, crop yields and farm income. Each of these factors is affected by current and projected grain stocks and prices, agricultural policies, improvements in agronomic efficiency, fertilizer application rates and weather. From 2000 to 2010, global consumption of potash as a fertilizer grew at a compound annual growth rate (“CAGR”) of 2.6% per year, from approximately 21.9 million tonnes K2O to approximately 28.3 million tonnes K2O, according to Fertecon.

Source: Fertecon

While developed countries have traditionally been the largest consumers of potash, developing countries are the fastest growing markets for potash, including in the emerging and developing economies of India, China and Brazil. Over the next eight years, Fertecon estimates that potash fertilizer consumption will grow in India, China and Brazil at a CAGR of 8.8%, 4.8% and 3.7%, respectively. Population and income growth are two important drivers of potash demand.

According to the USGS Mineral Commodity Summaries (January 2012), approximately 15% of U.S. potash consumption is used in the production of potassium chemicals for industrial markets. Industrial applications for potassium chloride include the production of potassium hydroxide, which is used in the production of other potassium chemicals; the production of potassium carbonate, which is primarily used for specialty glasses for cathode-ray tubes and as a component in dry-chemical fire extinguishers; leavening agents; and as a pharmaceutical ingredient. Potassium chloride is also used in the oil and gas industry as a drilling fluid additive. Other industrial applications of potassium chloride include use as a flux in secondary aluminum processing, as a potassium supplement in animal feeds, and in ceramics, textiles and dyes. From 2000 to 2010, U.S. industrial consumption of potash grew at a CAGR of 1.3%, from 725 thousand tonnes to 825 thousand tonnes, according to Fertecon.

Only 12 countries produce nearly all of the world's supply, making much of the world dependent upon imports to satisfy their potash requirements. With its highly developed agricultural economy and limited domestic production capability, the U.S. is the second largest consumer of potash globally, representing 15.9% of total estimated consumption for 2010, as reported by Fertecon. According to Fertecon, in 2010, the U.S. was the largest importer of potash in the world, importing approximately 90% of its potash. The high level of potash consumption in the U.S. is in large part due to its extensive cultivation of commodity crops such as corn, wheat, cotton and soybeans.

Supply of Potash

The supply of potash is influenced by a broad range of factors including available capacity and achievable operating rates; mining, production and freight costs; government policies and global trade. According to Fertecon, in 2010, seven countries accounted for approximately 91% of the world's aggregate potash production. This scarcity has resulted in a high degree of concentration among the leading producers. Canada currently accounts for approximately 29% of global potash production. The next six largest producers, Russia, Belarus, China, Germany, Israel and Jordan, account for approximately 62% of global production. The U.S. produces approximately 17% of the potash it consumes. U.S. potash reserves are concentrated in the southwestern U.S and account for approximately 3.3% of world production. The leading global providers of potash are shown in the following chart:

Source: Fertecon

Based on demand growth expectations, and assuming normal effective capacity utilization rates and timely completion of all announced capacity expansions, Fertecon projects the global potash market to grow from 34.6 million tonnes of K2O total sales in 2010 to 46.6million tonnes in 2020.

Competitive Business Conditions

We compete with numerous other companies and individuals in the search for and acquisition or control of attractive mineral properties. Our ability to acquire further properties will depend not only on our ability to operate and develop our properties but also on our ability to select and acquire suitable properties or prospects for exploration or development.

In regards to our plan to produce potash, there are a limited number of potash producers presently. If we are successful at becoming a producer of potash, our ability to be competitive with those producers will require that we establish a reliable supply of potash to the market.

Regulation

The exploration and development of a mining prospect is subject to regulation by a number of federal and state government authorities. These include the United States Environmental Protection Agency and the Bureau of Land Management as well as the various state environmental protection agencies. The regulations address many environmental issues relating to air, soil and water contamination and apply to many mining related activities including exploration, mine construction, mineral extraction, ore milling, water use, waste disposal and use of toxic substances. In addition, we are subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals and taxation. Many of the regulations require permits or licenses to be obtained and the filing of Notices of Intent and Plans of Operations, the absence of which or inability to obtain will adversely affect the ability for us to conduct our exploration, development and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

If we are successful in the future at discovering a commercially viable mineral deposit on our property interests, then if and when we commence any mineral production, we will also need to comply with laws that regulate or propose to regulate our mining activities, including the management and handling of raw materials, disposal, storage and management of hazardous and solid waste, the safety of our employees and post-mining land reclamation.

We cannot predict the impact of new or changed laws, regulations or permitting requirements, or changes in the ways that such laws, regulations or permitting requirements are enforced, interpreted or administered. Health, safety and environmental laws and regulations are complex, are subject to change and have become more stringent over time. It is possible that greater than anticipated health, safety and environmental capital expenditures or reclamation and closure expenditures will be required in the future. We expect continued government and public emphasis on environmental issues will result in increased future investments for environmental controls at our operations.

The Minerals Section of the Arizona State Land Department is responsible for mining/mineral activities on Arizona State Trust land. Exploration Permits and Mining Leases are governed by: Arizona Revised Statutes Title 27, Minerals, Oil and Gas; Title 37 Public Lands; Title 41 State Government; and Arizona Administrative Code Title 12 Natural Resources, Chapter 5. In order to explore for minerals on Arizona State Trust lands we are required to comply with the following:

•	A non-refundable filing fee of $500.00 is required for each application.
•	An environmental disclosure questionnaire must accompany each application.
•	A maximum 640 acres or 1 whole section is permitted per application.
•	An exploration permit is valid for one (1) year, renewable up to five (5) years.
•	Lease boundaries, access routes, mine workings, roads, water sources, residences, utilities, etc. must be plotted separately on a USGS Topographic Map included with the application.
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The application must be signed by the applicant(s) or an authorized agent. If an agent is filing for the applicant, a notarized Power of Attorney must be filled with the Department. The filing fee for a Power of Attorney is $50.00.

•	The processing of an Exploration Permit takes a minimum of sixty (60) days.
•	The Application is reviewed by the ASLD Minerals Section and if necessary, other ASLD divisions, outside agencies and any interested parties.
•	Rent is $2.00 per acre for first year which includes the second year and $1.00 per acre per year for years three through five.
•	An Exploration Plan of Operation must be submitted annually and approved by the ASLD prior to startup of exploration activities.
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If any surface disturbance is planned as part of the exploration activities, Archaeological and Biological surveys as well as any other applicable permits must be submitted for ASLD review (three (3) copies of each and an electronic copy in pdf format).

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A bond is established based on the proposed exploration activities. Typically a $3,000.00 bond is required for a single permit or a blanket bond of $15,000.00 for five or more permits held by an individual or company.

•	Minimum work expenditure requirements are:
• $10 per acre per year for years 1-2;
• $20 per acre per year for years 3-5; and
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Proof of work expenditures must be submitted to the ASLD Minerals Section each year in the form of invoice and paid receipts. If no work was completed on-site, the applicant can pay the equal amount to the department.

•	An exploration permit is not a right to mine.

If discovery of a valuable mineral deposit is made, the permitee must apply for a mineral lease before actual mining activities can begin.

Prospecting on Federal lands is administered by the Bureau of Land Management (“BLM”). Prospecting Permits are covered by the Public Domain Mineral Leasing Act of 1920, as amended (30 U.S.C. 181 et seq.), the Acquired Lands Mineral Leasing Act of 1947, as amended (30 U.S.C. 351-359), and the Federal Land Policy Management

Act of 1976 (FLPMA), (43 U.S.C. 1701 et seq.) which authorizes the management and use of the public lands. The regulations governing these minerals are found in the 43 CFR 3500 regulations.

We have applied for prospecting permits with the BLM but have not yet been granted permission to begin exploration activities. The permits are still in process.

Employees

As at June 25, 2012, we do not have any employees, however, we have 10 individuals working on a consulting basis. Our operations are managed by our officers with input from our directors. We engage geological and engineering consultants from time to time as required to assist in evaluating our property interests and recommending and conducting work programs.

ITEM 1A. RISK FACTORS

In addition to the factors discussed elsewhere in this Registration Statement, the following are certain material risks and uncertainties that are specific to our industry and properties that could materially adversely affect our business, financial condition and results of operations.

Risks Associated with the Holbrook Basin Project

The Holbrook Project may be subject to unknown land title defects.

Although we believe we have exercised reasonable due diligence with respect to determining title to our properties, there is no guarantee that title to our properties and other tenure will not be challenged or impugned. No assurances can be given that there are no title defects affecting our properties. Our properties may be subject to prior unregistered liens, agreements, transfers or claims and title may be affected by, among other things, undetected defects. There may be valid challenges to the title of our properties which, if successful, could prevent us from operating our properties as planned or permitted or prevent us from enforcing our rights with respect to our properties.

We may not locate any commercially viable mineral deposits on any of our current properties within the Holbrook Basin Project, which would have an adverse effect on the value of our common stock.

Our exploration for commercially viable mineral deposits is highly speculative in nature and involves the substantial risk that no viable mineral deposits will be located on any of our properties within the Holbrook Basin Project. There is a considerable risk that any exploration program we conduct on our properties may not result in the discovery of any significant mineralization or commercially viable mineral deposits. We may encounter numerous geological features that limit our ability to locate mineralization or that interfere with our planned exploration programs, each of which could result in our exploration efforts proving unsuccessful. In such a case, we may incur the costs associated with an exploration program without realizing any benefit. This would likely result in a decrease in the value of our common stock and investors may lose their entire investment.

There is no guarantee that we will be able to finance the Holbrook Basin Project for production if we are successful at locating a commercially viable mineral deposit.

If we are successful at locating a commercially viable mineral deposit on any of our current properties within the Holbrook Basin Project, then any decision to proceed with production on the Holbrook Basin Project will require significant production financing. If we are unable to source production financing on commercially viable terms, we may not be able to proceed with the project and may have to write-off our investment in the project.

A portion of our properties is within the expanded boundaries of the Petrified Forest National Park, which may expose us to increased environmental and regulatory scrutiny.

Our Holbrook Basin Project is in close proximity to the Petrified Forest National Park (“PFNP”), a national park in northeastern Arizona protected by the United States National Parks Services. In December 2004, the United States government enacted legislation which expanded the authorized boundary of PFNP by approximately 125,000 acres to include adjacent lands. Portions of our Twin Butte Ranch property fall within the expanded boundaries of the PFNP. Although the enabling legislation for the expansion of the PFNP provides that the Secretary of the Interior may only acquire land in private ownership from willing sellers, the proximity of our properties to the PFNP may expose us to increased environmental and regulatory scrutiny.

The proximity of our properties to the PFNP could lead to the denials of approvals and permits necessary to develop portions or our Holbrook Project. Furthermore, the proposed expansion of the PFNP could limit our ability to acquire additional mineral rights, and additional acquisitions of lands or interests in land by the National Park Service would lead to further overlap with our current holdings.

Continued government and public emphasis on environmental issues can be expected to result in increased future investments in environmental controls at ongoing operations, which may lead to increased expenses. Permit renewals and compliance with present and future environmental laws and regulations applicable to our operations may require substantial capital expenditures and may have a material adverse effect on our business, financial condition and operating results.

We are currently in litigation with respect to the Ringbolt Option Agreement covering approximately 16,000 acres of ASLD exploration permits, which if we are unsuccessful in the outcome of such litigation may adversely affect our business operations.

We are currently a defendant as well as a plaintiff by counterclaim in a civil claim brought by the interest holders of the Arizona State Land Department mineral exploration permits covering approximately 16,000 acres known as the Ringbolt Property. The outcome of this litigation is uncertain and if we are not able to maintain our right to acquire the Ringbolt Property, this may have an adverse affect on our business operations.

Risks Related to Our Business

We are an "emerging growth company" under the JOBS Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, shareholder approval of any golden parachute payments not previously approved and presenting the relationship between executive compensation actually paid and our financial performance. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an “emerging growth company” for up to five years after our first sale of common stock pursuant to a Securities Act registration statement, although we will lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any August 31.

Our status as an “emerging growth company” under the JOBS Act of 2012 may make it more difficult to raise capital as and when we need it. Because of the exemptions from various reporting requirements provided to us as an “emerging growth company”, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected..

We are an exploration stage company with no current revenue source and a history of operating losses and there is an expectation that we will generate operating losses for the foreseeable future; we may not achieve profitability for some time, if at all.

We have a history of operating losses and there can be no assurance that we will ever be profitable. We presently have no ability to generate earnings as our properties are in the exploration stage. Significant operating losses are to be anticipated for at least the next several years before we will be able to generate any revenues. If the Holbrook Basin Project is successfully developed and operated, we anticipate that we will retain future earnings and other cash resources for the future operation and development of our business.

We will require additional financing in order to continue our exploration activities and our assessment of the commercial viability of our mineral properties, and if we raise additional financing existing securityholders may experience dilution.

We will need to raise additional financing to complete further exploration of our mineral properties. Furthermore, if the costs of our planned exploration programs are greater than anticipated, we may have to seek additional funds through public or private share offerings or arrangements with corporate partners. There can be no assurance that we will be successful in our efforts to raise these required funds, or on terms satisfactory to us. The continued exploration of our mineral properties and the development of our business will depend upon our ability to establish the commercial viability of our mineral properties and to ultimately develop cash flow from operations and reach profitable operations. We currently are in the exploration stage and we have no revenue from operations and we are experiencing significant negative cash flow from operations. Accordingly, the only other sources of funds presently available to us are through the sale of equity. We presently believe that debt financing will not be an alternative to us as all of our properties are in the exploration stage. Alternatively, we may finance our business by offering an interest in our mineral properties to be earned by another party or parties carrying out further exploration thereof or to obtain project or operating financing from financial institutions, neither of which is presently intended. If we are able to raise funds from the sale of our securities, existing securityholders may experience significant dilution of their ownership interests and possibly to the value of their existing securities. If we are unable to obtain this additional financing, we will not be able to continue our exploration activities and our assessment of the commercial viability of our mineral properties.

As our mineral properties do not contain any reserves or any known body of economic mineralization, we may not discover commercially exploitable quantities of potash on our mineral properties that would enable us to enter into commercial production, achieve revenues and recover the money we spend on exploration.

Our properties do not contain reserves in accordance with the definitions adopted by the SEC and there is no assurance that any exploration programs that we carry out will establish reserves. All of our mineral properties are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known potash mineralization at these projects has not yet been determined to be economic, and may never be determined to be economic. We plan to conduct further exploration activities on our mineral properties, which future exploration may include the completion of feasibility studies necessary to evaluate whether a commercial mineable mineral body exists on any of our mineral properties. There is a substantial risk that these exploration activities will not result in discoveries of commercially recoverable quantities of potash. Any determination that our properties contain commercially recoverable quantities of potash may not be reached until such time that final comprehensive feasibility studies have been concluded that establish that a potential mine is likely to be economic. There is a substantial risk that any preliminary or final feasibility studies carried out by us will not result in a positive determination that our mineral properties can be commercially developed.

Our exploration activities on our mineral properties may not be successful, which could lead us to abandon our plans to develop such properties and our investments in exploration.

We are an exploration stage company and have not as yet established any reserves on our properties. Our long-term success depends on our ability to establish commercially recoverable quantities of potash on our mineral properties that can then be developed into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor. The success of mineral exploration is determined in part by the following factors:

  identification of potential mineral mineralization based on superficial analysis;
  availability of government-granted exploration permits;
  the quality of management and geological and technical expertise; and
  the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop processes to extract potash, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be established or determined to be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; potash prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineral reserves. The decision to abandon a project may reduce the trading price of our common stock and impair our ability to raise future financing. We cannot provide any assurance to investors that we will discover any mineralized material in sufficient quantities on any of our properties to justify commercial operations. Further, we will not be able to recover the funds that we spend on exploration if we are not able to establish commercially recoverable quantities of potash on our mineral properties.

We have a history of operating losses and there can be no assurances we will be profitable in the future.

We have a history of operating losses, expect to continue to incur losses, are considered to be in the exploration stage, and may never be profitable. Further, we have been dependent on sales of our equity securities to meet our cash requirements. We incurred net profit of $8,505,659 in the year ended February 29, 2012, however, this net profit was a result of substantial non-cash decrease in derivative liability, and net losses totaling $31,208,831 in the year ended February 28, 2011. Further, we do not expect positive cash flow from operations in the near term. There is no assurance that actual cash requirements will not exceed our estimates. In particular, additional capital may be required in the event that: (i) the costs to acquire additional mineral exploration claims are more than we currently anticipate; (ii) exploration costs for additional claims increase beyond our expectations; or (iii) we encounter greater costs associated with general and administrative expenses or offering costs.

Our participation in mineral exploration prospects has required and will continue to require substantial capital expenditures. The uncertainty and factors described throughout this section may impede our ability to economically discover mineral prospects. As a result, we may not be able to achieve or sustain profitability or positive cash flows from operating activities in the future.

Our operations are subject to losses due to exchange rate fluctuation.

We maintain accounts in Canadian currency. Our equity financings have to-date been priced in Canadian dollars, however our material project is located in the United States and requires regular currency conversions to U.S. dollars. Our operations are accordingly subject to currency fluctuations and such fluctuations may materially affect our financial position and results. We do not engage in currency hedging activities.

Declining economic conditions could negatively impact our business.

Our operations are affected by local, national and worldwide economic conditions. Markets in the US, Canada and elsewhere have been experiencing extreme volatility and disruption for more than 12 months, due in part to the financial stresses affecting the liquidity of the banking system and the financial markets generally. The consequences of a potential or prolonged recession may include a lower level of economic activity and uncertainty regarding energy prices and the capital and commodity markets. Instability in the financial markets, as a result of recession or otherwise, also may affect the cost of capital and our ability to raise capital.

The mining industry is very competitive and our ability to attract and retain qualified contractors and staff is critical to our success. The departure of key personnel or loss of key contractors could adversely affect our ability to run our business and achieve our business objectives.

We will compete in the hiring of appropriate geological, engineering, permitting, environmental and other operational experts to assist with the location, exploration and development of our mineral property interests and implementation of our business plan. We believe we will have to offer or pay appropriate cash compensation and options to induce persons to be associated with an exploration stage company.

In addition, we depend to a great extent on principal members of our management. If we lose the services of any key personnel, in particular, Mr. Joshua Bleak, our President and CEO, who has been instrumental in the growth and expansion of our business, it could significantly impede our growth plans and corporate strategies, identifying business opportunities, recruiting new staff, and retaining existing capable staff. The recruiting and retaining qualified scientific, technical and managerial personnel is critical to our success. We do not currently have any key man life insurance policies. We may not be able to retain existing personnel or attract and retain qualified staff in the future.

If we are unable to hire qualified contractors and staff and retain personnel in key positions because of our limited resources, we may be unable to proceed with the implementation of our business plan of exploring and possibly developing our mineral property interests. In that event, investors will have their investment impaired or it may be entirely lost.

We face competition from larger companies having access to substantially more resources than we possess.

Our competitors include other mineral exploration and mining companies and fertilizer producers in the United States and globally, including state-owned and government-subsidized entities. Many of these competitors are large, well-established companies and have substantially larger operating staffs and greater capital resources than we do. We may not be able to successfully conduct our operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment. Specifically, these larger competitors may be able to pay more for exploratory prospects and productive mineral properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, such companies may be able to expend greater resources on the existing and changing technologies that we believe are and will be increasingly important to attaining success in the industry. If our competition is such that we cannot compete and generate a sufficient return on our investment and operations, we may be forced to curtail our operations, resulting in a loss to investors.

There is substantial doubt as to whether we can continue as a going concern.

Our auditors have included an explanatory paragraph in their opinion that accompanies our audited financial statements as of and for the year ended February 29, 2012, indicating that we have incurred losses since inception of the exploration stage of $25,453,864 which raises substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our officers and directors may be subject to conflicts of interest.

Some of our officers and directors serve only part time and may be subject to conflicts of interest. Each may devote part of his working time to other business endeavors, including consulting relationships with other corporate entities, and may have responsibilities to these other entities. Such conflicts may include deciding how much time to devote to our affairs, as well as what business opportunities should be presented to us. Because of these relationships, some of our officers and directors may be subject to conflicts of interest.

Joshua Bleak, our President CEO and a director, as well as John Eckersley, our Vice President and a director, serve full time (40 hours per week). All of the other directors and officers only provide services to us on a part time basis as follows:

Laara Shaffer (CFO and a director) – 15 hours per week;
Ali Rahimtula (director) – 10 hours per week;
Matthew Salmon (director) – 10 hours per week;
David Salisbury (director) – 10 hours per week;
Dennis Ickes (director) – 10 hours per week; and
Jerry Aiken (director) – 10 hours per week.

We are required to indemnify our directors and executive officer against liability to us and our stockholders, and such indemnification could increase our operating costs.

Our Articles require us to indemnify our directors and officers against claims associated with carrying out the duties of their offices. Our Articles also require us to reimburse them for expenses actually and reasonably incurred by such director and/or officer in respect of legal proceedings relating to carrying out the duties of their offices.

Since our directors and executive officer are aware that they may be indemnified for carrying out the duties of their offices, they may be less motivated to meet the standards required by law to properly carry out such duties, which could increase our operating costs. Further, if our directors or executive officer file a claim against us for indemnification, the associated expenses could also increase our operating costs.

General Risks Associated with Our Exploration Activities

Mining operations are subject to comprehensive regulation, which may cause substantial delays or require capital outlays in excess of those anticipated, causing an adverse effect on our business operations.

If economic quantities of minerals are found on any of our mineral property interests by us in sufficient quantities to warrant mining operations, such mining operations will be subject to federal, state, and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, state, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. Environmental standards imposed by federal, provincial, or local authorities may be changed and any such changes may have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus resulting in an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons. To date we have not been required to spend material amounts on compliance with environmental regulations. However, we may be required to do so in future and this may affect our ability to expand or maintain our operations.

Mineral exploration and development and mining activities are subject to certain environmental regulations, which may prevent or delay the commencement or continuance of our operations.

Mineral exploration and development and future potential mining operations are or will be subject to stringent federal, state and local laws and regulations relating to improving or maintaining environmental quality. Environmental laws often require parties to pay for remedial action or to pay damages regardless of fault. Environmental laws also often impose liability with respect to divested or terminated operations, even if the operations were terminated or divested of many years ago.

Future potential mining operations and current exploration activities are or will be subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is also subject to risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production. Compliance with these laws and regulations will impose substantial costs on us and will subject us to significant potential liabilities.

Costs associated with environmental liabilities and compliance are expected to increase with the increasing scale and scope of operations and we expect these costs may increase in the future.

We believe that our operations comply, in all material respects, with all applicable environmental regulations. However, we are not fully insured at the current date against possible environmental risks.

Our operations are dependent on receiving the required permits and approvals from governmental authorities. Denial or delay by a government agency in issuing any of our permits and approvals or imposition of restrictive conditions on us with respect to these permits and approvals may impair our business and operations.

We must obtain numerous environmental and exploration permits and approvals authorizing our future operations. A decision by a government agency to deny a permit or approval could have a material adverse effect on our ability to continue operations at the affected location and may have a material adverse effect on our business operations.

In addition, if we are successful at indentifying a commercially viable potash deposit on our Holbrook Basin Project, the future potential development of such deposit into a mine is also predicated upon securing all necessary permits and approvals. A denial of or delay in obtaining any of these permits or approvals or the issuance of any of these permits with cost-prohibitive conditions could interfere with any potential development of this property and have a material adverse effect on our business, financial condition or results of operations.

Our business involves many operating risks, which may result in substantial losses, and insurance may be unavailable or inadequate to protect us against these risks.

Our operations are subject to hazards and risks associated with the exploration of natural resources and related fertilizer materials and products, such as: fires; explosions; inclement weather and natural disasters; mechanical failures; unscheduled downtime; and availability of needed equipment at acceptable prices. Any of these risks can cause substantial losses resulting from: damage to and destruction of property, natural resources and equipment; regulatory investigations and penalties; revocation or denial of our permits; suspension of our operations; and repair and remediation costs.

Our liability for environmental hazards may extend to those created either by the previous owners of properties that we purchase or lease or by acquired companies prior to the date we acquire them. We do not currently maintain insurance against all of the risks described above. In the future we may not be able to obtain insurance at premium levels that justify its purchase. We may also experience losses in amounts in excess of the insurance coverages carried. Either of these occurrences could harm our financial condition and results of operations.

Potash is a commodity with a selling price that is highly dependent on the business and economic conditions and governmental policies affecting the agricultural industry. These factors are outside of our control and may significantly affect our profitability.

If we are able to achieve commercial production on any of our properties, our future revenues, operating results, profitability and rate of growth will depend primarily upon business and economic conditions and governmental policies affecting the agricultural industry, which we cannot control. The agricultural products business can be affected by a number of factors. The most important of these factors, for U.S. markets, are: weather patterns and field conditions (particularly during periods of traditionally high crop nutrients consumption); quantities of crop nutrients imported to and exported from North America; current and projected grain inventories and prices, both of which are heavily influenced by U.S. exports and world-wide grain markets; and U.S. governmental policies, including farm and biofuel policies and subsidies, which may directly or indirectly influence the number of acres planted, the level of grain inventories, the mix of crops planted or crop prices.

International market conditions, which are also outside of our control, may also significantly influence our future operating results. The international market for crop nutrients is influenced by such factors as the relative value of the U.S. dollar and its impact upon the cost of importing crop nutrients, foreign agricultural policies, the existence of, or changes in, import barriers, or foreign currency fluctuations in certain foreign markets, changes in the hard currency demands of certain countries and other regulatory policies of foreign governments, as well as the laws and policies of the United States affecting foreign trade and investment.

Government regulation may adversely affect our business and results of operations.

Projects related to mineral exploration, mining and natural resources are subject to various and numerous federal, state and local government regulations, which may be changed from time to time. There are federal, state and local laws and regulations primarily relating to protection of human health and the environment applicable to the exploration, mining, development, production, handling, storage, transportation and disposal of natural resources, including potash, or its by-products and other substances and materials produced or used in connection with mining operations. Activities subject to regulation include the use, handling, processing, storage, transportation and disposal of hazardous materials, and we could incur substantial additional costs to comply with environmental, health and safety law requirements related to these activities. We also could incur substantial costs for liabilities arising from past unknown releases of, or exposure to, hazardous substances.

Under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, we could be held jointly and severally responsible for the removal or remediation of any hazardous substance contamination at future facilities, at neighboring properties to which such contamination may have migrated and at third-party waste disposal sites to which we have sent waste. We could also be held liable for natural resource damages. Liabilities under these and other environmental health and safety laws involve inherent uncertainties. Violations of environmental, health and safety laws are subject to civil, and, in some cases, criminal sanctions. As a result of liabilities under and violations of environmental, health and safety laws and related uncertainties, we may incur unexpected interruptions to operations, fines, penalties or other reductions in income, third-party claims for property damage or personal injury or remedial or other costs that would negatively impact our financial condition and operating results. Finally, we may discover currently unknown environmental problems or conditions. The discovery of currently unknown environmental problems may subject us to material capital expenditures or liabilities in the future.

Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ongoing operations, which may lead to increased expenses. Permit renewals and compliance with present and future environmental laws and regulations applicable to our operations may require substantial capital expenditures and may have a material adverse effect on our business, financial condition and operating results.

Risks Related to Our Securities

We do not intend to pay dividends and there will thus be fewer ways in which you are able to make a gain on your investment.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future and we may not have sufficient funds legally available to pay dividends. To the extent that we require additional funding currently not provided for in our financing plans, our funding sources may prohibit the payment of any dividends. Because we do not intend to declare dividends, any gain on your investment will need to result from an appreciation in the price of our common stock. There will therefore be fewer ways in which you are able to make a gain on your investment.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC's penny stock regulations which may limit a stockholder's ability to buy and sell our stock.

Our stock is a penny stock. The SEC has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000, not including any equity in that person’s or person’s spouse’s primary residence, or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

FINRA sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

In addition to the “penny stock” rules promulgated by the SEC, the Financial Industry Regulatory Authority (FINRA) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

Any future sales of our equity securities will dilute the ownership percentage of our existing stockholders and may decrease the market price for our common stock.

Given our lack of revenues and the doubtful prospect that we will earn significant revenues in the next several years, we will likely have to issue additional equity securities to obtain funds for our planned exploration operations and acquisition activities. Our efforts to fund our planned exploration and acquisition activities will therefore result in dilution to our existing stockholders. In short, our continued need to sell equity will result in reduced percentage ownership interests for all of our investors, which may decrease the market price for our common stock.

ITEM 2. FINANCIAL INFORMATION

Managment’s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with (i) our audited financial statements for the fiscal years ended February 29, 2012 and February 28, 2011 and the notes thereto and (ii) the section entitled “Item 1. Business”, included elsewhere in this Registration Statement. Our consolidated financial statements are prepared in accordance with U.S. GAAP. All references to dollar amounts in this section are in U.S. dollars unless expressly stated otherwise.

Overview

We are an exploration stage company engaged in the acquisition, exploration and development of mineral resource properties. We currently have an interest in or have the right to earn an interest in six properties: Southwest Exploration Property, Twin Buttes Ranch, Sweetwater/American Potash, Mesa Uranium, Ringbolt Property and Fitzgerald Ranch, which are all located in Arizona.

Results of Operations

Results of Operations for the three month periods ended May 31, 2012 and 2011

The following table sets forth our results of operations from inception of exploration stage on May 22, 2007 to May 31, 2012 as well as for the month periods ended May 31, 2012 and 2011:

			May 22, 2007
			(inception of
	Three month period	Three month period	Exploration
	ended May 31,	ended May 31,	Stage) to May 31,
	2012	2011	2012

Operating Expenses:
Administration	$4,501	$-	$846,005
Advertising	210,957	184,635	1,375,337
Business development	193,229	36,464	604,596
Consulting fees	178,268	426,061	7,438,874
Depreciation	55	71	2,052
Foreign exchange (gain) loss	305,881	(28,308)	263,593
Investor relations	121,272	390,333	1,100,025
Management fees	171,001	402,247	2,784,338
Mineral property impairment	-	-	652,784
Mineral property option payments and exploration costs	1,236,025	2,868,902	12,494,294

Office and miscellaneous	17,251	8,699	204,795
Professional fees	73,725	21,928	631,135
Property investigation costs	-	-	24,483
Transfer agent and filing fees	2,443	20,634	285,645
Net loss before other items	(2,514,608)	(4,331,636)	(28,707,956)

Other Items

Change in derivative liability	3,246,553	8,065,786	3,807,903
Interest income	14,194	-	76,691
Loss on debt settlement	-	-	(37,488)
Other income	-	-	153,125
	3,260,747	8,065,786	4,000,231

Net profit (loss)	$746,139	$3,737,150	$(24,707,725)
Earnings (Loss) per share - basic	$0.00	$0.03
Earnings per share - dilutive	$0.00	$0.02
Weighted average number of shares
Outstanding during the year - basic	169,323,707	121,764,488
Weighted average number of shares
Outstanding during the year - dilutive	207,646,399	160,608,483

Revenues

During three month periods ended May 31, 2012 and 2011, we did not generate any revenues.

Operating Expenses

Operating expenses incurred during the three month period ended May 31, 2012 were 2,514,608 as compared to $4,331,636 during the three month period ended May 31, 2011. Significant changes and expenditures are outlined as follows:

  Administration expenses were $4,501 and $Nil for the three month periods ended May 31, 2012 and 2011, respectively. The increase was due to the increase in exploration activity which resulted in an increase in administration expenses during the three month period ended May 31, 2012.

  Advertising expenses were $210,957 and $184,635 for the three month periods ended May 31, 2012 and 2011, respectively. The increase was due to additional promotion purposes to increase market awareness of the Company during the three month period ended May 31, 2012.

  Business Development expenses were $193,229 and $36,464 for the three month periods ended May 31, 2012 and 2011, respectively. The increase was due to additional travel expenses and attending more conventions during the three month period ended May 31, 2012.

  Consulting fees were $178,268 and $426,061 for the three month periods ended May 31, 2012 and 2011, respectively. The decrease was mainly due to the Company not paying any stock based compensation to consultants during the three month period ended May 31, 2012 as compared to $360,927 stock based compensation issued to consultants for the three month period ended May 31, 2011.

  Depreciation expense was $55 and $71 for the three month periods ended May 31, 2012 and 2011, respectively.

  Foreign exchange (gain) loss was $305,881 and ($28,308) for the three month periods ended May 31, 2012 and 2011, respectively. The change from a gain in 2011 to a loss in 2012 was due to fluctuations in the USD and CAD exchange rate and the translation of non-monetary assets.

  Investor relations expenses were $121,272 and $390,333 for the three month periods ended May 31, 2012 and 2011, respectively.  The decrease was due to a decrease in spending on investor relations activity during the three month period ended May 31, 2012 as well as the Company decreasing its stock based compensation payment to investor relations for the three month period ended May 31, 2012 as compared to the three month period ended May 31, 2011. The net effect was a decrease of $269,061.

  Management fees were $171,001 and $402,247 for the three month periods ended May 31, 2012 and 2011, respectively.  The decrease in management fees was mainly due to the Company not paying any stock based compensation to management during the three month period ended May 31, 2012 as compared to May 31, 2011. The net decrease for the period ending May 31, 2012 was $231,247.

  Mineral property option payments and exploration costs were $1,236,025 and $2,868,902 for the three month periods ended May 31, 2012 and 2011, respectively.  The decrease was mainly due to the Company incurring less option payments and exploration costs during the three month period ended May 31, 2012. $214,998 of the decrease was attributable to the fact that no stock based compensation were issued during the period ended May 31, 2012.

  Office and miscellaneous expenses were $17,251 and $8,699 for the three month periods ended May 31, 2012 and 2011, respectively. The increase was due to the increase in operating activities during the three month period ended May 31, 2012.

  Professional fees were $73,725 and $21,928 for the three month periods ended May 31, 2012 and 2011, respectively. The increase was due to an increase in operating activities and regulatory filings with respect to the Company during the three month period ended May 31, 2012.

  Transfer agent and filing fees were $2,443 and $20,634 for the three month periods ended May 31, 2012 and 2011, respectively. The decrease was due to a decrease in the services being provided by the transfer agent during the three month period ended May 31, 2012.

Other Items

During the three month period ended May 31, 2012, our other items accounted for $3,260,747 in income as compared to $8,065,786 in income for the three month period ended May 31, 2011. The significant changes in other items income (expenses) are outlined as follows:

  Change in derivative liability was $3,246,553 and $8,065,786 for the three month periods ended May 31, 2012 and 2011, respectively. The change in derivative liability was due to a decrease in the fair value of the derivative liability for the three month period ended May 31, 2012 as compared to the three month period ended May 31, 2011.

  Interest income was $14,194 and $Nil for the three month periods ended May 31, 2012 and 2011, respectively. The increase was due to the Company having more funds in short term interest bearing securities during the three month period ended May 31, 2012.

Net Income (Loss)

The net income was $746,139 and $3,737,150 for the three month periods ended May 31, 2012 and 2011, respectively. The decrease in net income of $2,991,011 resulted primarily from the change in derivative liability from $8,065,786 in the three month period ended May 31, 2011 to $3,246,553 in the three month period ended May 31, 2012, which was further reduced by an increase in administration expenses, advertising expenses, business development expenses, foreign exchange loss, office and miscellaneous expenses, and professional fees.

Results of Operations for the Years Ended February 29, 2012 and February 28, 2011

The following table sets forth our results of operations from inception of exploration stage on May 22, 2007 to February 29, 2012 as well as for the fiscal years ended February 29, 2012 and February 28, 2011:

			May 22, 2007
			(inception of
	Fiscal year ended	Fiscal year ended	Exploration
	February 29, 2012	February 28, 2011	Stage) to
			February 29,
			2012

Operating Expenses:
Administration	$215,687	$525,450	$816,672
Advertising	1,028,472	131,284	1,164,380
Business development	411,367	-	411,367
Consulting fees	2,783,987	3,731,814	7,260,606
Depreciation	278	339	1,997
Foreign exchange (gain) loss	198,974	(194,296)	(42,288)
Investor relations	487,996	437,102	978,753
Management fees	1,088,541	1,325,840	2,613,337
Mineral property impairment	-	-	652,784
Mineral property option payments and exploration costs	7,286,863	2,790,910	11,258,269
Office and miscellaneous	59,905	41,479	187,544
Professional fees	253,380	101,803	557,410
Property investigation costs	24,483	-	24,483
Rent	-	7,024	24,832
Transfer agent and filing fees	79,186	99,650	283,202
Net loss before other items	(13,919,119)	(8,998,399)	(26,193,348)

Other Items

Change in derivative liability	22,209,156	(22,172,944)	561,350
Interest income	62,497	-	62,497
Loss on debt settlement	-	(37,488)	(37,488)
Other income	153,125	-	153,125
	22,424,778	(22,210,432)	739,484

Net profit (loss)	$8,505,659	$(31,208,831)	$(25,453,864)
Earnings (Loss) per share - basic	$0.06	$(0.65)
Earnings per share - dilutive	$0.05	$-
Weighted average number of shares
Outstanding during the year - basic	131,524,259	48,048,430
Weighted average number of shares
Outstanding during the year - dilutive	155,786,958

Revenues

During fiscal years ended February 29, 2012 and February 28, 2011, respectively, we did not generate any revenue.

Operating Expenses

Operating expenses incurred during the fiscal year ended February 29, 2012 were $13,919,119 as compared to $8,998,399 during the fiscal year ended February 28, 2011. Significant changes and expenditures are outlined as follows:

  Administration expenses were $215,687 and $525,450 for the fiscal years ended February 29, 2012 and February 28, 2011, respectively.  The decrease of $309,763 was mainly due to the Company paying less for administration expenses as stock based compensation during the fiscal year ended February 29, 2012, compared to the fiscal year ended February 28, 2011.

  Advertising expenses were $1,028,472 and $131,284 for the fiscal years ended February 29, 2012 and February 28, 2011, respectively.  The increase was due to additional promotion purposes to increase market awareness of the Company during the fiscal year ended February 29, 2012.

  Business Development expenses were $411,367 and $Nil for the fiscal years ended February 29, 2012 and February 28, 2011, respectively. The increase was due to additional travel expenses and attending more conventions during the fiscal year ended February 29, 2012.

  Consulting fees were $2,783,987 and $3,731,814 for the fiscal years ended February 29, 2012 and February 28, 2011, respectively.  The decrease of $947,827 was mainly due to the Company paying less for consulting fees as stock based compensation during the fiscal year ended February 29, 2012, compared to the fiscal year ended February 28, 2011.

  Depreciation expense was $278 and $339 for the fiscal years ended February 29, 2012 and February 28, 2011, respectively.

  Foreign exchange (gain) loss was $198,974 and ($194,296) for the fiscal years ended February 29, 2012 and February 28, 2011, respectively. The change from a gain in 2011 to a loss in 2012 was due to fluctuations in the USD and CAD exchange rate and the translation of non-monetary assets.

  Investor relations expenses were $487,996 and $437,102 for the fiscal years ended February 29, 2012 and February 28, 2011, respectively.  The increase was due to increased investor relations activity and the Company entering into new investor relations agreements during the fiscal year ended February 29, 2012.

  Management fees were $1,088,541 and $1,325,840 for the fiscal years ended February 29, 2012 and February 28, 2011, respectively.  The decrease of $237,299 in management fees was mainly due to the Company paying less for management fees as stock based compensation during the fiscal year ended February 29, 2012, compared to the fiscal year ended February 28, 2011.

  Mineral property option payments and exploration costs were $7,286,863 and $2,790,910 for the fiscal years ended February 29, 2012 and February 28, 2011, respectively.  The increase was due to the Company incurring more option payments and exploration costs during the fiscal year ended February 29, 2012.

  Office and miscellaneous expenses were $59,905 and $41,479 for the fiscal years ended February 29, 2012 and February 28, 2011, respectively. The increase was due to the increase in operating activities during the fiscal year ended February 29, 2012.

  Professional fees were $253,380 and $101,803 for the fiscal years ended February 29, 2012 and February 28, 2011, respectively. The increase was due to an increase in operating activities and regulatory filings with respect to the Company’s operating activities during the fiscal year ended February 29, 2012.

  Property investigation costs were $24,483 and $Nil for the fiscal years ended February 29, 2012 and February 28, 2011, respectively. The increase was due to the increased operating activities of the Company and a non-refundable deposit on a property acquisition during the fiscal year ended February 29, 2012.

  Rent expense was $Nil and $7,024 for the fiscal years ended February 29, 2012 and February 28, 2011, respectively. The decrease was due to the rent being included in the management fees during the fiscal year ended February 29, 2012.

  Transfer agent and filing fees were $79,186 and $99,650 for the fiscal years ended February 29, 2012 and February 28, 2011, respectively. The decrease was due to a decrease in the services being provided by the transfer agent during the fiscal year ended February 29, 2012.

Other Items

During the fiscal year ended February 29, 2012, our other items accounted for $22,424,778 in income as compared to ($22,210,432) in expenses for the fiscal year ended February 28, 2011. The significant changes in other items income (expenses) are outlined as follows:

  Change in derivative liability was $22,209,156 and ($22,172,944) for the fiscal years ended February 29, 2012 and February 28, 2011, respectively. The change in derivative liability was due to a significant amount of share purchase warrants being exercised in the fiscal year ended February 29, 2012 and a significant decrease in the fair value of the derivative liability.

  Interest income was $62,497 and $Nil for the fiscal years ended February 29, 2012 and February 28, 2011, respectively. The increase was due to the Company having more funds in short term interest bearing securities during the fiscal year ended February 29, 2012.

  Loss on debt settlement was $Nil and ($37,488) for the fiscal years ended February 29, 2012 and February 28, 2011, respectively. The reason for the change in loss on debt settlements is because there were no debt settlements in the fiscal year ended February 29, 2012.

  Other income was $153,125 and $Nil for the fiscal years ended February 29, 2012 and February 28, 2011, respectively. The increase was primarily due to the write off of a liability related to a Chilean property during the fiscal year ended February 29, 2012.

Net Income (Loss)

The net income (loss) was $8,505,659 and ($31,208,831) for the fiscal years ended February 29, 2012 and February 28, 2011, respectively. The increase in net income of $39,714,490 resulted primarily from the change in derivative liability from ($22,172,944) in the fiscal year ended February 28, 2011 to $22,209,156 in the fiscal year ended February 29, 2012, which was offset by an increase in advertising expenses, business development expenses, investor relations expenses, mineral property option payments and exploration costs, office and miscellaneous expenses, professional fees, and property investigation costs.

Liquidity and Capital Resources

Our financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation.

The following table sets out our cash and working capital as of May 31, 2012, February 29, 2012 and February 28, 2011:

	As of May 31, 2012 (unaudited)	As of February 29, 2012 (audited)	As of February 28, 2011 (audited)
Cash reserves	5,603,541	$8,599,010	$10,719,413
Working capital (deficit)	2,107,941	$1,829,103	($16,219,078)

As at May 31, 2012, our current assets were $5,657,075 and our current liabilities were $3,549,134 resulting in a working capital surplus of $2,107,941. Our current assets as at May 31, 2012 consisted of cash and cash equivalents of $5,603,541, receivables of $20,961 and prepaid expenses of $32,573. Our current liabilities as at May 31, 2012 consisted of trade payables and accrued liabilities of $421,517 and derivative liability of $3,127,617.

As at February 29, 2012, our current assets were $8,725,922 and our current liabilities were $6,896,819 resulting in a working capital surplus of $1,829,103. Our current assets as at February 29, 2012 consisted of cash and cash equivalents of $8,599,010, receivables of $47,075 and prepaid expenses of $79,837. Our current liabilities as at February 29, 2012 consisted of trade payables and accrued liabilities of $522,649 and derivative liability of $6,374,170.

As at February 28, 2011 our current assets were $10,804,556 and our current liabilities were $27,023,634 resulting in a working capital deficit of $(16,219,078). Our current assets as at February 28, 2011 consisted of cash and cash equivalents of $10,719,413, receivables of $25,670 and prepaid expenses of $59,473. Our current liabilities as at February 28, 2011 consisted of trade payables and accrued liabilities of $433,778 and derivative liability of $26,589,856.

During the three month period ended May 31, 2012, we did not raise any cash from financing activities as compared to $258,550 in the three month period ended May 31, 2011 for stock issuances. During the year ended February 29, 2012, we received cash of $8,395,347 (2011 - $13,129,645) for stock issuances. At May 31, 2012, we had an aggregate of 50,800,333 share purchase warrants exercisable, between CAD$0.10 and CAD$0.35 per share, which was the same as at February 29, 2012, and which have the potential upon exercise to convert to approximately CAD$12,200,297 over the next year. Further, as at May 31, 2012, a total of 16,649,392 (February 29, 2012 16,474,392) stock options exercisable between CAD$0.10 and CAD$0.59 per share which have the potential upon exercise to generate a total of approximately CAD$5,330,329 in cash over the next four years. There is no assurance that these securities will be exercised.

Deficit accumulated since inception of exploration stage decreased from ($25,453,864) as at February 29, 2012 (February 28, 2011: ($33,959,523)) to ($24,707,725) as at May 31, 2012.

Our plan of operations over the next twelve months is to focus on the following:

  Update our geological report by the end of September 2012 at an estimated cost of $3,054,832;

  Complete a preliminary economic assessment or our properties by the end of December 2012 at an estimated cost of $3,632,332;
  Complete the acquisition of the Fitzgerald Ranch property on December 18, 2012, which requires a payment of $14,500,000;
  Continue with the terms of the Ringbolt Option Agreement, which will require a payment of $350,000 as well as exploration expenditures of $750,000 on the property on or before May 17, 2013;
  Complete the acquisition of the Twin Butte Ranch property which require a payment of $1,000,000 on or before August 28, 2013 and a payment of $19,000,000 on or before September 27, 2013.

Therefore, based on the above, we anticipate that we will require a total of approximately $42,287,164 for our plan of operations over the next twelve months.  At May 31, 2012, we had cash of $5,603,541 and a working capital surplus of $2,107,941.  During the next twelve months, we anticipate that we will not generate any revenue.  Accordingly, we will be required to obtain additional equity financing in order to pursue our plan of operations for and beyond the next twelve months.  We are currently examining ways to finance our property acquisitions and operations through equity and/or debt financings, but we currently do not have any firm commitments for financing at this time.  We cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund our exploration programs and property acquisitions going forward.  In the absence of such financing, we will not be able to continue our planned property acquisitions and possibly our anticipated exploration programs and our business plan may fail.  Even if we are successful in obtaining financing to fund our planned exploration program, there is no assurance that we will obtain the funding necessary to complete our planned property acquisitions

Statement of Cashflows

During the three month period ended May 31, 2012, our net cash decreased by $2,995,469, which included net cash used in operating activities of ($2,670,469), net cash used in investing activities of ($525,000) and net cash provided by financing activities of $Nil.

During the fiscal year ended February 29, 2012, our net cash decreased by $2,120,403, which included net cash used in operating activities of ($8,922,808), net cash used in investing activities of ($1,525,606) and net cash provided by financing activities of $8,328,011.

Cash Flow used in Operating Activities

Operating activities in the three months ended May 31, 2012 used cash of ($2,670,469) compared to ($2,371,412) in the three months ended May 31, 2011. Significant changes in cash used in operating activities are outlined as follows:

  Profit was $746,139 and $3,737,150 in the three months ended May 31, 2012 and 2011, respectively. The decrease in profit was primarily a result of the decrease in the fair value of the derivative liability and the decrease in mineral property option payments and exploration costs, which was partially offset by an increase in business development expenses, consulting fees, management fees and foreign exchange loss for the three month period ended May 31, 2012.

The following non-cash items further adjusted the profit for the three months ended May 31, 2012 and 2011:

  Depreciation was $55 and $71 in the three months ended May 31, 2012 and 2011, respectively.

  Fair value adjustment on warrants were ($3,246,553) and ($8,065,786) in the three months ended May 31, 2012 and 2011, respectively. The decrease in fair value adjustment on warrants was a result of the decrease in the fair value of the derivative liability due to the passage of time and the decrease in the stock price of the Company.

  Mineral property option payments and exploration costs were $Nil and $669,384 in the three months ended May 31, 2012 and 2011, respectively. The decrease in non-cash mineral property option payments and exploration costs was a result the Company paying all such expenses during the three month period ended May 31, 2012.

  Stock-based compensation was $82,644 and $1,249,974 in the three months ended May 31, 2012 and 2011, respectively. The decrease in stock-based compensation was a result of there being no stock options granted during the three month period ended May 31, 2012 and certain stock options vesting during the three month period ended May 31, 2012, which were granted in the fiscal year ended February 29, 2012.

  Receivables were $26,114 and ($17,870) in the three months ended May 31, 2012 and 2011, respectively. The decrease in receivables was a result of the cash receipts of previously accrued interest on investment securities.

  Prepaid expenses were $47,264 and ($313) in the three months ended May 31, 2012 and 2011, respectively, due to a decrease by the Company in prepaid expenses.

  Trade payables and accrued liabilities were ($101,132) and $55,978 in the three months ended May 31, 2012 and 2011, respectively. The decrease in trade payables was due to timely payment of accounts payable and accrued liabilities.

Operating activities in the year ended February 29, 2012 used cash of ($8,922,808) compared to ($2,298,094) in the year ended February 28, 2011. Significant changes in cash used in operating activities are outlined as follows:

  Profit (loss) was $8,505,659 and ($31,208,831) in the years ended February 29, 2012 and February 28, 2011, respectively. The increase in profit was due to a significant amount of share purchase warrants being exercised during the fiscal year ended February 29, 2012 and a decrease in the fair value of the derivative liability, which was partially offset by an increase in advertising expenses, business development expenses, consulting fees, management fees, foreign exchange loss, investor relations expenses, mineral property option payments and exploration costs and professional fees.

The following non-cash items further adjusted the profit for the fiscal years ended February 29, 2012 and February 28, 2011:

  Depreciation was $278 and $339 in the years ended February 29, 2012 and February 28, 2011, respectively.

  Fair value adjustment on warrants were ($22,209,156) and $22,172,944 in the years ended February 29, 2012 and February 28, 2011, respectively. The change in fair value adjustment on warrants was due to a significant amount of share purchase warrants being exercised during the fiscal year ended February 29, 2012 and a decrease in the fair value of the derivative liability due to the passage of time and the decrease in the stock price of the Company.

  Loss on debt settlement was $Nil and $37,488 in the years ended February 29, 2012 and February 28, 2011, respectively. In the fiscal year ended February 29, 2012, there were no incentive stock options issued to settle outstanding debt, and therefore, no loss on debt settlements during the same period.

  Mineral property option payments and exploration costs were $669,384 and $433,343 in the years ended February 29, 2012 and February 28, 2011, respectively. The increase in mineral property option payments and exploration costs was a result of shares being issued pursuant to the Ringbolt Option Agreement during the fiscal year ended February 29, 2012.

  Other income was ($138,474) and $Nil in the years ended February 29, 2012 and February 28, 2011, respectively. The increase in other income was due to the write-off of a loan payable during the fiscal year ended February 29, 2012.

  Stock-based compensation was $4,063,925 and $6,217,121 in the years ended February 29, 2012 and February 28, 2011, respectively. The decrease in stock-based compensation was a result of there being less stock options granted during the fiscal year ended February 29, 2012 and certain stock options vesting during the fiscal year ended February 29, 2012.

  Receivables were ($21,405) and ($25,670) in the years ended February 29, 2012 and February 28, 2011, respectively. The decrease in receivables was a result of some cash receipts of previously accrued interest on investment securities.

  Prepaid expenses were ($20,364) and ($59,473) in the years ended February 29, 2012 and February 28, 2011, respectively, due to a decrease by the Company of prepaid expenses during the fiscal year ended February 29, 2012.

  Trade payables and accrued liabilities were $227,345 and $134,645 in the years ended February 29, 2012 and February 28, 2011, respectively. The increase in trade payables and accrued liabilities was due to the accrual of more payments of accounts payable and accrued liabilities during the fiscal year ended February 29, 2012.

Cash Flow used in Investing Activities

During the three month period ended May 31, 2012, investing activities used cash of $525,000 compared to $Nil during the three month period ended May 31, 2012. The change in cash used in investing activities from the three month period ended May 31, 2012 as compared to May 31, 2011 relates primarily to significant acquisition costs of mineral properties of $300,000 and long term deposits of $250,000.

In the year ended February 29, 2012, investing activities used cash of $1,525,606 as compared to a net cash flow from investing activities of $9,596 in the year ended February 28, 2011. The change in cash used in investing activities from the year ended February 29, 2012 compared to the net cash flow from investing activities for the year ended February 28, 2011 relates primarily to significant acquisition costs of mineral properties of $1,300,000 and long term deposits of $225,000.

Cash Flow provided by Financing Activities

During the three month period ended May 31, 2012, we did not raise any cash from financing activities as compared to $258,500 during the three month period ended May 31, 2011 from proceeds on issuance of common shares – net of share issue costs. During the year ended February 29, 2012, financing activities provided cash of $8,328,011 as compared to $13,007,757 in the year ended February 28, 2011, all from the proceeds on issuance of common shares – net of share issue costs. In the period from inception (May 22, 2007) to May 31, 2012, financing activities provided net cash of $23,784,363, primarily from the sale of our equity securities.

Off-balance sheet arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Subsequent events

On June 4, 2012, we issued 250,000 shares to Southwest Exploration, Inc. as payment for properties in the Holbrook Basin.

On June 7, 2012, we issued 1,400,000 shares pursuant to the Ringbolt Option Agreement and on June 19, 2012, we tendered these shares along with $350,000 to the Utah court as a result of the ongoing claim and counterclaim with respect to the Ringbolt Option Agreement, which were released to Optionor on July 10, 2012.

On June 27 and 28, 2012, we issued in aggregate 1,778,156 shares upon the exercise of warrants at $0.10 per share for cash proceeds of $177,816.

On July 27, 2012, we entered into a Joint Exploration Agreement in which we will assign 50% of our interest in certain permits within the Holbrook Basin Project to HNZ Potash, LLC (“HNZ”). In return, HNZ will reimburse us for 50% of mineral exploration permit costs previously incurred on the permits and will be liable for 50% of the future costs relating to the permits.

Outstanding share data

At May 31, 2012, we had 169,323,707 issued and outstanding common shares, 16,811,892 outstanding stock options at a weighted average exercise price of CAD$0.32 per share, and 50,800,333 outstanding warrants at a weighted average exercise price of CAD$0.24 per share.

Critical Accounting Policies

Our financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

We regularly evaluate the accounting policies and estimates that we use to prepare our financial statements. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements.

Stock based compensation and derivative liability

We use the Black-Scholes Option Pricing Model to calculate the fair value of stock based compensation and the fair value of the derivative liability (the derivative liability consist of the fair value of warrants issued in unit private placements for cash proceeds).

The Black-Scholes Option Pricing Model requires estimates of the following variables in calculating the fair value stock options and the fair value of the derivative liability: dividend yield, expected life, stock price volatility and risk free interest rate.

The estimation of the dividend yield, at this stage of the Company’s development, is not subject to significant uncertainty as it’s not expected that the Company will commence paying dividends until it reaches the production stage which is not in the near future.

The estimate of the expected life of the options and warrants impacts both the stock price volatility and the estimated risk free interest rate, as follows: the expected stock price volatility is calculated using historical volatility going back the numbers of months equal to the estimated expected life of the options and warrants and the risk free interest rate is derived from the yield curve of a zero coupon government bond for a period equal to the estimated expected life of the options and warrants.

Options and warrants, as a rule, are exercised when they are in the money (when our stock price is in excess of the option and warrant exercise price). There are various factors that influence our stock price that cannot be estimated reliably, including: the state of the capital markets and our resulting access to capital, the price of potash, the results of our exploration work and the economic feasibility of our potash properties.

The estimation of the expected life is very difficult to determine with accuracy. Any changes in the expected life of the warrants and options will have a significant and material impact on the stock based compensation expense, the change in derivative liability on the statement of operations and the derivative liability on the balance sheet year end balance.

Recent Accounting Pronouncements

We have reviewed recently issued accounting pronouncements and we plan to adopt those that are applicable to us. We do not expect the adoption of these pronouncements to have a material impact on our financial position, results of operations or cash flows.

Financial instruments and other risks

We are exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Our primary exposure to credit risk is on our cash and cash equivalents. As most of our cash and cash equivalents are held by the same bank there is a concentration of credit risk. This risk is managed by using a major Canadian banks that are high credit quality financial institutions as determined by rating agencies. Our secondary exposure to risk is on our other receivables. This risk is minimal as receivables consist primarily of refundable government goods and services taxes.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. Our objective in managing liquidity risk is to maintain sufficient readily available capital in order to meet our liquidity requirements at any point in time. We achieve this by maintaining sufficient cash and cash equivalents and raising capital through debt and/or equity financing.

Historically, our sole source of funding has been the issuance of equity securities for cash, primarily through private placements. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Foreign exchange risk

Foreign exchange risk is the risk that we will be subject to foreign currency fluctuations in satisfying obligations related to our foreign activities. We operate primarily in Canada and the United States and are consequently exposed to foreign exchange risk arising from transactions denominated in foreign currency. Fluctuations in foreign currency exchange rates may affect our results of operations. We manage foreign exchange risk by closely monitoring relevant exchange rates and when possible, executes currency exchange transactions at times when exchange rates are most advantageous for us. We do not use hedging to manage its foreign exchange risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk on our cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal.

ITEM 3. PROPERTIES

We lease our principal office space located at 608 - 1199 West Pender Street, Vancouver, British Columbia, Canada, V6E 2R1. This office space is for the conduct of our business operations and costs us approximately $1,500 in rent per month.

Description of Mineral Properties

Holbrook Basin

Our principal asset is the Holbrook Basin property, a potash exploration project located in the Holbrook Basin of east-central Arizona (the “Holbrook Basin Project”). The project is comprised of 78 Arizona State Land Development (“ASLD”) exploration permits, full or partial interests in 132 private land sections and 4 prospecting permits on federal land managed by the Bureau of Land Management, which are all located within the Holbrook Basin.

Location, Access and Infrastructure

Our Holbrook Basin Project is situated in the Holbrook Basin of east-central Arizona, which spans Coconino, Navajo and Apache Counties. The Holbrook Basin Project is located approximately 13 kilometers (8 miles) southeast of the town of Holbrook in the County of Navajo, Arizona. The town of Holbrook provides capacity for personnel, supplies, equipment and accommodation. The I-40 to the north of the project area is a major west-east interstate highway and intersects with eight north-south interstate highways. Therefore, there is full service truck transport and support system throughout the southwest U.S. by way of outré I-40. The U.S. Routes 77 and 180 run from I-40 into the project area. The project is also accessible by way of a number of unpaved roads which cut through the project area. The entire area is accessible off-road by four-wheel drive vehicles.

The Burlington Northern Santa Fe Railway (the “BNSF”) mainline is located to the north of the project area. This dual track is a main rail track for heavy duty service. The BNSF is part of the southwest system and runs through Fort Worth, Texas, BNSF headquarters, to the west through New Mexico, Arizona and into California. The ports of Stockton, Long Beach and the Mexican ports of Guymas and Topolabampo are easily accessible and suitable for international shipping.

A coal-fired power station, the Cholla Plant, which is located just west of Holbrook near Joseph City, provides electricity to the area. Water for drilling can also be obtained from range tanks, wells, and the Little Colorado River. The project area is covered by an electrical distribution network and a gas supply system.

We currently hold lands with an aggregate area of 81,314.95 acres within the Holbrook Basin. The landholdings are located within Township 15 to 19 North, Range 21 to 26 East, along the Gila and Salt River Meridian and Base Line. The figure below illustrates the location of our Holbrook Basin Project.

Figure 1: Location of the Holbrook Basin Project.

Property Titles

The Holbrook Basin Project consists of full/partial interests in 132 sections of private land covering a total of 70,098.19 acres, 78 Arizona State Land Department (“ASLD”) exploration permits covering an area of 45,726.33 acres and 4 prospecting permits on federal land managed by the Bureau of Land Management covering a total of 7,054.56 acres all within the Holbrook Basin. Our ownership interest in each of the properties and exploration permits comprising the Holbrook Basin Project are described above under “Item 1. Business – Recent History.”

Private Land

Through a four-year lease purchase agreement with Twin Buttes Ranch, LLC, we control five parcels of private land totaling 28,534.06 acres in Navajo County. The lease ends on August 28, 2013.

Through a purchase agreement with the Fitzgerald Living Trust we control 41,564.13 acres of private land in Navajo County. The closing of the purchase agreement is expected to take place on or before December 18, 2012.

Bureau of Land Management

We have submitted four prospecting permit applications with the Bureau of Land Management on federal land totaling 7,054.56 acres through the Southwest Option Agreement with Southwest Exploration, Inc., dated September 30, 2008.  The land is administered by the Bureau of Land Management and our prospecting permit applications are currently being reviewed.

Arizona State Trust Land

As a Canadian corporation, we are unable to hold any ASLD exploration permits on our own behalf. Therefore, we formed a wholly owned subsidiary, PPI Holding Corp., an Arizona corporation, to hold all exploration permits. The ASLD permits, which we acquired through lease options with Southwest Exploration, Inc., Mesa Uranium Corp. and Sweetwater River Resources, LLC/American Potash, LLC, were acquired contractually by PPI Holding Corp. An option agreement with Ringbolt Ventures Ltd., Potash Green, LLC, and others was made to acquire another 25 mineral exploration permits on State Trust land. The nature of each agreement is listed above in “Item 1. Business –Recent History.” All ASLD fees and work expenditure requirements are current with respect to the 78 permits. We can apply for and acquire state leases on that acreage once a potential resource has been sufficiently demonstrated.

Figure 2: Location map – Holbrook Basin Project landholdings

Permits

Permits necessary to carry out exploration on private, ASLD and federal lands in Arizona are as follows:

The Arizona Oil & Gas Conservation Commission is responsible for granting the permits necessary for drilling on private, State and federal lands in the Holbrook Basin, Arizona. Furthermore, a “Surface Use Plan” and the posting of a bond (US$25,000) are required before starting any drilling activities.

A Mineral Exploration Permit must be obtained from the ASLD in order to drill on State trust land. Requirements to obtain this permit include:

  A non-refundable filing fee of US$500
  An environmental disclosure questionnaire
  An Exploration Plan of Operation
  A bond - US$3,000 for a single permit; US$15,000 for a blanket bond – for five or more permits held by an individual company
  Annual rental fees, work expenditure requirements and an annual renewal fee of US$500/permit.

If the permittee discovers a feasible mineral deposit, it will have to apply for a mineral lease prior to the start of any mining activities.

Permission to perform exploration drilling on federal lands has been granted by the Bureau of Land Management (“BLM”). Therefore, either a Notice of Intent (<5.0 acres/ 0.02 km² surface disturbance; obtainable within 30-60 days) or a Plan of Operations (>5.0 acres/ 0.02 km² surface disturbance) has to be submitted, depending on the amount of surface disturbance that is planned (43 CFR 3809.11 and 43 CFR 3809.21) . Depending on the nature of the intended work, the level of required reclamation bonding, the need for archeological surveys and other factors determined by the BLM, a Plan of Operations can take several months for approval.

Expiry Date of Permits

ASLD Exploration Permits

2013			2014			2015			2016
	Permit #	Expiration Date		Permit #	Expiration Date		Permit #	Expiration Date		Permit #	Expiration Date
1	08- 113251	10/15/13	22	08- 113917	10/21/14	44	08- 114982	10/20/15	74	08- 115438	02/29/16
2	08- 113252	10/15/13	23	08- 113918	10/21/14	45	08- 114983	10/20/15	75	08- 115439	02/29/16
3	08- 113254	10/15/13	24	08- 113919	10/21/14	46	08- 114984	10/20/15	76	08- 115440	02/29/16
4	08- 113255	10/15/13	25	08- 113921	10/21/14	47	08- 114985	10/20/15	77	08- 115441	02/29/16
5	08- 113256	10/15/13	26	08- 113986	10/21/14	48	08- 114986	10/20/15	78	08- 115442	02/29/16
6	08- 113257	10/15/13	27	08- 113987	10/21/14	49	08- 114987	10/20/15
7	08- 113258	10/15/13	28	08- 113988	10/21/14	50	08- 114988	10/20/15
8	08- 113259	10/15/13	29	08- 113989	10/21/14	51	08- 114989	10/20/15
9	08- 113260	10/15/13	30	08- 113990	10/21/14	52	08- 115078	12/22/15
10	08- 113261	10/15/13	31	08- 113991	10/21/14	53	08- 115079	12/22/15
11	08- 113262	10/15/13	32	08- 113992	10/21/14	54	08- 115080	12/22/15
12	08- 113263	10/15/13	33	08- 113993	10/21/14	55	08- 115081	12/22/15
13	08- 113264	10/15/13	34	08- 113994	10/21/14	56	08- 115087	12/29/15
14	08- 113270	10/15/13	35	08- 113995	10/21/14	57	08- 115088	12/29/15
15	08- 113273	10/15/13	36	08- 113996	10/21/14	58	08- 114065	05/12/15
16	08- 113274	10/15/13	37	08- 114252	11/12/14	59	08- 114067	05/12/15
17	08- 113361	11/20/13	38	08- 114253	11/12/14	60	08- 114076	05/12/15
18	08- 113362	11/20/13	39	08- 114254	11/12/14	61	08- 115089	12/29/15
19	08- 113365	11/20/13	40	08- 114255	11/12/14	62	08- 115090	12/29/15
20	08- 113366	11/20/13	41	08- 114256	11/12/14	63	08- 115091	12/29/15
21	08- 113367	11/20/13	42	08- 114257	11/12/14	64	08- 115092	12/29/15

43	08- 114258	11/12/14	65	08- 115093	12/29/15
			66	08- 115094	12/29/15
			67	08- 115095	12/29/15
			68	08- 115096	12/29/15
			69	08- 115097	12/29/15
			70	08- 115098	12/29/15
			71	08- 115099	12/29/15
			72	08- 115100	12/29/15
			73	08- 115101	12/29/15

BLM Prospecting Permits

BLM prospecting permits are effective for an initial term of two years and may be extended for an additional two year period.  The Company has submitted four prospecting permit applications with the BLM but has not yet been granted permission to begin exploration activities as the applications are currently being reviewed.

Annual Payments and Work Requirements

ASLD Exploration Permits

ASLD exploration permit expenses are our responsibility and include renewal fees, rental fees and exploration expenditure requirements. The following table sets out the aforementioned fees and expenditures on the ASLD exploration permits to which we hold or to which we have an interest in or have the right to earn an interest:

Lessees	Permit #	Effective Date	Expiration Date	Renewal Date	Renewal Fee	Rental Fee Years 1-2 [total]	Rental Fee Years 3-5 [per year]	Exploration Requirement Years 1-2	Exploration Requirement Years 3-5
PPI Holding Corp/HNZ Potash	08-113361	11/21/08	11/20/13	11/20/11	$ 250.00	$ 640.00	$ 320.00	$3,200.00	$ 6,400.00
PPI Holding Corp/HNZ Potash	08-113366	11/21/08	11/20/13	11/20/11	$ 250.00	$ 640.00	$ 320.00	$3,200.00	$ 6,400.00
PPI Holding Corp/HNZ Potash	08-113367	11/21/08	11/20/13	11/20/11	$ 250.00	$ 640.00	$ 320.00	$3,200.00	$ 6,400.00
PPI Holding Corp/HNZ Potash	08-114982	10/21/10	10/20/15	10/20/11	$ 500.00	$ 480.00	$ 240.00	$2,400.00	$ 4,800.00
PPI Holding Corp/HNZ Potash	08-114983	10/21/10	10/20/15	10/20/11	$ 500.00	$ 640.00	$ 320.00	$3,200.00	$ 6,400.00
PPI Holding Corp/HNZ Potash	08-114984	10/21/10	10/20/15	10/20/11	$ 500.00	$ 640.00	$ 320.00	$3,200.00	$ 6,400.00
PPI Holding Corp/HNZ Potash	08-114985	10/21/10	10/20/15	10/20/11	$ 500.00	$ 640.00	$ 320.00	$3,200.00	$ 6,400.00
PPI Holding Corp/HNZ Potash	08-114987	10/21/10	10/20/15	10/20/11	$ 500.00	$ 120.00	$ 60.00	$600.00	$ 1,200.00
PPI Holding Corp/HNZ Potash	08-114988	10/21/10	10/20/15	10/20/11	$ 500.00	$ 200.00	$ 100.00	$1,000.00	$ 2,000.00
PPI Holding Corp/HNZ Potash	08-115078	12/23/10	12/22/15	12/22/11	$ 500.00	$ 640.00	$ 320.00	$3,200.00	$ 6,400.00
PPI Holding Corp/HNZ Potash	08-115079	12/23/10	12/22/15	12/22/11	$ 500.00	$ 686.22	$ 343.11	$3,431.10	$ 6,862.20
PPI Holding Corp/HNZ Potash	08-115080	12/23/10	12/22/15	12/22/11	$ 500.00	$ 640.00	$ 320.00	$3,200.00	$ 6,400.00
PPI Holding Corp/HNZ Potash	08-115081	12/23/10	12/22/15	12/22/11	$ 500.00	$ 640.00	$ 320.00	$3,200.00	$ 6,400.00
PPI Holding Corp/HNZ Potash	08-115094	12/30/10	12/29/15	12/29/11	$ 500.00	$ 640.00	$ 320.00	$3,200.00	$ 6,400.00
PPI Holding Corp/HNZ Potash	08-115095	12/30/10	12/29/15	12/29/11	$ 500.00	$ 640.00	$ 320.00	$3,200.00	$ 6,400.00
PPI Holding Corp/HNZ Potash	08-115096	12/30/10	12/29/15	12/29/11	$ 500.00	$ 200.00	$ 100.00	$1,000.00	$ 2,000.00
PPI Holding Corp/HNZ Potash	08-115097	12/30/10	12/29/15	12/29/11	$ 500.00	$ 320.00	$ 160.00	$1,600.00	$ 3,200.00

PPI Holding Corp/HNZ Potash	08-115098	12/30/10	12/29/15	12/29/11	$ 500.00	$ 640.00	$ 320.00	$3,200.00	$ 6,400.00
PPI Holding Corp/HNZ Potash	08-115099	12/30/10	12/29/15	12/29/11	$ 500.00	$ 640.00	$ 320.00	$3,200.00	$ 6,400.00
PPI Holding Corp/HNZ Potash	08-115100	12/30/10	12/29/15	12/29/11	$ 500.00	$ 691.78	$ 345.89	$3,458.90	$ 6,917.80
PPI Holding Corp/HNZ Potash	08-115101	12/30/10	12/29/15	12/29/11	$ 500.00	$ 640.00	$ 320.00	$3,200.00	$ 6,400.00
PPI Holding Corp.	08-113251	10/16/08	10/15/13	10/15/11	$ 500.00	$ 1,454.06	$ 727.03	$7,270.30	$ 14,540.60
PPI Holding Corp.	08-113252	10/16/08	10/15/13	10/15/11	$ 500.00	$ 909.00	$ 454.50	$4,545.00	$ 9,090.00
PPI Holding Corp.	08-113254	10/16/08	10/15/13	10/15/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
PPI Holding Corp.	08-113255	10/16/08	10/15/13	10/15/11	$ 500.00	$ 1,450.68	$ 725.34	$7,253.40	$ 14,506.80
PPI Holding Corp.	08-113256	10/16/08	10/15/13	10/15/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
PPI Holding Corp.	08-113257	10/16/08	10/15/13	10/15/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
PPI Holding Corp.	08-113258	10/16/08	10/15/13	10/15/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
PPI Holding Corp.	08-113259	10/16/08	10/15/13	10/15/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
PPI Holding Corp.	08-113260	10/16/08	10/15/13	10/15/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
PPI Holding Corp.	08-113261	10/16/08	10/15/13	10/15/11	$ 500.00	$ 1,441.88	$ 720.94	$7,209.40	$ 14,418.80
PPI Holding Corp.	08-113262	10/16/08	10/15/13	10/15/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
PPI Holding Corp.	08-113263	10/16/08	10/15/13	10/15/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
PPI Holding Corp.	08-113264	10/16/08	10/15/13	10/15/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
PPI Holding Corp.	08-113270	10/16/08	10/15/13	10/15/11	$ 500.00	$ 1,343.56	$ 671.78	$6,717.80	$ 13,435.60
PPI Holding Corp.	08-113273	10/16/08	10/15/13	10/15/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
PPI Holding Corp.	08-113274	10/16/08	10/15/13	10/15/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
PPI Holding Corp.	08-113362	11/21/08	11/20/13	11/20/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
PPI Holding Corp.	08-113365	11/21/08	11/20/13	11/20/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
PPI Holding Corp.	08-114986	10/21/10	10/20/15	10/20/11	$ 500.00	$ 525.86	$ 262.93	$2,629.30	$ 5,258.60
PPI Holding Corp.	08-114989	10/21/10	10/20/15	10/20/11	$ 500.00	$ 480.00	$ 240.00	$2,400.00	$ 4,800.00
PPI Holding Corp.	08-115087	12/30/10	12/29/15	12/29/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00

PPI Holding Corp.	08-115088	12/30/10	12/29/15	12/29/11	$ 500.00	$ 1,023.40	$ 511.70	$5,117.00	$ 10,234.00
PPI Holding Corp.	08-115089	12/30/10	12/29/15	12/29/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
PPI Holding Corp.	08-115090	12/30/10	12/29/15	12/29/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
PPI Holding Corp.	08-115091	12/30/10	12/29/15	12/29/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
PPI Holding Corp.	08-115092	12/30/10	12/29/15	12/29/11	$ 500.00	$ 412.72	$ 206.36	$2,063.60	$ 4,127.20
PPI Holding Corp.	08-115093	12/30/10	12/29/15	12/29/11	$ 500.00	$ 320.00	$ 160.00	$1,600.00	$ 3,200.00
PPI Holding Corp.	08-115438	03/01/11	02/29/16	02/29/12	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
PPI Holding Corp.	08-115439	03/01/11	02/29/16	02/29/12	$ 500.00	$ 879.58	$ 439.79	$4,397.90	$ 8,795.80
PPI Holding Corp.	08-115440	03/01/11	02/29/16	02/29/12	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
PPI Holding Corp.	08-115441	03/01/11	02/29/16	02/29/12	$ 500.00	$ 867.28	$ 433.64	$4,336.40	$ 8,672.80
PPI Holding Corp.	08-115442	03/01/11	02/29/16	02/29/12	$ 500.00	$ 960.00	$ 480.00	$4,800.00	$ 9,600.00
Potash Green LLC (RBV)	08-113917	10/22/09	10/21/14	10/21/11	$ 500.00	$ 1,278.44	$ 639.22	$6,392.20	$ 12,784.40
Potash Green LLC (RBV)	08-113918	10/22/09	10/21/14	10/21/11	$ 500.00	$ 1,283.20	$ 641.60	$6,416.00	$ 12,832.00
Potash Green LLC (RBV)	08-113919	10/22/09	10/21/14	10/21/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
Potash Green LLC (RBV)	08-113921	10/22/09	10/21/14	10/21/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
Potash Green LLC (RBV)	08-113986	10/22/09	10/21/14	10/21/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
Potash Green LLC (RBV)	08-113987	10/22/09	10/21/14	10/21/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
Potash Green LLC (RBV)	08-113988	10/22/09	10/21/14	10/21/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
Potash Green LLC (RBV)	08-113989	10/22/09	10/21/14	10/21/11	$ 500.00	$ 1,267.16	$ 633.58	$6,335.80	$ 12,671.60
Potash Green LLC (RBV)	08-113990	10/22/09	10/21/14	10/21/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
Potash Green LLC (RBV)	08-113991	10/22/09	10/21/14	10/21/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
Potash Green LLC (RBV)	08-113992	10/22/09	10/21/14	10/21/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
Potash Green LLC (RBV)	08-113993	10/22/09	10/21/14	10/21/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00

Potash Green LLC (RBV)	08-113994	10/22/09	10/21/14	10/21/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
Potash Green LLC (RBV)	08-113995	10/22/09	10/21/14	10/21/11	$ 500.00	$ 80.00	$ 40.00	$400.00	$ 800.00
Potash Green LLC (RBV)	08-113996	10/22/09	10/21/14	10/21/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
Potash Green LLC (RBV)	08-114065	05/13/10	05/12/15	05/12/12	$ 500.00	$ 1,283.16	$ 641.58	$6,415.80	$ 12,831.60
Potash Green LLC (RBV)	08-114067	05/13/10	05/12/15	05/12/12	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
Potash Green LLC (RBV)	08-114076	05/13/10	05/12/15	05/12/12	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
Potash Green LLC (RBV)	08-114252	11/13/09	11/12/14	11/12/11	$ 500.00	$ 1,276.68	$ 638.34	$6,383.40	$ 12,766.80
Potash Green LLC (RBV)	08-114253	11/13/09	11/12/14	11/12/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
Potash Green LLC (RBV)	08-114254	11/13/09	11/12/14	11/12/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
Potash Green LLC (RBV)	08-114255	11/13/09	11/12/14	11/12/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
Potash Green LLC (RBV)	08-114256	11/13/09	11/12/14	11/12/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
Potash Green LLC (RBV)	08-114257	11/13/09	11/12/14	11/12/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00
Potash Green LLC (RBV)	08-114258	11/13/09	11/12/14	11/12/11	$ 500.00	$ 1,280.00	$ 640.00	$6,400.00	$ 12,800.00

The ASLD permits that are subject to the Joint Exploration Agreement with HNZ Potash , LLC only indicate our 50% portion of the exploration expenditures.

The following table is a breakdown of the renewal fees, rental fees and exploration expenditure requirements on a yearly basis from 2008 to 2015 compared to the year in which the permits were effective:

Year	2008 Permits	2009 Permits	2010 Permits	2011 Permits	Total
2008	$172,975.08				$172,975.08
2009	$145,895.90	$172,672.88			$318,568.78
2010	$294,831.39	$145,727.40	$202,206.84		$642,765.63
2011	$294,831.39	$293,927.54	$171,005.70	$34,101.16	$793,865.79
2012	$294,831.39	$293,927.54	$342,611.97	$28,834.30	$960,205.20
2013		$293,927.54	$342,611.97	$57,802.03	$694,341.54
2014			$342,611.97	$57,802.03	$400,414.00
2015				$57,802.03	$57,802.03

BLM Permits

We will have expenses for the BLM prospecting permits, however, those expenses have not yet been determined by the BLM as the BLM has not yet granted us such permits to begin exploration.

Climate

The climate in the Holbrook Basin Project area is semi-arid with high temperatures between 11 to 35°C (51 to 95°F) during summer and low temperatures in the winter ranging between -6 to 14°C (21 to 59°F). Temperatures in spring and fall vary between -3 and 30°C (28 to 86°F). The average annual precipitation is 224 mm (9 in) with maximum rates in July to October of 27 to 38 mm per month (1.1 to 1.5 inches per month). (U.S. DEPARTMENT OF COMMERCE NATIONAL OCEANIC & ATMOSPHERIC ADMINISTRATION NATIONAL ENVIRONMENTAL SATELLITE, DATA AND INFORMATION SERVICE (2004): Climatography of the United States, No. 20, 1971-2000, Station: HOLBROOK, AZ http://cdo.ncdc.noaa.gov/climatenormals/clim20/az/024089.pdf, last accessed on 03/02/2012.).

Physiography

The landscape is generally flat with minor low lying, rolling hills, supporting ranching, light industry and areas of historical mining. The vegetation in the range land is limited and consists of minor salt cedar and scrub grasses. In the valley bottoms, there is some hay production and there are numerous ranches scattered throughout the Project Area. The Little Colorado, a permanent stream, and the Puerco River, an intermittent stream, run through the area. These streams merge about three miles east of Holbrook and tend to generally produce fresh water, which is reported to be brackish to saline in the surrounding areas. The area between the rivers is characterized by generally low grassland ridges, broad drainage areas and ledge form buttes and mesas. South of the Little Colorado, a similar topography is present, but with considerable pinon and cedar cover. A regional aquifer is located within the Coconino Sandstone, which is called C-aquifer. Furthermore, the Moenkopi and Chinle Formations might contain undefined/unreported aquifers. South of the Holbrook Basin Project area, there are extensive areas of sink holes reaching the land surface, which suggests major salt dissolution that likely contributes to the salinity of the water in the Coconino Sandstone. Ground level elevations across the Project Area range in average from 1,600 to 1,700 m (5,300 to 5,600 ft) Mean Sea Level.

Geology

The sedimentary Holbrook Basin is approximately 13,000 km² in size and is located in east-central Arizona at the southern margin of the Colorado Plateau Province. It is orientated approximately NE-SW and bounded by the Mogollon Rim to the southwest and the Defiance Uplift to the northeast.

The stratigraphic succession of the Holbrook Basin (see Table 1 and Figure 3 below) starts with the coarse-grained Cambrian Tapeats Sandstone (0-101 meters thick), which is overlain by the Devonian Martin Formation consisting of limestone and dolomitic limestone (0-91 meters thick). This unit is followed by the massive Mississipian Redwall Limestone (0-18 meters thick), which is occasionally overlain by interbedded shale and thin bedded limestone (Pennsylvanian Naco Formation, 0-152 meters thick).

Above that lies the Permian Supai Formation, which can be sub-divided into four members -equal five halite deposition cycles (WINTERS, S. (1963): Supai Formation (Permian) of Eastern Arizona. Geological Society of America Memoirs.):

  Amos Wash Member – reddish brown siliciclastics,

  Big A Butte Member – reddish brown siliciclastics intercalated with gypsum and limestone (Cycle 1),

  Fort Apache Member – fossiliferous limestone (Cycle 1),

  and Corduroy Member – similar to Big A Butte Member’s lithology, but containing thick evaporite/halite horizons and hosting the potash deposit (Cycle 2 to 5; extension: approx. 160 km E-W and approx. 60 km N-S).

The overlying Coconino Sandstone represents the top of the Permian deposits. According to LORENZ & COOPER (LORENZ, J. C. & COOPER, S. P. (2001). Interpreting Fracture Patterns in Sandstones Interbedded with Ductile Strata at the Salt Valley Anticline, Arches National Park, Utah. Retrieved from All U.S Government Documents (Utah Regional Depository), http://digitalcommons.usu.edu/govdocs/9, last accessed on 05/03/2012) this unit shows regional fracturing and often causes drilling issues and circulation losses. The following Triassic formations contain the Moenkopi Sandstones and the overlying redbed and lacustrine Chinle Formation. The uppermost section of the geological succession consists of scattered outcrops of the Tertiary Bidahochi Formation with thin bedded limy shales, minor thin sandstone beds and interbedded ash-fall tuff deposits.

Table 1 Regional Stratigraphy of the Holbrook Basin and Approximate Horizon Thicknesses (according to PEIRCE, H.W. & GERRARD, T.A. (1961): Evaporite deposits of the Permian Holbrook Basin, Arizona. Second Symposium on Salt, Northern Ohio Geological Society, pp. 1-10; CARR, W.E. (1966): A review of potash exploration, Holbrook drilling project. Arkla Exploration Company, Internal Correspondence; and WINTERS, S. (1963): Supai Formation (Permian) of Eastern Arizona. Geological Society of America Memoirs).

Age	Formation	Thickness
		ft	m
Tertiary	Bidahochi Formation	0-30	0-9
Triassic	Chinle Formation Moenkopi	0-725 0-230	0-221 0-70
Permian	Coconino Sandstone Supai Formation	370-401 1297-1574	94-122 395-480
Pennsylvanian	Naco Formation	0-500	0-152
Mississippian	Redwall Limestone	0-60	0-18
Devonian	Martin Formation	0-300	0-91
Cambrian	Tapeats Formation	330	101
Precambrian

Figure 3 Simplified Cross-section through the Holbrook Basin (according to PEIRCE, H.W. & GERRARD, T.A. (1961): Evaporite deposits of the Permian Holbrook Basin, Arizona. Second Symposium on Salt, Northern Ohio Geological Society, pp. 1-10.).

Historical Work

The first salt was discovered in the Holbrook Basin in 1920 during petroleum exploration drilling near Holbrook (PEIRCE, W. (1981): Major Arizona Salt Deposits. Field Notes, 11(4), 4 p). Based on promising results from oil tests, potash exploration in the Holbrook basin was started in the 1960s and 1970s. Historical drilling was performed almost in the entire Holbrook basin, within and outside of our properties. The following table contains all historical drill holes which are located within our properties (Coordinates in WGS 84 UTM Zone 12N):

Hole_ID	Old_ID	Operator	Northing	Easting	Elev_ft	Elev_m	TD_ft	TD_m
DH01-15	Arkla #56 State	Arkla	3846902	606141	5383	1641	1420	433
DH01-46	Duval #37	Duval	3872717	629670	5760	1756	1564	477
DH01-66	Duval #1A	Duval	3874722	634468	5982	1823	2005	611
Duval #59	Duval #59	Duval	3839117	588958	5316	1620	742	226
Duval #64	Duval #64	Duval	3855707	623265	5690	1734	1401	427
DH01-23	KCL #7	KCL	3863577	623135	5800	1768	1600	488
DH01-25	US Borax #2 (Kern County)	KCL	3858053	620918	5710	1740	1430	436
DH01-16	US Borax #1	US Borax	3845420	610135	5365	1635	1813	553
DH01-27	US Borax #1-B	US Borax	3854281	624631	5600	1707	1308	399

Well logs, samples and core descriptions as well as assay reports are available from the Arizona Oil and Gas Conservation Commission at the Arizona Geological Survey (Tucson, Arizona).

The historical drill hole data already shows the depth, thickness and K2O(potassium oxide) content of the potash horizon. However, for creation of the geological model as well as any resource estimation as required by Canadian Securities Administrators NI 43-101, only historical drill holes were considered which had at least two independent methods for determination of K2O: (i) chemical assay data; and (ii) geophysical downhole logging data (i.e. Natural Gamma Ray Log). Only drill holes, which showed consistent results in assaying and Natural Gamma Log were used for the resource modelling.

The following steps were performed to verify the data:

  Chemical assay data was compared with geophysical drill hole data. Due to the radioactive isotope 40 K, there is a correlation between the potassium content and the signal strength in the natural gamma log. As a result, inconsistent assay data or incomplete sampling intervals could be identified.
  Comparison of assay results of different laboratories The charge balance between positive ions (Mg2 +,Ca2 +, Na+, K+) and negative (Cl-, SO 2 -) ions is 4 determined for each full salt analysis, recent as well as historic ones. If the absolute difference 2*(cations –anions)/(cations+anions) * 100% is larger than 5.0%, the analysis is classified as an outlier and should be considered suspect.
  The mineralogical composition of the sample was calculated based on the chemical analysis, which included re-calculating the elements from weight % to mol and re-arranging them to the basic salts. Subsequently the mineralogy was re-calculated to masses of elements, including the crystal water content. The sum of these elements together with the insoluble content should be close to 100.
  The Natural Gamma Ray Log and assay result of every single drill hole was compared to those of adjacent drill holes. In a normal case, a correlation in the number of mineralized beds or combined thickness is visible. If there are discrepancies, the drill hole data has been considered suspect and the usability of this data for resource estimation was evaluated individually.
  We conducted a confirmation drilling in our 2009 – 2011 drilling campaign. Four recent boreholes were drilled in a distance of less than 250 m to historical wells. All of the drill holes in the following table correlate very well in the Natural Gamma Log. Slight differences occur in the assaying results but they are generally consistent. Consequently, this fact, in addition to the procedures described before, supports the usage of historical drill hole data.
Recent Drill Holes	Historical Drill Hole	Distance
PPI-01-09 PPI-02-09 PPI-03-09 PPI-1117	DH 09-21 DH 09-19 DH 09-16 DH 09-12	138 m 183 m 160 m 223 m

Current Exploration

We started our exploration activities in 2009, and have carried out the following activities to date:

  Chemical assaying of core split samples (sampling interval: 0.15 m)
  Geophysical logging of four 2009 drill holes (Southwest Exploration Services, LLC, Gilbert, Arizona) and twenty-four 2011 drill holes (Geophysical Logging Services, Prescott, Arizona & Century Geophysical Corporation, Tulsa, Oklahoma) that ran immediately after hole completion
  Conversion of historic drill logs to equivalent K2 O values (eK2 O, Geophysical Logging Services, Prescott, Arizona & Century Geophysical Corporation, Tulsa, Oklahoma)

  Approx. 80.5 km of 2D seismic lines conducted by Zonge International, Inc. (Tucson, Arizona; 11 profiles; January/February 2011) to the east of Holbrook town showing faults with vertical offsets of 10-90 m (32- 295 ft).

Furthermore, two drill holes were adopted from Potash Green, LLC, which included geophysical logging and chemical assaying of core split samples.

Recent Drill Holes

As part of our exploration program, we drilled four exploration drill holes in 2009. Two adopted drill holes were drilled by Potash Green, LLC in 2010 and 24 holes were completed by us in 2011. In eleven of the holes drilled in 2012, the potash sections were cored. The remaining 13 holes are rotary drill holes without any coring.

Drilling Procedures

We conducted vertical rotary drilling and coring, which was done mostly by the Boart Longyear Company according to industrial standards. The 1st drilling stage included drilling through the overburden to the Marker Bed and setting an 8-inch casing down to that depth. During the 2nd stage, drilling was continued down below the Marker Bed with a 5-7/8- inch bit and a 6-inch casing was set down to the final depth or the section below the Marker Bed was cored and casings with sizes that gradually reduced downhole were set (8 to 3.5 inches – depending on downhole conditions and total depth).

Drilling Results

The basic data for our drill holes are listed in Table 2. All of them were drilled vertically and intersected the potash horizon. Due to varying contents of clay (which also contains potassium and therefore also generates amplitude in natural gamma ray log) within the potash horizon, an unaltered determination of potash salts containing K2O is not possible from only the natural gamma log. Therefore the K2O grade was determined only by chemical assay data.

Table 2 Basic Data for PASSPORT Exploration Campaign Drill Holes (Coordinates are given in UTM Format, WGS 84 Datum).

Hole ID	Completion Date	Northing	Easting	Elev. (ft)	TD (ft)	Type
PPI-01-09	27.06.2009	3845046	601389	5295	999	Core
PPI-02-09	03.07.2009	3847195	603258	5354	1060	Core
PPI-03-09	09.07.2009	3849814	596310	5406	1040	Core
PPI-04-09	15.07.2009	3845112	604656	5331	1100	Core
PG-1	09.06.2010	3861831	624612	5780	1580	Core
PG-2	21.06.2010	3857937	598383	5620	1380	Core
PPI-1101	07.01.2010	3856762	596861	5372	1330	Rotary
PPI-1102	14.03.2011	3856557	604744	5594	1675	Rotary
PPI-1102A	Abandoned	3856240	604806	5580	N/A	Rotary
PPI-1103	26.03.2011	3857965	605023	5662	1725	Rotary
PPI-1104	14.04.2011	3859520	604687	5643	1672	Core
PPI-1105	02.02.2011	3856327	603195	5613	1575	Rotary

PPI-1106	21.04.2011	3860982	603190	5641	1657	Core
PPI-1107	26.04.2011	3861005	599961	5561	1434	Core
PPI-1108	12.02.2011	3857927	599934	5436	1475	Rotary
PPI-1109	05.06.2011	3847970	597751	5330	1075	Rotary
PPI-1110	21.07.2011	3846393	599457	5312	1200	Rotary
PPI-1111	17.05.2011	3849637	599432	5413	1137	Core
PPI-1112	11.07.2011	3848028	601102	5328	1175	Core
PPI-1113	03.08.2011	3849691	602713	5364	1250	Rotary
PPI-1114	14.06.2011	3848110	604604	5388	1244	Core
PPI-1115	05.06.2011	3846500	606016	5374	1268	Core
PPI-1116	05.06.2011	3848236	607707	5466	1427	Rotary
PPI-1117	20.06.2011	3846422	594892	5346	1000	Rotary
PPI-1118	18.06.2011	3844977	597900	5324	1073	Core
PPI-1119	10.05.2011	3855665	605382	5590	1533	Core
PPI-1120	26.04.2011	3858261	605558	5739	1637	Core
PPI-1121	17.05.2011	3862637	604806	5748	1530	Core
PPI-1122	21.09.2011	3859301	616108	5591	1400	Rotary
PPI-1132	19.08.2011	3859461	598492	5510	1450	Rotary
PPI-1133	14.09.2011	3862587	601535	5658	1600	Rotary

All rotary drill holes were drilled with fresh, unsaturated water, which affected the geophysical borehole logs. However, for most of the drill holes, a clear indication for potash mineralization is visible in the Natural Gamma Log. The exceptions are PPI-1101, PPI-1105, PPI-1109 and PPI-1110, in which stronger dissolution within the potash section probably took place.

As for all rotary drill holes (see Table 2) no drill cores/assay data was available, and therefore, no reliable declaration of the potash horizon was possible. However, the natural gamma ray log shows, due to the high amplitudes, in most of the drill holes an indication for potash salts. Table 3 shows only drill holes for which a reliable determination by chemical assay data of top, base, thickness and K2O grade were possible.

Since the assay data for historical as well as recent holes was already provided in the common form of K2O, it was not necessary to convert or use any conversion to K2O. If the assay data had been provided in KCl (potassium chloride), then a conversion would have been necessary.

The depths of mineralized intervals as well as grades are summarized in Table 3.

Table 3 Overview of Depth, Thickness and Grade of our Drill Holes

Hole ID	Top		Base		Thickness	Thickness	Avg. Grade	GxT
	[ft]	[m]	[ft]	[m]	[ft]	[m]	K2O [%]	[m%]
PG-1	1502.0	457.81	1521.0	463.60	19.0	5.79	4.04	23.4

PG-2	1262.0	384.66	1275.0	388.62	13.0	3.96	5.74	22.7
PPI-01-09	895.0	272.80	904.5	275.69	9.5	2.90	10.98	31.8
PPI-02-09	987.5	300.99	1000.0	304.80	12.5	3.81	9.74	37.1
PPI-03-09	960.0	292.61	963.0	293.52	3.0	0.91	8.55	7.8
PPI-04-09	1016.5	309.83	1029.0	313.64	12.5	3.81	6.54	24.9
PPI-1104	1462.5	445.77	1469.5	447.90	7.0	2.13	9.45	20.2
PPI-1106	1439.0	438.61	1442.5	439.67	3.5	1.07	14.34	15.3
PPI-1107	1321.0	402.64	1326.0	404.16	5.0	1.52	5.91	9.0
PPI-1111	1061.0	323.39	1069.5	325.98	8.5	2.59	5.16	13.4
PPI-1112	969.0	295.35	983.5	299.77	14.5	4.42	8.21	36.3
PPI-1114	1131.5	344.88	1146.0	349.30	14.5	4.42	6.14	27.2
PPI-1115	1108.7	337.93	1122.2	342.04	13.5	4.11	8.63	35.5
PPI-1118	966.0	294.44	975.0	297.18	9.0	2.74	6.61	18.1
PPI-1119	1427.5	435.10	1441.5	439.37	14.0	4.27	6.23	26.6
PPI-1120	1590.0	484.63	1601.5	488.14	11.5	3.51	3.88	13.6
PPI-1121	1335.5	407.06	1347.5	410.72	12.0	3.66	5.60	20.5
Average					10.7	3.27	7.4	22.6

Sample Preparation, Analyses and Security

The standard operating and quality assurance procedures followed by Company employees have been instituted to make sure that all sampling techniques and results meet international reporting standards.

During the exploration program, we took split core samples. Coring started when the first significant gypsum interval (Upper Supai Formation) was intersected. Information about the drill holes and the on-site core descriptions were given/conducted according to international standards (depth intervals, recovery-%, lithology, structure, alteration, rock type, weathered profile, sample intervals, remarks). On site, our field geologists collected the cuttings, bagged and labeled them and placed a small sub-sample into a chip tray for further treatment (not sent for chemical analysis). Rotary cuttings coming from below the anhydrite were generally logged by the on-site geologists. Directly after being retrieved, the cores were measured, cleaned, field logged, packed in plastic poly sheeting and were placed into sequentially numbered and labeled (drill hole name, land location, depth interval, core number) core boxes. The material was then temporarily stored prior to transfer to the laboratories. A chain of custody prepared by the wellsite geologist accompanied the delivery. In the laboratory, the cores were split in two halves and one half was crushed, pulverized and assayed. The sampling interval was 0.15 m. The laboratories commissioned for the performance of the chemical analysis of the K2O content were ALS Chemex (Reno, Nevada –ISO 9001:2008 and ISO/IEC 17025:2005 certificates), Skyline (Tucson, Arizona – ISO/IEC 17025 certificate) and Apex Environmental Laboratory (Tempe, Arizona).

Skyline did the analysis on ten 2011 drill holes by splitting, crushing, pulverizing and assaying the cores at their laboratory. They used 34 elements Aqua Regia Digestion (ICP-OES, TE-2 program) and the Volumetric Chloride Analysis method for Total Chlorine.

Apex analyzed 89 samples of PPI-1115 via ICP-MS and Silver Nitrate Titration for Total Chlorine. Apex included internal blanks, standards and Laboratory Control Samples (LCS).

Quality Assurance/Quality Control

National Instrument 43-101 and Exploration Best Practices Guidelines state that a program of data verification should accompany an exploration program to confirm validity of exploration data. Furthermore, the guidelines require a quality assurance quality control (QA/QC) program to be in place.

Concerning chemical analysis no outside standards, duplicate samples or blanks were sent by us, which leaves only the internal standards and own checking procedures of the different laboratories as quality control of the chemical assays.

All 2011 core samples were prepared by Skyline. We then sent the unused crushed cores to SRC Geoanalytical Laboratories (SRC; Saskatoon, Canada; SCC accredited, ISO/IEC 17) for duplicate analysis. SRC was commissioned to perform duplicate chemical analysis on 434 out of a total of 1650 samples tested by Skyline, ALS and Apex. SRC includes blanks, duplicates and their internal Potash 003/ 004 standards into the analysis.

In order to check the chemical analysis results for consistency the charge balance between positive ions (Mg2+,Ca2+, Na+, K+) and negative (Cl-, SO42-) ions is determined for each full salt analysis, recent as well as historic ones. If the absolute difference 2*(cations – anions)/ (cations+anions) * 100% is larger than 5.0%, the analysis is classified as an outlier and should be considered as suspect.

The mineralogical composition of the sample was calculated based on the chemical analysis, which included recalculating the elements from weight % to mol and re-arranging them to the basic salts according to the following scheme:

1.	Combine cations and anions to simple salts according to the following scheme

	a.	combine with Cl, in the following order: Na, K, Mg, Ca

	b.	combine with SO4 in the following order: Ca, Mg, K, Na

	c.	Based on experience with potash deposits, the analyses should be either MgCl2 or K2 SO4 normative, meaning if CaCl2 or Na2 SO4 results from these combinations, the analysis is suspect.

2.	Combine the simple salts to salt mineralogy according to the following simplified scheme:

	a.	All NaCl is Halite.

	b.	If CaCl2 is present combine with MgCl2 to Tachyhydrite.

	c.	The remaining MgCl2 is combined 1:1 with KCl to Carnallite.

	d.	If MgCl2 > KCl, remaining MgCl2 to Bischofite.

	e.	If KCl > MgCl2 and MgSO4 available, combine remaining KCl 1:1 to Kainite.

	f.	If K2 SO4 > MgSO4 or CaSO4 /2, Arcanite, otherwise with CaSO4 and MgSO4 to Polyhalite.

	g.	If remaining KCl > MgSO4, remaining KCl after Kainite to Sylvite, otherwise remaining MgSO4 to Kieserite.

	h.	Remaining CaSO4 to Anhydrite.

The mineralogy was re-calculated to masses of elements, including the crystal water content. The sum of these elements together with the insoluble content should be close to 100.

For mostly all available drill holes Natural Gamma Ray and Neutron Logs are present. In terms of a consistent database all assaying data was checked against the Natural Gamma Ray Log for every single drill hole1. In an ideal case the interval of sampling as well as the K2O-content determined by assaying should match with the natural gamma ray log concerning interval of increased values and signal strength with certain accuracy. In an example for the historical drill hole DH 624 is given, which shows a clear correlation and coverage by sampling.

Additionally in order to achieve a higher level of confidence the Natural Gamma Ray Log and assay results of every single drill hole was compared to adjacent drill holes. In a normal case a correlation regarding the number of mineralized beds or combined thickness is visible. If there are discrepancies, the drill hole data will be considered suspect and the usage for resource estimation is evaluated individually.

Security

The core material was under supervision of our wellsite geologist starting from retrieval and ending with the delivery to the respective laboratory. Whenever there was no direct supervision by the wellsite geologist, the core was stored under lock and key. Prior to transfer to the respective laboratory, the plastic bagged core material was temporarily stored within the core boxes at our drill site.

Planned Exploration Program

Passport’s planned exploration program involves completing work for two reports: 1) an updated geological report which is due by the end of September 2012; and 2) a Preliminary Economic Assessment which is expected to be completed by the end of the year. The budget for these milestones is detailed below and is anticipated to be funded from existing cash resources.

Geological Update
			Sept. 30, 2012
Activity	Units	Type	Amount	Description	Responsible Party	Total

Well Drilling	20	Holes	$120,000.00	Core Driling	KM Drilling	$2,400,000.00

Chem Analysis	1400	Samples	$110.80	Core Sample Analysis (Assay)	SRC	$155,120.00
Geophysics	20	Wells	$6,500.00	Downhole Geophysical Logging	Geophysical Logging Services	$130,000.00
Updated Geological Report	1	Report	$60,000.00	Updated Geological Report	ERCOSPLAN	$60,000.00

Geological Supervision	3	Months	6000	Passport Employees	Passport	18,000
Misc. suppliea & Material	1	Est.	5000	Misc. Supplies and Materials	Estimate	5,000
Food & Lodging	45	days	$200.00	Food & Lodging Passport Employees	Estimate	9,000
Vehicle	90	days	$100.00	Vehicles	Estimate	9,000

_____________________________________________
1 Due to the radioactive isotope 40K, which emits gamma rays there is a correlation of the potassium content and the natural gamma log.

Subtotal	$2,777,120.00
Contingency @ 10%	$277,712.00
Total	$3,054,832.00

Preliminary Economic Assessment Report		Dec. 31, 2012

				Responsible
Activity	Units	Amount	Description	Party
Hydrological Report	1	$25,000.00	Basinwide Water Survey	Montgomery & Associates	$25,000.00
PEA Report	1	$500,000.00	Preliminary Economic Assessment Report	ERCOSPLAN	$500,000.00

				Subtotal	$525,000.00
				Contingency @ 10%	$52,500.00
				Total	$577,500.00
				Combined Total	$3,632,332.00

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of August 28, 2012 by (i) each person (including any group) known to us to own more than 5% of any class of our voting securities, (ii) each of our officers and directors, and (iii) our officers and directors as a group. Unless otherwise indicated, it is our understanding and belief that the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of class	Name and address of beneficial owner(1)	Amount and nature of beneficial owner(2)	Percentage of class(3)
Persons owning more than 5% of voting securities
Common Stock	Phillip Frost c/o 4400 Biscayne Blvd., #850 Miami, FL 33137	36,045,166 (4)	20.2%
Common Stock	Barry Honig c/o 4400 Biscayne Blvd., #850 Miami, FL 33137	22,741,983 (5)	12.6%
Common Stock	Michael Brauser c/o 4400 Biscayne Blvd., #850 Miami, FL 33137	21,724,384 (6)	12.1%

Officers and Directors
Common Stock	Joshua Bleak	8,806,788 (7)	5.0%
Common Stock	Laara Shaffer	1,158,500 (8)	(*)%
Common Stock	Ali Rahimtula	400,000 (9)	(*)%
Common Stock	Dennis Ickes	400,000 (10)	(*)%
Common Stock	Matthew Salmon	400,000 (11)	(*)%
Common Stock	David J. Salisbury	955,500 (12)	(*)%
Common Stock	John Eckersley	1,139,350 (13)	(*)%
Common Stock	Jerry Aiken	400,000 (14)	(*)%
Common Stock	All executive officers and directors as a group (five persons)	13,660,138 (15)	7.6%

Notes:

(*)	Less than 1%.
(1)	The address of our officers and directors is our Company’s address, which is 608 – 1199 W. Pender St., Vancouver, BC, Canada, V6E 2R1.
(2)

Under Rule 13d-3 of the Exchange Act a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (i) voting power, which includes the power to vote or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(3)	Based on 172,751,863 shares of our common stock issued and outstanding as of August 28, 2012.
(4)

This figure includes: (i) 29,989,611 shares of common stock held by Frost Gamma Investments Trust, which are deemed to be indirectly owned and controlled by Phillip Frost; (ii) 500,000 stock options held of record by Phillip Frost which are vested and are exercisable into 500,000 shares of common stock at CAD$0.59 per share expiring on June 21, 2016; and (iii) 5,555,555 warrants held of record by Frost Gama Investments Trust, which are deemed to be indirectly owned and controlled by Phillip Frost, and which are exercisable into 5,555,555 shares of common stock at CAD$0.20 per share expiring on January 11, 2013.

(5)

This figure includes: (i) 7,307,546 shares of common stock held by Barry Honig; (ii) 1,882,772 shares of common stock held by GRQ Consultants, Inc. 401K, which are deemed to be indirectly owned and controlled by Barry Honig; (iii) 6,396,110 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig, which are deemed to be indirectly owned and controlled by Barry Honig; (iv) 600,000 stock options held of record by Barry Honig which are vested and are exercisable into 600,000 shares of common stock at CAD$0.32 per share expiring on January 10, 2016; (v) 900,000 stock options held of record by Barry Honig which are vested and are exercisable into 900,000 shares of common stock at CAD$0.20 per share expiring on February 10, 2016; (vi) 1,400,000 warrants held of record by Barry Honig which are exercisable into 1,400,000 shares of common stock at CAD$0.35 per share expiring on January 31, 2013; (vii) 1,200,000 warrants held of record by GRQ Consultants, Inc. 401K, which are deemed to be indirectly owned and controlled by Barry Honig, and which are exercisable into 1,200,000 shares of common stock at CAD$0.35 per share expiring on January 31, 2013; and (viii) 3,055,555 warrants held of record by GRQ Consultants, Inc. Roth 401K FBO Barry Honig, which are deemed to be indirectly owned and controlled by Barry Honig, and which are exercisable into 3,055,555 shares of common stock at CAD$0.20 per share expiring on January 11, 2013.

(6)

This figure includes (i) 10,079,097 shares of common stock held by Michael Brauser; (ii) 4,205,599 shares of common stock held by Birchtree Capital, LLC, which are deemed to be indirectly owned and controlled by Michael Brauser; (iii) 88,000 shares of common stock held by Grander Holdings, Inc. 401K Profit Sharing Plan, which are deemed to be indirectly owned and controlled by Michael Brauser; (iv) 1,100,000 stock options held of record by Michael Brauser which are vested and are exercisable into 1,100,000 shares of common stock at CAD$0.20 per share expiring on February 10, 2016; (v) 1,388,889 warrants held of record by Michael Brauser which are exercisable into 1,388,889 shares of common stock at CAD$0.20 per shares expiring on January 11, 2013; (vi) 2,672,000 warrants held of record by Michael Brauser which are exercisable into 2,672,000 shares of common stock at CAD$0.35 per shares expiring on January 31, 2013; (vii) 2,102,799 warrants held of record by Birchtree Capital, LLC, which are deemed to be indirectly owned and controlled by Michael Brauser, and which are exercisable into 2,102,799 shares of common stock at CAD$0.20 per share expiring on January 11, 2013; (viii) 88,000 warrants held of record by Grander Holdings, Inc. 401K Profit Sharing Plan, which are deemed to be indirectly owned and controlled by Michael Brauser, and which are exercisable into 88,000 shares of common stock at CAD$0.35 per share expiring on January 31, 2013.

(7)

This figure includes: (i) 4,385,688 shares of common stock held by Joshua Bleak; (ii) 600,000 stock options held of record by Joshua Bleak which are vested and are exercisable into 600,000 shares of common stock at CAD$0.32 per share expiring on January 10, 2016; (iii) 1,060,000 stock options held of record by Joshua Bleak which are vested and are exercisable into 1,060,000 shares of common stock at CAD$0.20 per share expiring on February 10, 2016; (iv) 335,750 stock options held of record by Joshua Bleak which are vested and are exercisable into 335,750 shares of common stock at CAD$0.20 per share expiring on March 3, 2016; (v) 840,900 stock options held of record by Joshua Bleak which are vested and are exercisable into 840,900 shares of common stock at CAD$0.42 per share expiring on September 12, 2016; (vi) 490,000 warrants held of record by Joshua Bleak which are exercisable into 490,000 shares of common stock at CAD$0.10 per share expiring on November 8, 2012; (vii) 400,000 warrants held of record by Joshua Bleak which are exercisable into 400,000 shares of common stock at CAD$0.35 per share expiring on January 31, 2013; and (viii) 694,450 warrants held of record by Joshua Bleak which are exercisable into 694,450 shares of common stock at CAD$0.20 per share expiring on January 11, 2013.

(8)

This figure includes: (i) 270,000 shares of common stock held by Laara Shaffer; (ii) 360,000 shares of common stock held by Timeline Filing Services Ltd., which are deemed to be indirectly owned and controlled by Laara Shaffer; (iii) 263,500 stock options held of record by Laara Shaffer which are vested and are exercisable into 263,500 shares of common stock at CAD$0.20 per share expiring on February 10, 2016; (iv) 65,000 stock options held of record by Laara Shaffer which are vested and are exercisable into 65,000 shares of common stock at CAD$0.59 per share expiring on June 21, 2016; and (v) 200,000 stock options held of record by Timeline Filing Services Ltd., which are deemed to be indirectly owned and controlled by Laara Shaffer, and which are vested and are exercisable into 200,000 shares of common stock at CAD$0.38 per share expiring on January 20, 2017.

(9)

This figure includes: (i) 150,000 stock options held of record by Ali Rahimtula which are vested and are exercisable into 150,000 shares of common stock at CAD$0.59 per share expiring on June 21, 2016; and (ii) 250,000 stock options held of record by Ali Rahimtula which are vested and are exercisable into 250,000 shares of common stock at CAD$0.38 per share expiring on January 20, 2017.

(10)

This figure includes: (i) 200,000 stock options held of record by Dennis Ickes which are vested and are exercisable into 200,000 shares of common stock at CAD$0.20 per share expiring on March 3, 2016; and (ii) 200,000 stock options held of record by Dennis Ickes which are vested and are exercisable into 200,000 shares of common stock at CAD$0.38 per share expiring on January 20, 2017.

(11)	This figure includes 400,000 stock options held of record by Matthew Salmon which are vested and are exercisable into 400,000 shares of common stock at CAD$0.38 per share expiring on January 20, 2017.
(12)

This figure includes: (i) 205,500 shares of common stock held by David Salisbury; and (ii) 750,000 stock options held of record by David Salisbury which are vested and are exercisable into 750,000 shares of common stock at CAD$0.38 per share expiring on January 20, 2017.

(13)

This figure includes: (i) 98,900 shares of common stock held by John Eckersley; (ii) 271,000 stock options held of record by John Eckersley which are vested and are exercisable into 271,000 shares of common stock at CAD$0.59 per share expiring on June 21, 2016; and (iii) 700,000 stock options held of record by John Eckersley which are vested and are exercisable into 700,000 shares of common stock at CAD$0.38 per share expiring on January 20, 2017; and (iii) 69,450 warrants held of record by John Eckersley which are exercisable into 69,450 shares of common stock at CAD$0.20 per share expiring on January 11, 2013.

(14)	This figure includes 400,000 stock options held of record by Jerry Aiken which are vested and are exercisable into 400,000 shares of common stock at CAD$0.38 per share expiring on January 20, 2017.

(15)	This figure includes: (i) 5,320,088 shares of common stock; (ii) stock options to purchase 6,686,150 shares of our common stock; and (iii) warrants to purchase 1,653,900 shares of our common stock.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

All of our directors hold office until the next annual general meeting of the shareholders unless his office is earlier vacated in accordance with out Articles or he becomes disqualified to act as a director. Our officers are appointed by our board of directors and hold office until their earlier death, retirement, resignation or removal.

Our executive officers and directors and their respective ages as of the date of this Registration Statement are as follows:

Name	Age	Position Held

Joshua Bleak	32	President, Chief Executive Officer and Director

Laara Shaffer	64	Chief Financial Officer, Corporate Secretary and Director

Ali Rahimtula	66	Director

Dennis Ickes	68	Director

Matthew Salmon	54	Director

David J. Salisbury	60	Chairman of the Board and Director

John Eckersley	53	Executive Vice-President and Director

Jerry Aiken	69	Director

The following is a brief account of the education and business experience of each director, executive officer and key employee during at least the past five years, indicating each person’s principal occupation during the period, and the name and principal business of the organization by which he or she was employed, and including other directorships held in reporting companies.

Joshua Bleak. Mr. Bleak has been our President, Chief Executive Officer since January 11, 2011 and a director of our Company since April 12, 2010. Mr. Bleak is experienced in the mining and exploration industry as well as being fourth generation in a family with a rich mining and exploration background. From December 24, 2009 to current, Mr. Bleak serves as President, CEO, Treasurer and a director of Continental Resources Group, Inc. (OTCBB: CRGC) which is involved in exploring and developing uranium prospects. Since January 26, 2012, Mr. Bleak has served as a director of American Strategic Minerals Corporation (OTCBB: ASMC) which is engaged in the acquisition and exploration of properties that may contain uranium mineralization. Since October 2008, Mr. Bleak has served as the President and a director of North American Environmental Corp., a consulting company specializing in mining project management, permitting, lobbying and land tenure. From February 2007 to September 2008, he served as Manager of NPX Metals, Inc., an exploration and mining company. Since January 2005 he has served as Secretary and a director of Pinal Realty Investments Inc., a real estate development company. Mr. Bleak’s qualification to serve on our Board of Directors is based on his experience in the mining industry in general.

Laara Shaffer. Ms. Shaffer has been our Chief Financial Officer and Secretary since March 1996 and was a director of our Company from March 1996 to February 1, 2012. She was recently re-appointed to the Board of Directors, effective June 25, 2012. Ms. Shaffer is currently a director of Pro Tech Ventures Corp., Aquilla Energy Corp. and previously served as CFO and director of Compass Gold Corp. (TSXV: CVB) from 2007 to 2009. Ms. Shaffer’s qualifications to serve on our Board of Directors is based on her extensive experience as a CFO of public companies and in the mining industry in general.

Ali Rahimtula. Mr. Rahimtula has served as a director of our Company since October 28, 2011. Since 1979, Mr. Rahimtula has served as the President and founder of Transnational Enterprises LTD., d/b/a Transfert America. Transnational Enterprises LTD. is a member of the Rahimtula Group. The Rahimtula Group was a pioneer of the fertilizer business in India, and has been a domestic industry leader since the 1960’s. They are a global company, recognized for their extensive business networks to supply international fertilizer manufacturers for their critical raw materials such as sulphur, rock phosphate, ammonia, phosphoric acid and potash. The Rahimtula group has operated in the traditional markets of India and Pakistan but has also expanded its area of operations into other countries such as Brazil, Vietnam, China, Thailand, Philippines, and South Africa. They are also experienced in executing joint-venture fertilizer production and marketing contracts in the Middle East, Asia, and Africa as well as in Europe and the CIS. Mr. Rahimtula’s qualifications to serve on our Board of Directors is based on his experience and expertise in the fertilizer industry. He has and can contribute by securing large customers of international repute for the Company as joint venture partners who can buy potash on long term off take agreements. Also, Mr. Rahimtula brings to the Company his experience in logistics, such as port infrastructure developments and organizing export shipping in containers and bulk vessel chartering.

Dennis Ickes, Mr. Ickes has served as a director of our Company since December 14, 2011. Mr. Ickes is an internationally known lawyer, legal scholar, trial attorney and business leader. Mr. Ickes holds a Juris Doctorate from the University of Utah. He served in the U.S. Department of Justice where he co-founded the Office of Indian Rights in 1973. Mr. Ickes was also a principal negotiator on behalf of the federal government in the violent standoff with Indian activists at Wounded Knee, South Dakota in 1973.

In 1976, President Gerald R. Ford and Secretary Thomas Kleppe selected Mr. Ickes to serve as Deputy Under Secretary of the Interior. During his tenure Mr. Ickes was responsible for developing and implementing public policy related to public lands, Indian relations, national parks and monuments, federal reserved water rights, fish and wildlife, and Trust Territories of the Pacific.

While Mr. Ickes was in the U.S. Department of Justice he brought the first federal voting rights case on behalf of American Indians when he supported the right of residents of the Navajo Nation to run for county office in Apache County, Arizona.

Upon leaving the Federal service in 1977, he represented northern plains and Southwest tribes and organizations until the late 1980s when lawyers who were tribal members began assuming tribal representations.

As a legal consultant, Mr. Ickes has advised state and county governments, Indian tribes, Indian individuals, Indian-owned companies, and non-Indian owned companies, including financial institutions concerning the conduct of business within tribal jurisdictions. Mr. Ickes wrote the first law review article in the Nation that urged tribes to turn from relying upon federal appropriations to seeking private capital to develop their opportunities.

Mr. Ickes previously founded, owned and operated a barite mining and processing facility in Nevada. He is currently one of two members in an exploration stage beryllium project in Utah. He has served on the board of a publicly owned independent oil and gas company and a mining exploration company. As a consultant Mr. Ickes advised the President and CEO of Resolution Copper Mining, a Rio Tinto company, on issues related to Indian tribes. He is the founder and President of Native 17, LLC, a company which assists tribes with economic development opportunities both on and off the reservation through a proprietary system developed by him. He is the past chairman of the Federal Bar Association, Indian Law Section, the Utah State Bar Association, Natural Resource Section and the chairman of the Indian Law Section. Mr. Ickes qualifications to serve on our Board of Directors is based on his extensive experience in government relations, business, mining and Indian matters.

Matthew Salmon. Mr. Salmon has served as a director of our Company since February 1, 2012. Mr. Salmon began his career in public service as an Arizona State Senator, a position in which he served from 1991 to 1995. While in the Senate, he served as the Assistant Majority Leader and chaired the Rules Committee.

From 1995 to 2001 Mr. Salmon represented Arizona in the United States House of Representatives, where he served on the International Relations, Education, Small Business, and Science Committees. He also served for six years on the Helsinki Commission and the Organization for Security and Cooperation in Europe (OSCE) where he developed myriad and key relationships with parliamentary members from OSCE. He was an active and influential member of both those organizations. In 2000, Mr. Salmon did not stand for reelection, honoring a pledge made in his first Congressional campaign to serve only three terms.

While in Congress, he led several U.S. Congressional delegations to China to improve trade relations and bilateral relationships. He was the only Member of the U.S. Congress in America’s history who speaks Mandarin Chinese. This expertise served him well as one of the leading advocates of a positive U.S. and China relationship. During this period Mr. Salmon was instrumental in obtaining the release of a U. S. based academic researcher, Song Yongyi, who had been detained in China on charges of spying.

Mr. Salmon has over twenty years of experience in both the public and private sector. During his career he has emphasized managing relations at all levels of government and in the process has garnered significant media relations experience. Mr. Salmon formed Upstream Consulting Inc. (“Upstream”), a political consulting firm with offices in Washington, DC and Phoenix, Arizona. Upstream focuses on the development of intelligent, strategic and highly effective messaging strategies for their clients. Since June 2011, Upstream has served as a consultant for the Company. Mr. Salmon’s qualifications to serve on our Board of Directors is based on his extensive business and political relationships.

David J. Salisbury. Mr. Salisbury has served as our Chairman of the board and a director of our Company since January 16, 2012. Mr. Salisbury has had an extensive career in the mining industry, spanning four decades, including seventeen years with Rio Tinto PLC. During his career he has had experience in almost all phases of mine development and operation, including: operating and capital budget development, operating cost control, product quality, profit/loss analysis, engineering, safety, field operations and maintenance, strategic planning, environmental compliance, market development, merger and acquisition analysis, employee relations, community relations, public relations and government relations at both the state and federal levels.

Mr. Salisbury was President and CEO of Resolution Copper Mining (“Resolution Copper”) (Resolution Copper Mining is a joint venture between Rio Tinto and BHP and is not publicly traded), from 2008 to his retirement on January 31, 2011. At Resolution Copper he was responsible for the development of a deep underground copper mine in Superior, Arizona. One of his primary responsibilities was a legislative land exchange involving 3,025 acres of federal land in exchange for 5,500 acres of ecologically important private land. His role at Resolution Copper required significant interaction and engagement with members of the U.S. Congress, federal agencies, the Governor of the State of Arizona and State legislators. He was also responsible for leading the activities of integrating all engineering studies and design with environmental permitting, progressive development of the future operations culture and working environment, health and safety, project budget controls and community relations.

From 2006 through 2008, Mr. Salisbury was President and CEO of Kennecott Minerals Company (Kennecott Minerals is a wholly-owned subsidiary of Rio Tinto and is not publicly traded), where he was responsible for the comprehensive management of underground operations in Juneau, Alaska; open cut/heap leach gold in Nevada; and the development and construction of an underground nickel operation in Michigan.

Mr. Salisbury was a leader for the Rio Tinto global improvement program, Improving Performance Together, from 2004 through 2006. He led one of four major streams of work aimed at bringing about radical change in the way Rio Tinto conducts business. This responsibility covered the engineering and operation of processing operations at all Rio Tinto operations and involved leading a team of eight general managers and managers in diagnosing current state, formulating solutions, implementing pilot trials and ultimately rolling out change across the global group.

Mr. Salisbury was Managing Director and CEO of Rössing Uranium Ltd. (Rossing Uranium is majority owned by Rio Tinto and is not publicly traded) from 2001 through 2004. The Rössing mine employed 1,200 people and produces U3O8 for the global nuclear fuel industry, representing 8% of the global primary supply. During his tenure the mine achieved its historical best safety performance while increasing production and decreasing staff by 33%.

While with Rio Tinto, Mr. Salisbury also held Senior Executive positions with Kennecott Ridgeway Mining Company and Kennecott Energy Company.

Prior to joining Rio Tinto Mr. Salisbury was the President of Cordero Mining Company/Sun Coal Company (1992 to 1993) and responsible for the operation of the Cordero Mine, the seventh largest coal mine in the United States. At Cordero he completed a major organizational restructuring to reduce cost and improve efficiency, dropping operating costs by 10%.

Mr. Salisbury served as President and COO of the Al Hamilton Operating Company/Bradford Coal Company (1990 to 1992) where he was responsible for the operation of 9 active mines in a 30 mile radius of Clearfield, PA. During his tenure he improved the financial performance of this operation and was able to bring it into profitability.

From 1989 to 1990, Mr. Salisbury served as President of The Coteau Properties Company/North American Coal Corporation where he was responsible for the construction, management and operation of a 12 million tons per year surface lignite mine near Beulah, North Dakota. The Coteau Properties Company/North American Coal Corporation had annual sales of $86 million US dollars to the only commercial coal gasification plant in the United States. Mr. Salisbury administered a 20 year contract with the sole coal customer, and negotiated a new contract extension adding a new coal field and additional production up to 16 million tons per year.

Mr. Salisbury served in various management positions with The Coteau Properties Company/North American Coal Corporation from 1978 through 1989. He was the project manager responsible for the oversight of design, contract administration and construction management of the Freedom Mine, a greenfield mine facility valued at $186 million. The project was completed on time and under budget.

Mr. Salisbury’s qualification to serve on our Board of Directors is based on his extensive experience in the mining industry in general.

John Eckersley. Mr. Eckersley has served as our Vice President, Legal and Corporate Affairs since December 2010 and has served as a director of our Company since July 15, 2011. Mr. Eckersley has practiced law as a solo practitioner since 1999. His practice focuses on securities compliance, corporate governance and estate planning. Mr. Eckersley served as the Executive Vice President, Secretary and Treasurer of Digital Business Resource, Inc., a telecommunications company, from 1996 to 1999, where he was a founder, and was responsible for developing systems for office management, accounting, client services, vendor coordination and marketing. Mr. Eckersley served as the General Counsel of TIMI, a public finance advisory company, where he advised the company on corporate strategy and was responsible for the company’s compliance filings. Mr. Eckersley has served as a director of Silver Horn Mining Ltd. (OTCBB: SILV) since July 21, 2011, which is involved in the acquisition and exploration of properties that may contain mineral resources, principally silver. Mr. Eckersley received his Bachelor of Science, cum laude, and his Juris Doctorate from the University of Utah. Mr. Eckersley’s qualifications to serve on our Board of Directors is based on his corporate experience and knowledge of the resources industry.

Jerry Aiken. Mr. Aiken has served as a director of our Company since May 15, 2012. Mr. Aiken has more than 41 years of experience in mineral exploration involving base metals, precious metals, and industrial minerals. He has been involved in project generation, geologic mapping, geochemical evaluation, drill program supervision, and regional program management throughout the western United States, Canada, Mexico, South America and parts of Europe.

Since 2005, Mr. Aiken has been working as a consulting geologist involved in the evaluation of mineral properties and the writing and reviewing of Canadian Securities Administrators National Instrument 43-101 technical reports and PFS/FS technical reports. Prior to beginning work as a consulting geologist, Mr. Aiken worked for 29 years for US Borax (Rio Tinto Exploration) (“Borax”) in Tucson, Arizona and Valencia, California. Before focusing his career in borates, potash and lithium he worked for five years for ASARCO Exploration beginning in 1970. Mr. Aiken has conducted and implemented exploration programs for borates, potash, lithium and other industrial minerals.

A review of Mr. Aiken’s potash experience, beginning in the mid-1970s, shows that he has evaluated several potash holdings and mines located in the Carlsbad district, New Mexico, and the Paradox Basin, Utah. His experience in that regard resulted in his evaluating the brine potential in the Paradox Basin.

Subsequent to his work in the Paradox Basin, Mr. Aiken evaluated potash projects in the South American Alta Plano and a number of brine projects for potash and other industrial minerals. In addition to his potash evaluation, several ‘hard rock’ projects were evaluated by Mr. Aiken in both South America, (Argentina) and North America (both in the US and Canada).

Mr. Aiken graduated in 1966 with a Bachelor of Science degree in Geology from Western Michigan University. He also completed coursework in the Masters Program in Exploration Geology from the University of Idaho. Mr. Aiken is a Registered Professional Geologist in the State of Washington.

Mr. Aiken’s qualifications to serve on our Board of Directors is based on his extensive experience in the mining industry in general.

Significant Employees

We have no employees and our officers and directors provide their services on a consulting basis.

Family Relationships

There are currently no family relationships between any of the members of our board of directors or our executive officers.

Involvement in Certain Legal Proceedings

Except as disclosed in this Registration Statement, during the past ten years none of the following events have occurred with respect to any of our directors or executive officers:

1.

A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.	Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.

Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

a.

Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

b.	Engaging in any type of business practice; or

c.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.

Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) above, or to be associated with persons engaged in any such activity;

5.

Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.

Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.

Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

	a.	Any Federal or State securities or commodities law or regulation; or

b.

Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

	c.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.

Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

There are currently no legal proceedings to which any of our directors or officers is a party adverse to us or in which any of our directors or officers has a material interest adverse to us.

ITEM 6. EXECUTIVE COMPENSATION

Compensation Discussion

The Board has not appointed a compensation committee and the responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing our base compensation structure and equity-based compensation program, recommending compensation of our officers and employees, and evaluating the performance of officers generally and in light of annual goals and objectives, is performed by the Board as a whole.

The Board also assumes responsibility for reviewing and monitoring the long-range compensation strategy for our senior management. The Board reviews the compensation of senior management on a semi-annual basis taking into account compensation paid by other issuers of similar size and activity.

Compensation Philosophy and Objectives

We are a smaller reporting company with limited resources. The compensation program for our senior management is designed within this context with a view that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining qualified executives;
(b)	motivating the short and long-term performance of these executives; and
(c)	better aligning their interests with those of our shareholders.

In compensating our senior management, we have arranged for equity participation through our stock option plan.

Bonus Incentive Compensation

Our objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent on us meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. The Board approves executive bonus compensation dependent upon compensation levels based on recommendations of the Chief Executive Officer. Such recommendations are generally based on information provided by issuers that are similar in size and scope to our operations.

Equity Participation – Option-Based Awards

We believe that encouraging our executives and employees to become shareholders is the best way of aligning their interests with those of our shareholders. Equity participation is accomplished through our stock option plan, which was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. Stock options are granted to directors, executives and employees taking into account a number of factors, including the amount and term of options previously granted, base salary, bonuses, performance, competitive factors and hiring incentives. The amounts and terms of options granted are determined by and require the approval of the Board of Directors based on recommendations put forward by the Chief Executive Officer. Due to our limited financial resources, we emphasize the provisions of option grants to maintain executive motivation. The stock option plan is administered by our directors and provides that options may be issued to directors, officers, employees or consultants of the Company, or a subsidiary of the Company.

Summary Compensation Table

The following table sets forth the compensation paid to any of the following individuals during our fiscal years ended February 29, 2012 and February 28, 2011: (i) any person serving as our principal executive officer during our fiscal year ended February 29, 2012; (ii) our two most highly compensated executive officers other than our principal executive officer who were serving as executive officers as of February 29, 2012; and (iii) if applicable, up to two additional individuals for whom disclosure would have been provided pursuant to (ii) above but for the fact that the individual was not serving as an executive officer of the Company as of February 29, 2012 (collectively, the “Named Executive Officers”):

Name and Principal Position	Year Ended Febru- ary 29 (28),	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards (1) ($)	Non- Equity Incentive Plan Compen- sation ($)	Non- Qualified Deferred Compen- sation Earnings ($)	All Other Compen- sation ($)	Total ($)
Joshua Bleak, President and CEO(2)	2012	45,000	Nil	Nil	583,529	Nil	Nil	Nil	628,529
	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Stephen Butrenchuk, Former President and CEO (3)	2012	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2011	Nil	Nil	Nil	213,007	Nil	Nil	Nil	213,007
Richard Hunter, Former President and CEO(4)	2012	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2011	Nil	Nil	Nil	134,367	Nil	Nil	Nil	134,367
Laara Shaffer, Chief Financial Officer and Secretary(5)	2012	17,877	Nil	Nil	93,395	Nil	Nil	Nil	112,272
	2011	Nil	Nil	Nil	265,941	Nil	Nil	Nil	265,941

(1)	This amount represents the fair value of these stock options at the date of grant which was estimated using the Black-Scholes option pricing model.
(2)	Mr. Bleak has served as our President and CEO since April 26, 2011.
(3)	Mr. Butrenchuk served as our President and CEO from March 2, 2011 to April 26, 2011.
(4)	Mr. Hunter served as our President and CEO from April 16, 2010 to March 2, 2011.
(5)	Ms. Shaffer has served as our Chief Financial Officer and Corporate Secretary since March 1996.

Employment Agreements

We have not entered into any employment contracts with our executive officers. There is no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payment to a Named Executive Officer at, following, or in connection with the resignation, retirement or other termination of a Named Executive Officer, or a change in control of the Company or a change in the Named Executive Officer’s responsibilities following a change in control, with respect to each Named Executive Officer.

Outstanding Equity Awards as of February 29, 2012

The following table sets forth outstanding equity awards as of February 29, 2012 with respect to each of the Named Executive Officers listed in the table above:

Outstanding Equity Awards as of February 29, 2012
	Option Awards					Stock Awards
									Equity
									incen-
									tive plan
			Equity					Equity	awards:
			incentive					incen-	market
			plan					tive plan	or
			awards:					awards:	payout
	Number	Number	number					number	value of
Name	of secur-	of secur-	of					of un-	un-
	ities	ities	securi-				Market	earned	earned
	under-	under-	ties				value of	shares,	shares,
	lying	lying	under-			Number	shares	units or	units or
	unexer-	unexer-	lying			of shares	or units	other	other
	cised	cised	unexer-			or units	of stock	rights	rights
	options	options	cised un-	Option		of stock	that	that	that
	exercise-	unexer-	earned	exercise	Option	that have	have not	have not	have not
	able	cisable	options	price	expira-	not vested	vested	vested	vested
	(#)	(#)	(#)	($)	tion date	(#)	($)	(#)	($)
	840,900	Nil	Nil	$0.42	Sep. 12/16
	335,750	Nil	Nil	$0.20	Mar. 3/16
Joshua Bleak	600,000	Nil	Nil	$0.32	Jan. 10/16
	1,060,000	Nil	Nil	$0.20	Feb. 10/16	Nil	Nil	Nil	Nil

	100,000	Nil	Nil	$0.42	Sep. 12/16
Stephen	200,000	Nil	Nil	$0.20	Feb. 10/16
Butrenchuk[1]	100,000	Nil	Nil	$0.10	Nov 16/15
	100,000	Nil	Nil	$0.10	Oct. 24/15	Nil	Nil	Nil	Nil

Richard Hunter[2]	Nil	Nil	Nil	N/A	N/A	Nil	Nil	Nil	Nil

	200,000	Nil	Nil	$0.38	Jan. 20/17
Laara	65,000	Nil	Nil	$0.59	Jun. 21/16
Shaffer	263,500	Nil	Nil	$0.20	Feb. 10/16	Nil	Nil	Nil	Nil

Notes:
(1)	Mr. Butrenchuk resigned as President and CEO on April 26, 2011.
(2)	Mr. Hunter resigned as President and CEO effective March 2, 2011.

Compensation of Directors

The following table sets forth information relating to compensation paid to our directors during our fiscal year ended February 29, 2012:

Director Compensation During Our Year Ended February 29, 2012

				Non-	Non-
				equity	qualified
	Fees			incentive	deferred	All
Name	earned or			plan	compen-	other
	paid in	Stock	Option	compen-	sation	compen-
	cash	awards	awards	sation	earnings	sation	Total
	($)	($)	($)	($)	($)	($)	($)
Joshua Bleak	45,000	Nil	583,529	Nil	Nil	Nil	628,529

Stephen Butrenchuk (1)	Nil	Nil	40,105	Nil	Nil	2,574	42,680

Ali Rahimtula(2)	10,000	Nil	151,497	Nil	Nil	Nil	161,597

Dennis Ickes(3)	34,000	Nil	207,339	Nil	Nil	Nil	241,339

Matthew Salmon(4)	50,000	Nil	121,075	Nil	Nil	Nil	171,075

David Salisbury(5)	20,079	Nil	227,016	Nil	Nil	Nil	247,096

John Eckersley(6)	110,029	Nil	348,873	Nil	Nil	Nil	458,901

Gary F. Zak(7)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

James Davidson(8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Laara Shaffer(9)	17,877	Nil	93,395	Nil	Nil	Nil	111,272

(1)	Mr. Betrenchuk resigned as a director on May 15, 2012.
(2)	Mr. Rahimtula was appointed as a director on October 28, 2011.
(3)	Mr. Ickes was appointed as a director on December 14, 2011.
(4)	Mr. Salmon was appointed as a director on Feb. 1, 2012.
(5)	Mr. Salisbury was appointed as a director on Jan. 16, 2012.
(6)	Mr. Eckersley was appointed as a director July 15, 2011.
(7)	Mr. Zak resigned as a director on Jan. 16, 2012.
(8)	Mr. Davidson resigned as a director on October 26, 2011.
(9)	Ms. Shaffer resigned as a director on February 1, 2012, however, she was re-appointed as a director on June 25, 2012.

Our directors do not have specific compensation arrangements based on attendance at board or committee meetings or serving as a committee chair. From time to time directors may receive bonus payments or options, which are granted on a discretionary basis. The amount of any bonus payments or the number of options granted is based on the experience of the director, time spent on Company matters and the compensation paid to other directors of companies in the industry.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Party Transactions

Except as described herein, none of the following parties (each a “Related Party”) has, in our fiscal years ended February 29, 2012 and February 28, 2011, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  any of our directors or officers;
  any person proposed as a nominee for election as a director;
  any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or

  any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

During the year ended February 29, 2012, the Company paid CAD$19,908 to David Salisbury, a director of the Company, for consulting fees. Mr. Salisbury receives $10,000 per month for consulting services pursuant to a Consulting Agreement, dated January 16, 2012.

During the year ended February 29, 2012, the Company paid CAD$45,352.50 to Joshua Bleak, a director and officer of the Company, for management fees. In addition, during the year ended February 29, 2012, the Company paid $21,815 to North American Environmental Corp. (“NAEC”), a company controlled by Joshua Bleak, for exploration services (site preparation, drilling, site reclamation and materials transportation) and owed this company CAD$22,196.54 as at February 29, 2012. During the year ended February 28, 2011, the Company paid a total of CAD$139,047.44 to NAEC and owed this company CAD$76,075.33 as at February 28, 2011. There is no written contract between the Company and NAEC, and NAEC issues invoices when work is performed based on the activity and/or the equipment used to perform the work.

During the year ended February 29, 2012, the Company paid CAD$27,836.17 to Dennis Ickes, a director of the Company, for professional services. Mr. Ickes currently receives $5,000 per month pursuant to a Professional Services Agreement, dated December 14, 2011.

During the year ended February 29, 2012, the Company owed CAD$4,200 to Gary Zak, a former director of the Company, for consulting fees. During the year ended February 28, 2011, the Company paid CAD$2,100 to Gary Zak, a director of the Company at that time, for consulting fees and owed Mr. Zak CAD$4,200 as at February 28, 2011 for consulting fees.

During the year ended February 29, 2012, the Company paid CAD$109,090.35 to John Eckersley, a director and officer of the Company, for consulting fees and the Company owed Mr. Eckersley CAD$13,500 as at February 29, 2012.

During the year ended February 29, 2012, the Company paid CAD$12,700 to Laara Shaffer, a director and officer of the Company, for administration fees. In addition, during the year ended February 29, 2012, the Company paid CAD$5,000 to Timeline Filing Services Ltd., a company controlled by Laara Shaffer, for administration fees. Furthermore, during the year ended February 28, 2011, the Company paid CAD$9,800 to Laara Shaffer, a director and officer of the Company, for consulting fees.

During the year ended February 29, 2012, the Company paid CAD$10,000 to Transnational Enterprises Ltd., a company controlled by Ali Rahimtula, for consulting fees, and the Company owed Transnational Enterprises Ltd. CAD$11,200 as at February 29, 2012. Mr. Rahimtula receives CAD$5,000 per month through a Consulting Agreement between Transnational Enterprises Ltd. and the Company, dated January 1, 2012.

During the year ended February 29, 2012, the Company paid CAD$49,589 to Upstream Consulting Inc., a company controlled by Matthew Salmon, a director of the Company, for consulting fees pursuant to a Consulting Agreement.

During the year ended February 29, 2012, the Company owed CAD$15,600.43 to Stephen Butrenchuk, a director of the Company at that time, for consulting fees. During the year ended February 28, 2011, the Company paid CAD$27,765.56 to Mr. Butrenchuk for consulting fees and owed Mr. Butrenchuk CAD$13,048 as at February 28, 2011.

Our Board of Directors reviews any proposed transactions involving Related Parties and considerers whether such transactions are fair and reasonable and in the Company’s best interests.

Director Independence

Our common shares are listed on the TSX Venture Exchange (the “TSXV”). Under the Policy 3.1 Section 5.7 of the TSXV, each issuer must have at least two independent directors on its board. Under the TSXV policies, a director is independent if he or she has no direct or indirect material relationship with the issuer. A material relationship is defined as a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment. Our Board has determined that the following directors are “independent” as required by TSXV listing standards: David J. Salisbury and Jerry Aiken. Our non-independent directors are: Joshua Bleak (President and CEO), John Eckersley (Executive Vice-President), Laara Shaffer (CFO and Corporate Secretary), Ali Rahimtula (consultant), Dennis Ickes (consultant) and Matthew Salmon (consultant).

ITEM 8. LEGAL PROCEEDINGS

Except as set forth below, management is not aware of any legal proceedings contemplated by any governmental authority or any other party involving us or our properties. As of the date of this Registration Statement, no director, officer or affiliate is a party adverse to us in any legal proceeding, or has an adverse interest to us in any legal proceedings.

On May 18, 2012, we delivered a letter to North American Potash Developments Inc. (formerly Ringbolt Ventures Ltd.), Potash Green, LLC, Wendy Walker Tibbetts and Joseph J. Hansen (collectively, the “Optionor”), informing them that they were in breach of the Ringbolt Option Agreement by the Optionor not granting operational control of the Potash Green exploration permits by signing a limited Power of Attorney as requested by us and that the payment of cash and shares that were due by us to the Optionor on May 17, 2012 would not be paid until the Optionor cured the defaults delineated in the default letter.

On May 25, 2012, we were informed by the Optionor that it had filed a civil action in Third Judicial District court, Salt Lake County, State of Utah alleging that we failed to make payment to the Optionor in the amount of $350,000 or deliver to Optionor 1,400,000 shares of our common stock on May 17, 2012 as required pursuant to the Ringbolt Option Agreement, and that we did not provide a timely or proper written report as required pursuant to the Ringbolt Option Agreement. In addition, the Optionor alleges that we have failed to reimburse the Optionor for $20,715.80 in expenses paid by the Optionor to maintain certain leases that are the subject of the Ringbolt Option Agreement. In its claim under the first cause of action for breach of contract, the Optionor is seeking payment of $350,000 and 1,400,000 shares of our common stock, or alternatively $644,000 in total damages, plus interest, costs and attorney fees, as allowed by law. In its second cause of action for unjust enrichment, the Optionor is seeking no less than $20,715.80, plus interest, costs, and attorney fees, as allowed by law. With respect to the second cause of action, we take the position that such expenses were due prior to the transaction receiving TSX Venture Exchange approval as required in accordance with the Ringbolt Option Agreement, and therefore, such payments were the responsibility of Optionor.

On June 19, 2012, we filed an answer and counterclaim to the Ringbolt civil action and tendered to the Utah court the $350,000 in cash and the 1,400,000 shares which were due pursuant to the Ringbolt Option Agreement on May 17, 2012, pending a ruling by the court on the sufficiency of tender. The court ruled that the tender to the court was not sufficient, therefore, the cash and shares were released to Optionor on July 10, 2012.

On September 10, 2012, we announced that the court had granted our motion for a preliminary injunction, which enjoined Optionor from terminating the Ringbolt Option Agreement based upon the grounds alleged by Optionor. We intend to continue to vigorously defend our rights in the Ringbolt Option Agreement should the case proceed to trial.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Price Range of Common Shares

The principal market on which our common shares are traded is the TSX-V. Our common shares commenced trading on the TSX-V on October 3, 2001 and trade under the symbol “PPI”. Our common shares do not trade on any United States national securities exchange or in an inter-dealer quotation system.

On June 25, 2012, the high and low trading prices of our common shares on the TSX-V was CAD$0.19 and CAD$0.185, respectively. The following table shows the high and low trading prices in Canadian dollars of our common shares on the TSX-V for the periods indicated.

TSX Venture Exchange
	High	Low
Quarter Ended	(CAD$)	(CAD$)
February 29, 2012	$0.395	$0.165
November 30, 2011	$0.63	$0.225
August 31, 2011	$0.75	$0.43
May 31, 2011	$0.95	$0.53
February 28, 2011	$1.86	$0.245
November 30, 2010	$0.385	$0.055
August 31, 2010	$0.145	$0.035
May 31, 2010	$0.08	$0.045

Transfer Agent for Common Shares

The Registrar and Transfer Agent for our Common Shares is Computershare Trust Company of Canada at its principal offices at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, Canada, V6C 3B9.

Options

As of June 25, 2012, we have 16,811,892 stock options outstanding which are exercisable into 16,811,892 shares of our common stock.

Warrants

As of June 25, 2012, we have 50,800,333 common share purchase warrants outstanding which are exercisable into 50,800,333 shares of common stock.

Holders of Common Shares

As of June 25, 2012 we had 617 shareholders of record, which does not include shareholders whose shares are held in street or nominee names.

Dividends

We have not paid any cash dividends on our common shares since our inception and do not anticipate paying any cash dividends in the foreseeable future. We plan to retain our earnings, if any, to provide funds for the expansion of our business.

Securities Authorized for Issuance under Equity Compensation Plans

The following table shows our equity securities that are authorized for issuance pursuant to equity compensation plans for our most recently completed financial year ended February 29, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	16,811,892	CAD$0.32	120,478
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	16,811,892	CAD$0.32	120,478

2011 Rolling Share Option Plan

On July 20, 2011, our Board of Directors approved the adoption of a new share option plan (the “2011 Plan”) to comply with the current policies of the TSXV and the amendments to the Income Tax Act (Canada) which impose withholding obligations on taxable benefits arising at the time options are exercised. The 2011 Plan was subject to approval of the TSXV and the shareholders of the Company. On August 25, 2011, the shareholders of the Company approved the 2011 Plan. On November 24, 2011, the TSXV approved the 2011 Plan.

The purpose of the 2011 Plan is to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The 2011 Plan is administered by the Board of Directors. The 2011 Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The 2011 Plan also provides that the number of Common Shares issuable under the 2011 Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares (considered to be a “rolling” stock option plan). Pursuant to the 2011 Plan all options expire on a date not later than 10 years after the date of grant of an option. All options outstanding under any existing share plan were rolled into the 2011 Plan.

The TSXV policies also require shareholders approve the continuation of the 2011 Plan at every subsequent annual meeting of the Company by ordinary resolution.

The 2011 Plan is subject to the following restrictions:

(a)

The Company must not grant an option to a director, employee, consultant, or consultant company (the “Service Provider”) in any 12 month period that exceeds 5% of the outstanding shares, unless the Company has obtained approval by a majority of the votes cast by the shareholders of the Company eligible to vote at a shareholders’ meeting, excluding votes attaching to shares beneficially owned by insiders and their associates (“Disinterested Shareholder Approval”);

(b)

The aggregate number of options granted to a Service Provider conducting investor relations activities in any 12 month period must not exceed 2% of the outstanding shares calculated at the date of the grant, without the prior consent of the TSXV;

(d)	The Company must not grant an option to a consultant in any 12 month period that exceeds 2% of the outstanding shares calculated at the date of the grant of the option;

(e)

The number of optioned shares issued to insiders in any 12 month period must not exceed 10% of the outstanding shares (in the event that the 2011 Plan is amended to reserve for issuance more than 10% of the outstanding shares) unless the Company has obtained Disinterested Shareholder Approval to do so;

(f)	The exercise price of an option previously granted to an insider must not be reduced, unless the Company has obtained Disinterested Shareholder Approval to do so.

The following is a summary of the material terms of the 2011 Plan:

(a)	Persons who are Service Providers to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of options under the 2011 Plan;

(b)	Options granted under the 2011 Plan are non-assignable and non-transferable and are issuable for a period of up to 10 years;

(c)	For options granted to Service Providers, the Company must ensure that the proposed optionee is a bona fide Service Provider of the Company or its affiliates;

(d)

An option granted to any Service Provider will expire within one year (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the optionee at any time prior to expiry of the option), after the date the optionee ceases to be employed by or provide services to the Company, but only to the extent that such option was vested at the date the optionee ceased to be so employed by or to provide services to the Company;

(e)

If an optionee dies, any vested option held by him or her at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(f)

In the case of an optionee being dismissed from employment or service for cause, such optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(g)	The exercise price of each option will be set by the Board on the effective date of the option and will not be less than the Discounted Market Price (as defined in the 2011 Plan);

(h)

Vesting of options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a Director of the Company or its affiliates during the vesting period; and

(i)

The Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the 2011 Plan with respect to all 2011 Plan shares in respect of options which have not yet been granted under the 2011 Plan.

The Board has determined that, in order to reasonably protect the rights of participants, as a matter of administration, it is necessary to clarify when amendments to the 2011 Plan may be made by the Board without further shareholder approval. Accordingly, the Board may, without shareholder approval:

(i)	amend the 2011 Plan to correct typographical, grammatical or clerical errors;

(ii)	change the vesting provisions of an option granted under the 2011 Plan, subject to prior written approval of the TSXV, if applicable;

(iii)	change the termination provision of an option granted under the 2011 Plan if it does not entail an extension beyond the original expiry date of such option;

(iv)	make such amendments to the 2011 Plan as are necessary or desirable to reflect changes to securities laws applicable to the Company;

(v)	make such amendments as may otherwise be permitted by the TSXV Policies;

(vi)

if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSXV, make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(vii)	amend the 2011 Plan to reduce the benefits that may be granted to Service Providers.

Potential Share Consolidation

Our management wishes to be in a position to effect a consolidation of our issued and outstanding shares of common stock on a basis of up to ten (10) pre-consolidated common shares without par value for one (1) post-consolidated common shares without par value, or such lesser whole number of pre-consolidated common shares as the directors may determine (the “Share Consolidation”). Our management believes that the ability to effect the Share Consolidation will provide the Company with increased flexibility to seek additional financing opportunities and strategic acquisitions. Therefore, at our annual and special general meeting of our shareholders held on August 25, 2011, management proposed that the shareholders approve the Share Consolidation.

We currently have no maximum number of authorized common shares and on effecting any consolidation there will continue to be no maximum number of authorized common shares.

As set out in Section 83 of the British Columbia Business Corporations Act, if any fractional shares are to be converted into whole common shares, each fractional common share remaining after conversion that is less than one-half of a common share must be cancelled and each fractional common share that is at least one-half of a common share must be changed to one whole common share.

Any registered shareholder who, on the date the Share Consolidation is effected, is the registered holder of a number of common shares not divisible by ten (10), then in such event, the number of post-consolidated shares shall be converted to whole common shares.

On August 25, 2011 our shareholders approved the Share Consolidation as proposed by our management, which among other things provided the board of directors in its absolute discretion to determine whether or not to proceed with the Share Consolidation without further approval, ratification or confirmation by the shareholders. As of the date of this Registration Statement, we have not effected the Share Consolidation, which is also subject to regulatory approval, including the approval of the TSXV. In addition, we only have one year from the date of shareholder approval of the Share Consolidation to effect such Share Consolidation, which means such shareholder approval expires on August 25, 2012.

Proposed Shareholder Rights Plan

On July 20, 2011, our Board of Directors approved the adoption of a shareholder rights plan (the “Rights Plan”) between the Company and Computershare Trust Company of Canada (“Computershare Trust”), as Rights Agent. The Board’s objective in adopting the Rights Plan is to ensure the fair treatment of shareholders in connection with any take-over bid for our common shares. The Rights Plan was not adopted by the Board in response to any proposal to acquire control of the Company.

In accordance with TSXV policies, the Rights Plan must be ratified by a majority of the votes cast at a meeting of shareholders within six months of the adoption of the Rights Plan by the Board. At the Company’s annual and special general meeting held on August 25, 2011, the Company’s shareholders ratified and confirmed the Rights Plan.

The Rights Plan is subject to TSXV approval. As of the date of this Registration Statement, the Rights Plan has not been approved by the TSXV.

Purpose of Rights Plan

The primary objective of the Rights Plan is to ensure that all of our shareholders are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

Summary of Rights Plan

The following description of the Rights Plan is a summary only. Reference is made to the full text of the Rights Plan, a copy of which is attached hereto as Exhibit 4.2. All capitalized terms not defined in this summary of the Rights Plan are as defined in the Rights Plan.

Issue of Rights

We will issue one right (a “Right”) in respect of each common share outstanding at the close of business on the adoption of the Rights Plan. We will also issue Rights on the same basis for each common share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

The Rights

Each Right will entitle the holder, subject to the terms and conditions of the Rights Plan, to purchase additional common shares of the Company after the Separation Time.

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the common shares, and are not transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the common shares.

Exercise of Rights

The Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Share for the exercise price of $50.00 (subject to certain anti-dilution adjustments). This exercise price is expected to be in excess of the estimated maximum value of the common shares during the term of the Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time, each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of common shares which have an aggregate market price equal to twice the exercise price of the Rights for a price equal to the exercise price (subject to adjustment). Effectively, this means a shareholder of the Company (other than the Acquiring Person) can acquire additional common shares from treasury at half their market price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the Company’s outstanding common shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner of securities if such person or its affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited with or tendered to such person pursuant to a tender or exchange offer or take-over bid by such person, unless those securities have been taken up or paid for;

(b)	the securities have been deposited with such person under a take-over bid pursuant to a permitted lock-up agreement;

(c)

such person (including a mutual fund or investment fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

	(i)	holds those shares in the ordinary course of its business for the account of others;

	(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

	(iii)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid); and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

(b)	immediately after the Company’s annual general meeting of shareholders to be held in 2014 unless at such meeting the duration of the Rights Plan is extended.

Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and, as a result, the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of voting common shares, wherever resident (other than the Offeror);

(b)

the Offeror agrees that no common shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid; and that no common shares will be taken up or paid for unless, at such date, more than 50% of the outstanding common shares held by shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the common shares may be deposited to and withdrawn from the take-over bid at any time before such common shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the Offeror will make a public announcement of that fact and the bid will remain open for an additional period of at least 10 business days to permit the remaining shareholders to tender their common shares.

Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

(b)

satisfies all the requirements of a Permitted Bid other than the requirement that the Offeror agrees that: (1) no common shares will be taken up or paid for under the bid: (i) for at least 60 days following the commencement of the bid; (ii) after such date, more than 50% of the outstanding common shares held by shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and (2) common shares may be deposited pursuant to such take-over bid at any time during the 60 day period described in (1)(i) of this paragraph, that any common shares deposited pursuant to such take-over bid may be withdrawn until taken up and paid for; and (3) upon deposit of more than 50% of the outstanding common shares as described under (1)(ii) in this paragraph, the Offeror will make a public announcement of such 50% deposit and such take-over bid is to remain open for deposits and tenders of common shares for a minimum of 10 business days from the date of such public announcement; and

(c)

contains the conditions that no common shares be taken up or paid for pursuant to the Competing Permitted Bid (x) prior to the close of business on a date that is not earlier than the later of (1) the earliest date on which common shares may be taken up and paid for under any prior bid in existence at the date of such Competing Permitted Bid, and (2) 35 days after the date of such Competing Permitted Bid, and (y) unless, at the time that such common shares are first taken up or paid for, more than 50% of the then outstanding common shares held by shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Redemption of Rights

Subject to prior consent of the holders of common shares, all (but not less than all) of the Rights may be redeemed by the Board at any time before a Flip-In Event occurs at a redemption price of $0.0001 per Right (subject to adjustment). In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan, the Company will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price. If the Rights are redeemed pursuant to the Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the “Flip-In” provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of common shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of common shares before the expiry of that first bid. The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire at the Expiration Time.

Amending Power

Except for amendments to correct clerical or typographical errors, shareholder (other than the Offeror and certain related parties) or Rights holder majority approval is required for supplements or amendments to the Rights Plan. In addition, any supplement or amendment to the Rights Plan will require the written concurrence of the Rights Agent and prior written consent of the TSXV.

Rights Agent

The Rights Agent under the Rights Plan is Computershare Trust Company of Canada.

Rights Holder not a Shareholder

Until a Right is exercised, the holders thereof as such will have no rights as a shareholder of the Company.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

Year Ended February 29, 2012

On January 11, 2012, we issued 41,666,425 units (each a “Unit”) pursuant to a private placement to 34 individuals/entities at a price of CAD$0.18 per Unit for total gross proceeds of CAD$7,499,956.50. Each Unit consists of one common share and one-half of one common share purchase warrant (each a “Warrant”). Each whole Warrant entitles the holder to purchase one additional common share (each a “Warrant Share”) at a price of CAD$0.20 per Warrant Share for a period of one year expiring on January 11, 2013. In connection with this private placement we paid finder’s fees of CAD$34,997.19 and 194,428 common share purchase warrants (each a “Finder’s Warrant”) to an entity in Ontario, Canada. Each Finder’s Warrant entitles the holder to purchase one common share of the Company (each a “Finder’s Warrant Share”) at a price of CAD$0.20 per Finder’s Warrant Share for a period of one year expiring on January 11, 2013. We relied on exemptions from registration under the Securities Act provided by Rule 506 of Regulation D and/or Section 4(2) for US purchasers as well as Regulation S for Canadian purchasers, based on representations and warranties provided by the purchasers of the Units in their respective subscription agreements entered into between each purchaser and the Company.

On May 17, 2011, we issued 1,000,000 common shares at a fair value of CAD$0.67 per share to Ringbolt Ventures Ltd., Wendy Walker Tibbetts and Joseph J. Hansen pursuant to an option agreement to acquire 100% of 15,994.32 acres of mineral exploration permits within the Holbrook Basin region of Arizona, USA. We relied on exemptions from registration under the Securities Act provided by Rule 506 of Regulation D and/or Section 4(2) for the US individuals as well as Regulation S for the Canadian entity for the issuance of such securities. In connection with this transaction we paid a finder’s fee of CAD$25,000 to an entity in British Columbia, Canada.

Year Ended February 28, 2011

On January 31, 2011, we issued 28,430,000 units (each a “Unit”) pursuant to a private placement to 60 individuals/entities at a price of CAD$0.25 per Unit for total gross proceeds of CAD$7,107,500. Each Unit consists of one common share and one common share purchase warrant (each a “Warrant”). Each Warrant entitles the holder to purchase one additional common share (each a “Warrant Share”) at a price of CAD$0.35 per Warrant Share for a period of two years expiring on January 31, 2013. We relied on exemptions from registration under the Securities Act provided by Rule 506 of Regulation D and/or Section 4(2) for US purchasers as well as Regulation S for Canadian and offshore purchasers, based on representations and warranties provided by the purchasers of the Units in their respective subscription agreements entered into between each purchaser and the Company. In connection with this private placement we paid a finder’s fee of CAD$29,250 to an entity in British Columbia, Canada.

On December 16, 2010, we issued 500,000 common shares at a fair value of CAD$0.26 per share to American Potash LLC pursuant to an option agreement to acquire 100% of the right, title and interest in five exploration permits within the Holbrook Basin region of Arizona, USA. We relied on exemptions from registration under the Securities Act provided by Rule 506 of Regulation D and/or Section 4(2) for the issuance of such securities.

On November 8, 2010, we issued 500,000 common shares at a fair value of CAD$0.08 per share to Mesa Uranium Corp. pursuant to an option agreement to acquire a 75% undivided interest in three exploration permits within the Holbrook Basin region of Arizona, USA. We relied on exemptions from registration under the Securities Act provided by Rule 506 of Regulation D and/or Section 4(2) for the issuance of such securities.

On November 8, 2010, we issued 5,000,000 common shares at a fair value of CAD$0.05 per share to Southwest Exploration, Inc. pursuant to an option agreement to purchase 100% of certain mining claims located in the Holbrook Basin region of Arizona, USA. We relied on exemptions from registration under the Securities Act provided by Rule 506 of Regulation D and/or Section 4(2) for the issuance of such securities.

On November 8, 2010, we issued 4,385,000 units (each a “Unit”) pursuant to a private placement to 9 individuals/entities at a price of CAD$0.05 per Unit for total gross proceeds of CAD$219,250. Each Unit consists of one common shares and one common share purchase warrant (each a “Warrant”). Each Warrant entitles the holder to purchase one additional common share (each a “Warrant Share”) at a price of CAD$0.10 per Warrant Share for a period of two years expiring on November 7, 2012. We relied on exemptions from registration under the Securities Act provided by Rule 506 of Regulation D and/or Section 4(2) for US purchasers as well as Regulation S for Canadian purchasers, based on representations and warranties provided by the purchasers of the Units in their respective subscription agreements entered into between each purchaser and the Company.

On November 8, 2010, we issued 13,636,363 units (each a “Unit”) pursuant to a private placement to four individuals/entities at a price of CAD$0.055 per Unit for total gross proceeds of CAD$750,000. Each Unit consists of one common share and one common share purchase warrant (each a “Warrant”). Each Warrant entitles the holder to purchase one additional common share (each a “Warrant Share”) at a price of CAD$0.10 per Warrant Share for a period of two years expiring on November 7, 2012. We relied on exemptions from registration under the Securities Act provided by Rule 506 of Regulation D for the three US purchasers as well as Regulation S for the offshore purchaser, based on representations and warranties provided by the purchasers of the Units in their respective subscription agreements entered into between each purchaser and the Company.

On June 29, 2010, we issued 4,960,476 units (each a “Unit”) pursuant to a private placement to 20 individuals/entities at a price of CAD$0.05 per Unit for total gross proceeds of CAD$248,023.80. Each Unit consists of one common share and one common share purchase warrant (each a “Warrant”). Each Warrant entitles the holder to purchase one additional common share (each a “Warrant Share”) at a price of CAD$0.10 per Warrant Share for a period of two years expiring on June 29, 2012. In connection with this private placement we paid finder’s fees of: (i) CAD$2,400 and 60,000 common share purchase warrants (each a “Finder’s Warrant”) to an entity in Ontario, Canada; (ii) CAD$4,000 and 100,000 Finder’s Warrants to an entity in British Columbia, Canada; and (iii) CAD$2,000 and 50,000 Finder’s Warrants to an entity in British Columbia, Canada. Each Finder’s Warrant entitles the holder to purchase one common share of the Company (each a “Finder’s Warrant Share”) at a price of CAD$0.10 per Finder’s Warrant Share for a period of two years expiring on June 29, 2012. We relied on exemptions from registration under the Securities Act provided by Rule 506 of Regulation D and/or Section 4(2) for US purchasers as well as Regulation S for Canadian and offshore purchasers, based on representations and warranties provided by the purchasers of the Units in their respective subscription agreements entered into between each purchaser and the Company.

Year Ended February 28, 2010

On October 1, 2009 we issued 2,681,000 common shares at a fair value of CAD$0.08 per share to Southwest Exploration, Inc. pursuant to an option agreement to purchase 100% of certain mining claims located in the Holbrook Basin region of Arizona, USA. We relied on exemptions from registration under the Securities Act provided by Rule 506 of Regulation D and/or Section 4(2) for the issuance of such securities.

On July 17, 2009, we issued 4,971,136 units (each a “Unit”) pursuant to a private placement to 30 individuals/entities at a price of CAD$0.11 per Unit for total gross proceeds of CAD$546,825. Each Unit consists of one common share and one common share purchase warrant (each a “Warrant”). Each Warrant entitles the holder to purchase one additional common share (each a “Warrant Share”) at a price of CAD$0.20 per Warrant Share for a period of one year expiring on July 17, 2010. We relied on exemptions from registration under the Securities Act provided by Rule 506 of Regulation D and/or Section 4(2) for US purchasers as well as Regulation S for Canadian and offshore purchasers, based on representations and warranties provided by the purchasers of the Units in their respective subscription agreements entered into between each purchaser and the Company. In connection with this private placement we paid a finder’s fee of: (i) $6,600 to an individual in British Columbia, Canada; (ii) $7,150 to an individual in the Dominican Republic; (iii) $4,697 to an entity in British Columbia, Canada; (iv) $2,607 to an entity in British Columbia, Canada; and (v) $20,625 to an entity in Hamilton, Bermuda.

On April 1, 2009 we issued 250,000 common shares at a fair value of CAD$0.11 per share as well as an option to purchase 1,000,000 shares of our common stock (each an “Option Share”) at a price of CAD$0.11 per Option Share having an expiry date of February 6, 2012 to Southwest Exploration, Inc. pursuant to an option agreement to purchase 100% of certain mining claims located in the Holbrook Basin region of Arizona, USA. We relied on exemptions from registration under the Securities Act provided by Rule 506 of Regulation D and/or Section 4(2) for the issuance of such securities. In connection with this transaction we paid a finder’s fee of CAD$28,754.12 to an individual in Grand Cayman, Cayman Islands.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Our authorized capital stock consists of an unlimited number of common shares without par value.

As at June 22, 2012, 170,973,707 shares of common stock were issued and outstanding. Holders of our common stock are entitled to vote at all meetings of shareholders, to receive dividends if, as and when declared by the directors and to participate pro rata in any distribution of property or assets upon our liquidation, winding-up or other dissolution. Our common stock carries no pre-emptive rights, conversion or exchange rights, redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring the holder of common stock to contribute additional capital and no restrictions on the issuance of additional securities by us. There are no restrictions on the repurchase or redemption of common stock by us except to the extent that any such repurchase or redemption would render us insolvent pursuant to the Business Corporations Act (British Columbia).

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The corporate laws of British Columbia and Part 21 of our corporate articles allow us to indemnify our directors, former directors, alternate director and their heirs and personal representatives against liability, provided (i) the director or officer was acting on our behalf in his or her official capacity as a director or officer and (ii) such director or officer conducted himself in good faith and believed his conduct was in, or not opposed to, our best interests (or in the case of any criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful). Indemnification permitted by these provisions is limited to reasonable expenses incurred in connection with the proceeding upon which liability is predicated, which includes the amount of any such liability actually imposed.

In addition, we currently maintain management liability insurance that covers any loss up to a certain amount that our directors and officers may become legally obligated to pay as a result of a claim for a wrongful act for which we do not indemnify the directors and officers, or covers any loss up to a certain amount that we indemnify our directors and officers as a result of a claim for a wrongful act.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Please see Item 15 for information on financial statements filed with this registration statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

For the fiscal years ended February 29, 2012 and February 28, 2011, we did not have any disagreement with our independent registered public accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 15. FINANCIAL STATEMENTS SCHEDULES AND EXHIBITS

Financial Statements

The following Consolidated Financial Statements are filed as part of this report.

Description	Page
Interim Consolidated Financial Statement of Passport Potash Inc. for the three months ended May 31, 2012
Consolidated Balance Sheet as at May 31, 2012 and February 29, 2012	80
Consolidated Statement of Operations for the three month periods ended May 31, 2012 and 2011 and from Inception of Exploration Stage (May 22, 2007) to May 31, 2012	81
Consolidated Statements of Stockholders’ Equity for the three month period ended May 31, 2012	82
Consolidated Statement of Cash Flows for the three month periods ended May 31, 2012 and 2011 and from Inception of Exploration Stage (May 22, 2007) to May 31, 2012	83
Notes to the Consolidated Financial Statements	84

Consolidated Financial Statements of Passport Potash Inc. for the year ended February 29, 2012
Report of Independent Registered Public Accounting Firm	92
Consolidated Balance Sheets as at February 29, 2012 and February 28, 2011	93
Consolidated Statement of Operations for the years ended February 29, 2012 and February 28, 2011 and from Inception of Exploration Stage (May 22, 2007) to February 29, 2012	94
Consolidated Statement of Stockholders’ Equity for the years ended February 29, 2012 and February 28, 2011	95
Consolidated Statement of Cash Flows for the years ended February 29, 2012 and February 28, 2011 and from Inception of Exploration Stage (May 22, 2007) to February 29, 2012	97
Notes to the Consolidated Financial Statements	98

Passport Potash Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in United States dollars - unaudited)

	Notes	May 31,	February 29,
		2012	2012
ASSETS
Current assets
Cash and cash equivalents		$5,603,541	$8,599,010
Receivables	4	20,961	47,075
Prepaid expenses		32,573	79,837
		5,657,075	8,725,922

Equipment	2	989	1,044
Unproven mineral properties	3	1,600,000	1,300,000
Long term deposit	3	475,000	225,000
Reclamation Deposits	3	15,000	15,000
		2,090,989	1,541,044

TOTAL ASSETS		$7,748,064	$10,266,966

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	4	$421,517	$522,649
Derivative liability	5	3,127,617	6,374,170
TOTAL LIABILITES		3,549,134	6,896,819

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock – Unlimited authorized without par value, 169,323,707 and 169,323,707 issued and outstanding at May 31, 2012 and February 29, 2012, respectively	6	31,286,606	31,286,606
Additional paid-in capital	6	11,134,867	11,052,223
Accumulated deficit		(13,514,818)	(13,514,818
Deficit accumulated during exploration stage		(24,707,725)	(25,453,864)
TOTAL STOCKHOLDERS’ EQUITY		4,198,930	3,370,147
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$7,748,064	$10,266,966

Commitments and contingencies (Notes 1 and 3)
Subsequent events (Note 7)

See accompanying notes to the consolidated financial statements	80

Passport Potash Inc.
(An Exploration Stage Company)
Consolidated statements of operations
(Expressed in United States dollars - unaudited)

				For the period
				May 22, 2007
		Three month periods ended		(Inception of
		May 31,	May 31,	Exploration Stage)
	Note	2012	2011	to May 31, 2012

Operating Expenses
Administration	4	$4,501	$-	$846,005
Advertising		210,957	184,635	1,375,337
Business development		193,229	36,464	604,596
Consulting fees	4	178,268	426,061	7,438,874
Depreciation	2	55	71	2,052
Foreign exchange (gain) loss		305,881	(28,308)	263,593
Investor relations		121,272	390,333	1,100,025
Management fees	4	171,001	402,247	2,784,338
Mineral property impairment		-	-	652,784
Mineral property option payments and exploration costs	3,4	1,236,025	2,868,902	12,494,294
Office and miscellaneous		17,251	8,699	204,795
Professional fees		73,725	21,928	631,135
Property investigation costs		-	-	24,483
Transfer agent and filing fees		2,443	20,634	285,645
Net loss before other items		(2,514,608)	(4,331,636)	(28,707,956)
Other items
Change in derivative liability	5	3,246,553	8,065,786	3,807,903
Interest income		14,194	-	76,691
Loss on debt settlement		-	-	(37,488)
Other income		-	-	153,125
		3,260,747	8,065,786	4,000,231

Net profit (loss)		$746,139	$3,737,150	$(24,707,725)

Earnings (Loss) per share – basic		$0.00	$0.03

Earnings per share – dilutive		$0.00	$0.02
Weighted average number of shares outstanding during the year – basic		169,323,707	121,764,488
Weighted average number of shares outstanding during the year – dilutive		207,646,399	160,608,483

See accompanying notes to the consolidated financial statements	81

Passport Potash Inc.
(An Exploration Stage Company)
Consolidated statements of stockholders’ equity
(Expressed in United States dollars - unaudited)

	Common Stock
					Accumulated
					Deficit During
	Number of		Additional	Accumulated	Exploration
	shares	Amount	Paid-in Capital	Deficit	Stage	Total
Balance at February 29, 2012	169,323,707	$31,286,606	$11,052,223	$(13,514,818)	$(25,453,864)	$3,370,147
Net profit	-	-	-	-	746,139	746,139
Stock-based compensation	-	-	82,644	-	-	82,644

Balance at May 31, 2012	169,323,707	$31,286,606	$11,134,867	$(13,514,818)	$(24,707,725)	$4,198,930

See accompanying notes to the consolidated financial statements	82

Passport Potash Inc.
(An Exploration Stage Company)
Consolidated statements of cash flows
(Expressed in United States dollars - unaudited)

			Cumulative from
			May 22, 2007
	Three month periods ended		(Inception of
	May 31,	May 31,	Exploration Stage) to
	2012	2011	May 31, 2012

Operating activities
Net Profit (loss)	$746,139	$3,737,150	$(24,707,725)
Adjustments for:
Depreciation	55	71	2,052
Fair value adjustment on warrants	(3,246,553)	(8,065,786)	(3,807,903)
Foreign exchange	-	-	(256,260)
Loss on debt settlement	-	-	37,488
Mineral property option payments	-	669,384	1,462,775
Other income	-	-	(138,474)
Stock-based compensation	82,644	1,249,974	10,976,041
Changes in non-cash working capital items:
Receivables	26,114	(17,870)	(20,961)
Prepaid expenses	47,264	(313)	(30,471)
Trade payables and accrued liabilities	(101,132)	55,978	392,616
Net cash flows used in operating activities	(2,670,469)	(2,371,412)	(16,090,822)

Investing activities
Reclamation deposits	-	-	(15,000)
Long term deposits	(250,000)	-	(475,000)
Mineral property acquisition costs	(300,000)	-	(1,600,000)
Net cash flows used in investing activities	(525,000)	-	(2,090,000)

Financing activities
Proceeds on issuance of common shares - net of
share issue costs	-	258,550	23,784,363
Net cash flows from financing activities	-	258,550	23,784,363
(Decrease) increase in cash and cash equivalents	(2,995,469)	(2,112,862)	5,603,541
Cash and cash equivalents, beginning	8,599,010	10,719,413	-

Cash and cash equivalents, ending	$5,603,541	$8,606,551	$5,603,541

Supplemental disclosures:
Cash paid for:
Income tax	$-	$-
Interest	$-	$-

Cash and cash equivalents consist of:
Cash at bank	$772,041	$8,606,551
Guaranteed investment certificates	4,831,500	-
	$5,603,541	$8,606,551

See accompanying notes to the consolidated financial statements	83

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the three month period ended May 31, 2012

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Passport Potash Inc. (the “Company”) was incorporated on August 11, 1987 under Part 1A of the Quebec Companies Act. On May 4, 2011, the Company continued its corporate jurisdiction from the province of Quebec to the province of British Columbia, Canada, effective April 26, 2011. The Company is engaged in the acquisition and exploration of mineral properties. The Company has not determined whether its properties contain mineral reserves that are economically recoverable.

The unaudited consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X. They do not include all information and notes required by generally accepted accounting principles for complete financial statements. However, except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial for the year ended February 29, 2012. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended May 31, 2012, are not necessarily indicative of the results that may be expected for any other interim period or the entire year. For further information, these unaudited consolidated financial statements and the related notes should be read in conjunction with the Company’s audited consolidated financial statements for the year ended February 29, 2012 included in the Company’s Form 10 registration statement.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As of May 31, 2012, the Company has not achieved profitable operations and has an accumulated a deficit. Continuation as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet obligations and pay it liabilities arising from normal business operations when they come due and ultimately up on its ability to achieve profitable operations. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial that the Company will be able to continue as a going concern. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Management intends to obtain additional funding by borrowing funds from its directors and officers, issuing promissory notes and/or a private placement of common stock.

NOTE 2 – EQUIPMENT

Equipment
Cost:
At February 29, 2012	$34,527
At May 31, 2012	$34,527
Depreciation:
At February 29, 2012	$33,483
Charge for the period	55
At May 31, 2012	$33,538
Net book value:
At February 29, 2012	$1,044
At May 31, 2012	$989

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the three month period ended May 31, 2012

NOTE 3 – UNPROVEN MINERAL PROPERTIES

Holbrook Basin Project

	May 31, 2012	Additions	February 29, 2012
Property acquisition costs
Cash paid for properties	$1,600,000	$300,000	$1,300,000
Balance, ending	$1,600,000	$300,000	$1,300,000
Mineral property option payments and exploration costs
Costs incurred:
Assay	$73,319	$-	$73,319
Drilling and related costs	6,062,705	848,296	5,214,409
Geological consulting	1,432,006	118,907	1,313,099
License and filing	126,233	26,830	99,403
Option payments	2,727,033	63,970	2,663,063
Project administration	1,168,735	178,022	990,713
Balance, ending	$11,590,031	$1,236,025	$10,354,006

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the three month period ended May 31, 2012

NOTE 3 – UNPROVEN MINERAL PROPERTIES

The Company acquired mineral claims in the Holbrook Basin Project through the following agreements:

Southwest Exploration Property, Arizona

On September 30, 2008, as amended, the Company entered into an option agreement to purchase an undivided 100% of certain mining claims located in the Holbrook Basin region of Arizona, USA, for the following considerations:

a)	$100,000 on execution of the agreement (paid);
b)	1,000,000 options (issued) upon receipt of TSX-V approval of the agreement;
c)	$125,000 ninety days following issuance of a drilling permit from the Arizona State Land Department (paid);
d)	250,000 shares on April 1, 2009 (issued with a fair value of $26,988);
e)	2,681,000 shares on October 1, 2009 (issued with a fair value of $217,064);
f)	5,000,000 shares on November 1, 2010 (issued with a fair value of $262,274);
g)	$350,000 six months following TSX-V approval of the issuance of 5,000,000 shares (paid);
h)	Funding of US$200,000 in exploration expenditures pursuant to the completion of a NI 43-101 technical report (completed);
i)	250,000 shares upon completion of a NI 43-101 technical report after drilling (issued subsequent to May 31, 2012); and
j)

The Optionor shall retain a 1% Net Smelter Royalty (“NSR”). The Company has the right to purchase the 1% NSR for $ 1 Million. During the year ended February 29, 2012, the Company purchased the 1% NSR for $1 million.

The Company now has a 100% interest, with no NSR, in the Southwest Exploration Property.

At May 31, 2012, the Company had a reclamation bond of $15,000 (February 29, 2012: $15,000) for work done on the Southwest Exploration Property.

Twin Buttes Ranch, Arizona

On August 28, 2009, as amended, the Company entered into a four year lease with an option to purchase private deeded land within the Holbrook Basin. Under the terms of the agreement the Company can earn a 100% undivided interest in the deeded land and sub-surface mineral rights by making lease payments totaling $500,000 over four years and, upon exercising its option to purchase, by paying $20,000,000 for the entire Twin Butte Ranch including all sub-surface mineral rights except those pertaining to oil and gas, petrified wood and geothermal resources. There are no royalties associated with the sub-surface mineral rights.

Details of the payments under the agreement are as follows:

a)	A payment of $50,000 and $10,000 legal costs on or before November 26, 2009 (paid);
b)	A payment of $25,000 on September 17, 2010 (paid);
c)	A payment of $75,000 on December 1, 2010 (paid);
d)	A payment of $150,000 on August 28, 2011 (paid); and
e)	A payment of US$200,000 on August 28, 2012.

Upon exercising its option to purchase the entire Twin Buttes Ranch, the Company must deliver a certified cheque in the amount of US$1,000,000 on or before 5pm (Arizona time), August 28, 2013 (the option expiry date), followed by a payment of US$ 19,000,000 within thirty days.

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the three month period ended May 31, 2012

NOTE 3 – UNPROVEN MINERAL PROPERTIES (Cont’d)

Twin Buttes Ranch, Arizona (cont’d)

The lease agreement and purchase option will expire on August 28, 2013 or such other time as is mutually acceptable and agreed to in writing by both parties.

Fitzgerald Ranch, Arizona

On May 7, 2012, the Company entered into an agreement to acquire the Fitzgerald Ranch which lies directly adjacent to the Twin Buttes Ranch for $15,000,000. At May 31, 2012 the Company had paid $475,000 (February 29, 2012: $225,000) as a deposit towards this purchase. The closing of the sale is to take place on December 18, 2012.

American Potash LLC, Arizona

On November 12, 2010, the Company entered into an option agreement to acquire 100% of the right, title and interest in five exploration permits within the Holbrook basin for the following considerations:

a)	500,000 shares of the Company to be issued on the earlier of December 15, 2010 or within five business days of the TSX-V acceptance date (issued with a fair value of $130,444);
b)	Three cash payments of $30,000 each with 12, 18, and 24 months of the acceptance date ($30,000 paid during the year ended February 29, 2012 and $60,000 paid during March, 2012); and
c)	All taxes assessed against the property and minimum exploration work to keep the claims in good standing.

The Company exercised its option and also purchased the 2% NSR during March, 2012 for $300,000.

Mesa Uranium, Arizona

On August 31, 2010, the Company entered into an agreement to acquire 100% undivided interest in three exploration permits within the Holbrook basin for the following considerations:

a)	500,000 shares of the Company upon TSX-V approval (issued with a fair value of $40,625);
b)	$20,000 within 90 days of the completion of next financing after the agreement date (paid);
c)	Minimum exploration expenditures of $19,518 in 2010 as required by the Arizona State Land Department (completed); and
d)	Maximum available assessment work credits or payments in lieu of the minimum requirements to keep the claims in good standing.

On completion of all terms above, the Company shall have earned a 75% interest and title of the permits shall be transferred to the Company (completed). The Company can purchase the remaining 25% interest by paying $100,000 cash, share equivalent or work expenditures (completed). The property is subject to a 2% NSR and the Company can purchase the NSR at the price of $300,000 for the full 2%. During the year ended February 29, 2012, the Company purchased the 2% NSR for $300,000.

The Company now has a 100% interest, with no NSR, in the Mesa property.

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the three month period ended May 31, 2012

NOTE 3 – UNPROVEN MINERAL PROPERTIES (Cont’d)

Ringbolt Property, Arizona

On March 28, 2011 the Company entered into an option agreement to acquire 90% undivided legal and beneficial interest in and to the Ringbolt Property free and clear of all encumbrances in exploration leases for the following considerations:

a)	$50,000 upon execution of this agreement (paid);
b)	$250,000 upon TSX-V approval on May 17, 2011 and 1,000,000 common shares (issued with a fair value of $669,384);
c)	Minimum exploration expenditures within 1 year of TSX-V approval of $500,000;
d)	On or before the first anniversary of TSX-V approval $350,000 and 1,400,000 common shares;
e)	Minimum exploration expenditures within first year of first anniversary of TSX-V approval of $750,000;
f)	$350,000 upon 2nd anniversary of TSX-V approval and 1,600,000 common shares; and
g)	Minimum exploration expenditures within 1 year of 2nd anniversary of TSX-V approval of $1,000,000.

On completion of all terms above, the Company shall have earned a 90% interest and title of the permits shall be transferred to the Company. Upon exercise of the option agreement, the Company shall be deemed to be granted an option to purchase the remaining 10% interest in the property for the payment of $5,000,000.

The Company paid a finder’s fee of $25,825 to a third party in connection with this option agreement.

The Company became the subject to a civil action in the Third Judicial District court, Salt Lake County, State of Utah in connection with the Ringbolt Property option agreement. The optionors are seeking payment of $350,000, 1,400,000 of the Company’s shares and $20,716 in expenses related to the property, alternatively damages of $644,000. The Company did not make the required payment and did not issue the shares to the optionors as it contends that the optionors are in default of the option agreement. The Company has counter claimed for specific performance under the option agreement and has paid the $350,000 and issued the 1,400,000 shares to the Utah court.

NOTE 4 – RELATED PARTY TRANSACTIONS

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	May 31,	February 29,
	2012	2012
Company’s controlled by Directors of the Company (i)	$74,669	$19,683
Company’s controlled by Directors of the Company (ii)	-	15,812
	$74,669	$35,495

(i)	These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(ii)	The amount is unsecured, bears a monthly interest rate of 1.5% and has no fixed terms of repayment.

The following amounts due from related parties are included in receivables:

	May 31,	February 29,
	2012	2012
Company’s controlled by Directors of the Company (i)	$10,823	$-

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the three month period ended May 31, 2012

(i)	These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

NOTE 4 – RELATED PARTY TRANSACTIONS (Cont’d)

Related party transactions

The Company incurred the following transactions with directors, officers and companies that are controlled by directors and officers of the Company.

	Three month period ended
	May 31,	May 31,
	2012	2011
Administration	$4,501	$-
Consulting	114,529	23,953
Management fees	96,001	41,320
Mineral property option payments and exploration costs	125,555	-
	$340,586	$65,273

NOTE 5 – DERIVATIVE LIABILITY

	May 31,	February 29,
	2012	2012
Balance, beginning	$6,374,170	$26,589,856
Fair value of warrants issued	-	3,668,077
Fair value of warrants exercised	-	(1,674,607)
Change in derivative liability	(3,246,553)	(22,209,156)
Balance, ending	$3,127,617	$6,374,170

The derivative liability consists of the fair value of share purchase warrants that were issued in unit private placements that have an exercise price in a currency (Canadian dollars) other than the functional currency of the Company. The derivative liability is a non-cash liability and the Company is not required to expend any cash to settle this liability.

Details of these warrants and their fair values are as follows:

		May 31, 2012		February 29, 2012
	Exercise Price	Number		Number
	($CDN)	Outstanding	Fair Value	Outstanding	Fair Value
July 17, 2009	$0.20	-	$-	-	$-
June 29, 2010	$0.10	1,713,156	182,284	1,713,156	312,520
November 8, 2010	$0.10	7,924,545	866,614	7,924,545	1,488,100
January 31, 2011	$0.35	20,070,000	688,371	20,070,000	1,764,212
January 11, 2012	$0.20	20,833,204	1,390,348	20,833,204	2,809,338
		50,540,905	$3,127,617	50,540,905	$6,374,170

The fair value of the share purchase warrants were calculated using the Black-Scholes valuation model and the following assumptions: Expected dividend yield – 0% (February 29, 2012: 0%); Expected stock price volatility –80%-102% (February 29, 2012: 102%-109%); Risk-free interest rate – 0.96% -0.98% (February 29, 2012: 0.93% -0.95%); Expected life of share purchase warrants – 0.08 - 0.67 years (February 29, 2012: 0.33 -0.92 years).

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the three month period ended May 31, 2012

NOTE 6 – COMMON STOCK

Common shares

During the period ended May 31, 2012, the Company did not issue any common shares.

Stock options

The changes in options during the three month period ended May 31, 2012 are as follows:

	Three month period ended
	May 31, 2012
		Weighted
		average
		exercise
	Number of	price
	options	(CDN$)
Options outstanding, February 29, 2012	16,811,892	$0.32
Options granted	-	-
Options exercised	-	-
Options cancelled	-	-
Options outstanding, May 31, 2012	16,811,892	$0.32

Options exercisable, May 31, 2012	16,649,392	$0.31

Details of options outstanding as at May 31, 2012 are as follows:

Number of	Exercise price	Weighted Average
Options	CDN$	Remaining Life	Expiry date
150,000	0.10	0.03 years	October 25, 2012
348,750	0.10	0.07 years	November 16, 2015
1,531,500	0.32	0.33 years	January 10, 2016
5,777,000	0.20	1.27 years	February 11, 2016
1,321,500	0.20	0.30 years	March 3, 2016
1,826,000	0.59	0.44 years	June 21, 2016
1,690,500	0.42	0.43 years	September 12, 2016
4,166,642	0.38	1.15 years	January 20, 2017
16,811,892		4.02 years

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the three month period ended May 31, 2012

NOTE 6 – COMMON STOCK (Cont’d)

Share purchase warrants

The changes in share purchase warrants during the three month period ended May 31, 2012 are as follows:

Number of warrants
Balance, February 29, 2012	50,800,333
Issued	-
Exercised	-

Balance, May 31, 2012	50,800,333

Details of the share purchase warrants outstanding as at May 31, 2012 are as follows:

Number of	Exercise price	Weighted Average
warrants	CDN$	Remaining Life	Expiry Date
1,778,156	0.10	0.00 years	June 29, 2012
7,924,545	0.10	0.07 years	November 8, 2012
21,027,632	0.20	0.25 years	January 11, 2013
20,070,000	0.35	0.27 years	January 31, 2013
50,800,333		0.59 years

NOTE 7 – SUBSEQUENT EVENTS

(a)	Subsequent to May 31, 2012, the Company issued 250,000 shares as option payments for the Southwest Exploration Property (Note 3).

(b)	Subsequent to May 31, 2012, the Company issued 1,778,156 shares upon the exercise of warrants at $0.10 per warrant, for cash proceeds of $177,816.

(c)

On July 27, 2012 the Company entered into a Joint Exploration Agreement in which the Company will assign 50% of their interest in certain permits within the Holbrook Basin Project to HNZ Potash, LLC (“HNZ”). In return, HNZ will reimburse the Company for 50% of mineral exploration costs previously incurred on the permits and will be liable for 50% of the future costs relating to the permits.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Passport Potash Inc.:

We have audited the accompanying consolidated balance sheets of Passport Potash Inc. (the “Company”) (an exploration stage company) as at February 29, 2012 and February 28, 2011 and the related consolidated statements of operations, stockholders’ deficit and cash flows for the years then ended and the period from May 22, 2007 (inception of exploration stage) to February 29, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2012 and February 28, 2011 and the results of its operations and its cash flows for the years then ended and for the period from May 22, 2007 (inception of exploration stage) to February 29, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated significant revenues since inception, has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
June 28, 2012

Passport Potash Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in United States dollars)

	Notes	February 29,		February 28,
		2012		2011
ASSETS
Current assets
Cash and cash equivalents			$
		$8,599,010		10,719,413
Receivables		47,075		25,670
Prepaid expenses		79,837		59,473
		8,725,922		10,804,556

Equipment	3	1,044		1,322
Unproven mineral properties	4	1,300,000		-
Long term deposit	4	225,000		-
Reclamation Deposits	4	15,000		14,394
		1,541,044		15,716
			$
TOTAL ASSETS		$10,266,966		10,820,272

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	5	$522,649		$433,778
Derivative liability	8	6,374,170		26,589,856
TOTAL LIABILITES		6,896,819		27,023,634

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock – Unlimited authorized without par value, 169,323,707 and 121,453,532 issued and outstanding at February 29, 2012 and February 28, 2011, respectively	6	31,286,606		24,315,381
Additional paid-in capital		11,052,223		6,955,598
Accumulated deficit		(13,514,818)		(13,514,818)
Deficit accumulated during exploration stage		(25,453,864)		(33,959,523)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)		3,370,147		(16,203,362)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)		$10,266,966		$10,820,272

Commitments and contingencies (Notes 1 and 4)
Subsequent events (Note 10)

See accompanying notes to the consolidated financial statements	93

Passport Potash Inc.
(An Exploration Stage Company)
Consolidated statement of operations
(Expressed in United States dollars)

		Year ended		For the period May
				22, 2007 (Inception
				of Exploration
				Stage) to February
		February 29,	February 28,	29, 2012
	Note	2012	2011
Operating Expenses
Administration	5	215,687	525,450	816,672
Advertising		1,028,472	131,284	1,164,380
Business development		411,367	-	411,367
Consulting fees	5	2,783,987	3,731,814	7,260,606
Depreciation	3	278	339	1,997
Foreign exchange (gain) loss		198,974	(194,296)	(42,288)
Investor relations		487,996	437,102	978,753
Management fees	5	1,088,541	1,325,840	2,613,337
Mineral property impairment		-	-	652,784
Mineral property option payments and exploration costs	4,5	7,286,863	2,790,910	11,258,269
Office and miscellaneous		59,905	41,479	187,544
Professional fees		253,380	101,803	557,410
Property investigation costs		24,483	-	24,483
Rent	5	-	7,024	24,832
Transfer agent and filing fees		79,186	99,650	283,202
Net loss before other items		(13,919,119)	(8,998,399)	(26,193,348)
Other items
Change in derivative liability	8	22,209,156	(22,172,944)	561,350
Interest income		62,497	-	62,497
Loss on debt settlement	6	-	(37,488)	(37,488)
Other income		153,125	-	153,125
		22,424,778	(22,210,432)	739,484
Net profit (loss)		$8,505,659	$(31,208,831)	$(25,453,864)

Earnings (Loss) per share – basic		$0.06	$(0.65)

Earnings per share – dilutive		$0.05	$-
Weighted average number of shares outstanding during the year – basic		131,524,259	48,048,430
Weighted average number of shares outstanding during the year – dilutive		155,786,958	-

See accompanying notes to the consolidated financial statements	94

Passport Potash Inc.
(An Exploration Stage Company)
Consolidated statement of stockholders’ equity
(Expressed in United States dollars)

	Common Stock
					Accumulated
					Deficit During
	Number of		Additional	Accumulated	Exploration
	shares	Amount	Paid-in Capital	Deficit	Stage	Total
Balance at May 22, 2007 (Inception of exploration stage)	11,029,389	$12,909,530	$28,190	$(13,514,818)	$-	$(577,098)
Net loss	-	-	-	-	(639,925)	(639,925)
Shares issued for cash – private placement	10,246,398	982,322	-	-	-	982,322
Shares issued for cash – warrant exercise	2,800,000	294,325	-	-	-	294,325
Shares issued to acquire unproven mineral properties	300,000	34,402	-	-	-	34,402
Shares issued for cash – option exercise	621,000	47,474	-	-	-	47,474
Stock-based compensation	-	-	267,286	-	-	267,286
Balance at February 28, 2008	24,996,787	14,268,053	295,476	(13,514,818)	(639,925)	408,786
Net loss	-	-	-	-	(1,114,326)	(1,114,326)
Shares issued to acquire unproven mineral properties	225,000	81,504	-	-	-	81,504
Shares issued for cash – warrant exercise	5,557,738	670,195	-	-	-	670,195
Share issue costs	100,000	(48,680)	61,578	-	-	12,898
Stock-based compensation	-	-	174,784	-	-	174,784
Balance at February 28, 2009	30,879,525	14,971,072	531,838	(13,514,818)	(1,754,251)	233,841
Net loss	-	-	-	-	(996,441)	(996,441)
Shares issued for cash – private placement	4,971,136	491,933	-	-	-	491,933
Transfer to derivative liability – warrants issued	-	(359,669)	-	-	-	(359,669)
Share issue costs – cash	-	(37,654)	-	-	-	(37,654)
Share issue costs - warrants issued to finders	-	(26,505)	26,505	-	-	-
Cancelled shares	(106)	-	-	-	-	-
Shares issued to acquire unproven mineral properties	2,931,000	244,142	-	-	-	244,142
Stock-based compensation	-	-	170,281	-	-	170,281
Balance at February 28, 2010	38,781,555	$15,283,319	$728,624	$(13,514,818)	$(2,750,692)	$(253,567)

See accompanying notes to the consolidated financial statements	95

Passport Potash Inc.
(An Exploration Stage Company)
Consolidated statement of stockholders’ equity
(Expressed in United States dollars)

	Common Stock
					Accumulated
					Deficit During
	Number of		Additional	Accumulated	Exploration
	shares	Amount	Paid-in Capital	Deficit	Stage	Total
Balance at February 28, 2010	38,781,555	$15,283,319	$728,624	$(13,514,818)	$(2,750,692)	$(253,567)
Net loss	-	-	-	-	(31,208,831)	(31,208,831)
Shares issued for cash – private placement	51,411,839	8,389,473	-	-	-	8,389,473
Transfer to derivative liability – warrants issued	-	(9,688,049)	-	-	-	(9,688,049)
Share issue costs - cash	-	(121,888)	-	-	-	(121,888)
Share issue costs – warrants issued to finders	-	(9,853)	9,853	-	-	-
Shares issued to acquire unproven mineral properties	6,000,000	433,343	-	-	-	433,343
Shares issued for cash – option exercise	5,686,000	752,110	-	-	-	752,110
Shares issued for cash – warrant exercise	19,574,138	3,988,062	-	-	-	3,988,062
Transfer from derivative liability – warrants exercised	-	5,288,864	-	-	-	5,288,864
Stock-based compensation	-	-	6,217,121	-	-	6,217,121
Balance at February 28, 2011	121,453,532	24,315,381	6,955,598	$(13,514,818)	(33,959,523)	(16,203,362)
Net profit	-	-	-	-	8,505,659	8,505,659
Shares issued for cash – private placement	41,666,425	7,537,877	-	-	-	7,537,877
Transfer to derivative liability – warrants issued	-	(3,668,077)	-	-	-	(3,668,077)
Share issue costs - cash	-	(67,336)	-	-	-	(67,336)
Share issue costs – warrants issued to finders	-	(32,700)	32,700	-	-	-
Shares issued to acquire unproven mineral properties	1,000,000	669,384	-	-	-	669,384
Shares issued for cash – option exercise	2,928,750	538,365	-	-	-	538,365
Shares issued for cash – warrant exercise	2,275,000	319,105	-	-	-	319,105
Transfer from derivative liability – warrants exercised	-	1,674,607	-	-	-	1,674,607
Stock-based compensation	-	-	4,063,925	-	-	4,063,925
Balance at February 29, 2012	169,323,707	$31,286,606	$11,052,223	$(13,514,818)	$(25,453,864)	$3,370,147

See accompanying notes to the consolidated financial statements	96

Passport Potash Inc.
(An Exploration Stage Company)
Consolidated statements of cash flows
(Expressed in United States dollars)

		Year ended

			Cumulative from
			May 22, 2007
			(Inception of
	February 29,	February 28,	Exploration Stage) to
	2012	2011	February 29, 2012

Operating activities
Profit (Loss) for the year	$8,505,659	$(31,208,831)	$(25,453,864)
Adjustments for:
Depreciation	278	339	1,997
Fair value adjustment on warrants	(22,209,156)	22,172,944	(561,350)
Foreign exchange	-	-	(256,260)
Loss on debt settlement	-	37,488	37,488
Mineral property option payments	669,384	433,343	1,462,775
Other income	(138,474)	-	(138,474)
Stock-based compensation	4,063,925	6,217,121	10,893,397
Changes in non-cash working capital items:
Receivables	(21.405)	(25,670)	(47,075)
Prepaid expenses	(20,364)	(59,473)	(77,735)
Trade payables and accrued liabilities	227,345	134,645	493,748
Net cash flows used in operating activities	(8,922,808)	(2,298,094)	(13,645,353)

Investing activities
Reclamation deposits	(606)	9,596	(15,000)
Long term deposits	(225,000)	-	(225,000)
Mineral property acquisition costs	(1,300,000)	-	(1,300,000)
Net cash flows (used in) from investing activities	(1,525,606)	9,596	(1,540,000)

Financing activities
Proceeds on issuance of common shares - net of share issue costs	8,328,011	13,007,757	23,784,363
Net cash flows from financing activities	8,328,011	13,007,757	23,784,363
(Decrease) increase in cash and cash equivalents	(2,120,403)	10,719,259	8,599,010
Cash and cash equivalents, beginning	10,719,413	154	-

Cash and cash equivalents, ending	$8,599,010	$10,719,413	$8,599,010

Supplemental disclosures:
Cash paid for:
Income tax	$-	$-
Interest	$-	$-

Cash and cash equivalents consist of:
Cash at bank	$5,355,490	$10,719,413
Guaranteed investment certificates	3,243,520	-
	$8,599,010	$10,719,413
See Note 9 for non cash transactions.

See accompanying notes to the consolidated financial statements	97

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the years ended February 29, 2012 and February 28, 2011

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Passport Potash Inc. (the “Company”) was incorporated on August 11, 1987 under Part 1A of the Quebec Companies Act. On May 4, 2011, the Company continued its corporate jurisdiction from the province of Quebec to the province of British Columbia, Canada, effective April 26, 2011. The Company is engaged in the acquisition and exploration of mineral properties. The Company has not determined whether its properties contain mineral reserves that are economically recoverable.

The Company’s consolidated financial statements are prepared on a going concern basis in accordance with US generally accepted accounting principles (“GAAP”) which contemplates the realization of assets and discharge of liabilities and commitments in the normal course of business. The Company is in the exploration stage. It has not generated operating revenues to date, and has accumulated losses of $38,968,682 since inception. The Company has funded its operations through the issuance of capital stock and debt. Management plans to raise additional funds through equity and/or debt financings. There is no certainty that further funding will be available as needed. These factors raise substantial doubt about the ability of the Company to continue operating as a going concern. The Company’s ability to continue its operations as a going concern, realize the carrying value of its assets, and discharge its liabilities in the normal course of business is dependent upon its ability to raise new capital sufficient to fund its commitments and ongoing losses, and ultimately on generating profitable operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with US GAAP, and are expressed in United States dollars (“USD”). The Company has not produced revenues from its principal business and is an exploration stage company as defined by “Accounting and Reporting by Development Stage Enterprises.” These financial statements include the accounts of the Company and its wholly owned subsidiary, PPI Holding Corporation. All intercompany transactions and balances have been eliminated.

Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain of the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The Company regularly evaluates estimates and assumptions. The Company bases its estimates and assumptions on current facts, historical experience and various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected. The most significant estimates with regard to these financial statements relate to carrying values of unproven mineral properties, determination of fair values of stock based transactions and derivative liability, and deferred income tax rates.

Long Lived Assets

The carrying value of long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the years ended February 29, 2012 and February 28, 2011

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Asset Retirement Obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs an obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The estimated fair value of the asset retirement obligation is based on the current cost escalated at an inflation rate and discounted at a credit adjusted risk-free rate. This liability is capitalized as part of the cost of the related asset and amortized over its useful life. The liability accretes until the Company settles the obligation. To date the Company has not incurred any measurable asset retirement obligations.

Fair Value of Financial Instruments

The estimated fair values for financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair value of cash and cash equivalents, receivables, trade payable approximates their carrying value due to their short-term nature.

Foreign Currency Translation and Transaction

The functional currency for the Company is USD. The Company translates assets and liabilities to USD using year-end exchange rates, translates unproved mineral properties and equipment using historical exchange rates, and translates expenses using average exchange rates during the period. Exchange gains and losses arising from the translation of foreign entity financial statements are included in current operations.

Income Taxes

Income taxes are determined using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes that date of enactment. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

The Company accounts for uncertainty in income taxes by applying a two-step method. First, it evaluates whether a tax position has met a more likely than not recognition threshold, and second, it measures that tax position to determine the amount of benefit, if any, to be recognized in the financial statements. The application of this method did not have a material effect on the Company's financial statements.

Loss per Share

The Company presents both basic and diluted loss per share (“LPS”) on the face of the statements of operations. Basic LPS is computed by dividing net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted LPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method. Diluted LPS excludes all dilutive potential shares if their effect is anti-dilutive.

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the years ended February 29, 2012 and February 28, 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Unproven Mineral Properties

Realization of the Company's investment in and expenditures on unproven mineral properties is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral properties. To the best of its knowledge the Company believes all of its unproved mineral interests are in good standing and that it has title to all of these mineral interests.

The Company classifies its mineral rights as tangible assets and accordingly acquisition costs are capitalized as mineral property costs. Mineral exploration costs are expensed as incurred until commercially mineable deposits are determined to exist within a particular property.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.

Stock Options and Other Share-Based Compensation

The Company accounts for Stock-Based Compensation under ASC 718 “Compensation - Stock Compensation”, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. ASC 718-10 requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized.

The Company accounts for stock-based compensation awards to non-employees in accordance with ASC 505-50, Equity-Based Payments to Non-Employees. Under ASC 505-50, the Company determines the fair value of the warrants or stock-based compensation awards granted as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Any stock options or warrants issued to non-employees are recorded in expense and additional paid-in capital in shareholders' equity/(deficit) over the applicable service periods using variable accounting through the vesting dates based on the fair value of the options or warrants at the end of each period.

The value of the common stock is measured at the earlier of (i) the date at which a firm commitment for performance by the counterparty to earn the equity instruments is reached or (ii) the date at which the counterparty's performance is complete.

Recently Adopted Accounting Guidance

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. It does not expect the adoption of these pronouncements to have a material impact on its financial position, results of operations or cash flows.

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the years ended February 29, 2012 and February 28, 2011

NOTE 3 – EQUIPMENT

	Equipment	Total
Cost:
At March 1, 2010	$34,527	$34,527
At February 28, 2011	34,527	34,527
At February 29, 2012	$34,527	$34,527
Depreciation:
At March 1, 2010	$32,866	$32,866
Charge for the period	339	339
At February 28, 2011	33,205	33,205
Charge for the period	278	278
At February 29, 2012	$33,483	$33,483
Net book value:
At February 28, 2011	$1,322	$1,322
At February 29, 2012	$1,044	$1,044

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the years ended February 29, 2012 and February 28, 2011

NOTE 4 – UNPROVEN MINERAL PROPERTIES

Holbrook Basin Project

	March 1, 2010	Additions	February 28, 2011	Additions	February 29, 2012
Property acquisition costs
Cash paid for property	$-	$-	$-	$1,300,000	$1,300,000
Balance, end of year	$-	$-	$-	$1,300,000	$1,300,000
Option payments and exploration costs
Costs incurred during year:
Assay	$-	$-	$-	$73,319	$73,319
Drilling and related costs	597,715	867,298	1,465,013	3,749,396	5,214,409
Geological consulting	-	276,922	276,922	1,036,177	1,313,099
License and filing	-	-	-	99,403	99,403
Option payments	582,781	905,073	1,487,854	1,175,209	2,663,063
Project administration	-	293,011	293,011	697,702	990,713
Balance, end of year	$1,180,496	$2,342,304	$3,522,800	$6,831,206	$10,354,006

NOTE 4 – UNPROVEN MINERAL PROPERTIES

The Company acquired mineral claims in the Holbrook Basin Project through the following agreements:

Holbrook Basin Property, Arizona

On September 30, 2008, as amended, the Company entered into an option agreement to purchase an undivided 100% of certain mining claims located in the Holbrook Basin region of Arizona, USA, for the following considerations:

a)	$100,000 on execution of the agreement (paid);
b)	1,000,000 options (issued) upon receipt of TSX-V approval of the agreement;
c)	$125,000 ninety days following issuance of a drilling permit from the Arizona State Land Department (paid);
d)	250,000 shares on April 1, 2009 (issued with a fair value of $26,988);
e)	2,681,000 shares on October 1, 2009 (issued with a fair value of $217,064);
f)	5,000,000 shares on November 1, 2010 (issued with a fair value of $262,274);
g)	$350,000 six months following TSX approval of the issuance of 5,000,000 shares (paid);
h)	Funding of US$200,000 in exploration expenditures pursuant to the completion of a NI 43-101 technical report (completed);
i)	250,000 shares upon completion of a NI 43-101 technical report after drilling (issued subsequent to February 29, 2012); and
j)

The Optionor shall retain a 1% Net Smelter Royalty (“NSR”). The Company has the right to purchase the 1% NSR for $ 1 Million. During the year ended February 29, 2012, the Company purchased the 1% NSR for $1 million.

The Company now has a 100% interest, being NSR free, in the Holbrook Basin property.

At February 29, 2012, the Company had a reclamation bond of $15,000 (2011: $14,394) for work done on the Holbrook Basin Property.

Twin Butte Ranch, Arizona
A.           Twin Butte Ranch

On August 28, 2009, as amended, the Company entered into a four year lease with an option to purchase private deeded land within the Holbrook Basin. Under the terms of the agreement the Company can earn a 100% undivided interest in the deeded land and sub-surface mineral rights by making lease payments totaling $500,000 over four years and, upon exercising its option to purchase, by paying $20,000,000 for the entire Twin Butte Ranch including all sub-surface mineral rights except those pertaining to oil and gas, petrified wood and geothermal resources. There are no royalties associated with the sub-surface mineral rights.

Details of the payments under the agreement are as follows:

a)	A payment of $50,000 and $10,000 legal costs on or before November 26, 2009 (paid);
b)	A payment of $25,000 on September 17, 2010 (paid);
c)	A payment of $75,000 on December 1, 2010 (paid);
d)	A payment of $150,000 on August 28, 2011 (paid); and
e)	A payment of US$200,000 on August 28, 2012.

Upon exercising its option to purchase the entire Twin Butte Ranch, the Company must deliver a certified cheque in the amount of US$1,000,000 on or before 5pm (Arizona time), August 28, 2013 (the option expiry date), followed by a payment of US$ 19,000,000 within thirty days.

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the years ended February 29, 2012 and February 28, 2011

NOTE 4 – UNPROVEN MINERAL PROPERTIES (Cont’d)

Twin Butte Ranch, Arizona (cont’d)

The lease agreement and purchase option will expire on August 28, 2013 or such other time as is mutually acceptable and agreed to in writing by both parties.

B.           Twin Butte Ranch - Fitzgerald Ranch addition

On August 17, 2011, the Company has signed a letter of intent to acquire the Fitzgerald Ranch which lies directly adjacent to the Twin Buttes Ranch. The purchase price shall be $14,500,000 to be paid at the time of closing the sale.

An amount of $250,000 must be paid in escrow, within five days of signing the letter of intent, as a deposit, as follows:

i)	Refundable US$225,000 (paid); and

ii)	Non-refundable US$ 25,000 (paid).

American Potash LLC, Arizona
On November 12, 2010, the Company entered into an option agreement to acquire 100% of the right, title and interest in five exploration permits within the Holbrook basin for the following considerations:

a)	500,000 shares of the Company to be issued on the earlier of December 15, 2010 or within five business days of the TSX-V acceptance date (issued with a fair value of $130,444);
b)

Three cash payments of $30,000 each with 12, 18, and 24 months of the acceptance date ($30,000 paid during the year ended February 29, 2012 and $60,000 paid subsequent to February 29, 2012 (Note 18)); and

c)	All taxes assessed against the property and minimum exploration work to keep the claims in good standing.

The property is subject to a 2% NSR. The Company can purchase one half of the royalty for $150,000 and the remaining half for $150,000. The Company purchased the 2% NSR subsequent to February 29, 2012 (Note 18).

Mesa Uranium, Arizona
On August 31, 2010, the Company entered into an agreement to acquire 100% undivided interest in three exploration permits within the Holbrook basin for the following considerations:

a)	500,000 shares of the Company upon TSX-V approval (issued with a fair value of $40,625);
b)	$20,000 within 90 days of the completion of next financing after the agreement date (paid);
c)	Minimum exploration expenditures of $19,518 in 2010 as required by the Arizona State Land Department (expended); and
d)	Maximum available assessment work credits or payments in lieu of the minimum requirements to keep the claims in good standing.

On completion of all terms above, the Company shall have earned a 75% interest and title of the permits shall be transferred to the Company (Earned). The Company can purchase the remaining 25% interest by paying $100,000 cash, share equivalent or work expenditures (Expended). The property is subject to a 2% NSR and the Company can purchase the NSR at the price of $300,000 for the full 2%. During the year ended February 29, 2012, the Company purchased the 2% NSR for $300,000.

The Company now has a 100% interest, being NSR free, in the Mesa property.

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the years ended February 29, 2012 and February 28, 2011

NOTE 4 – UNPROVEN MINERAL PROPERTIES (Cont’d)

Ringbolt Property, Arizona

On March 28, 2011 the Company entered into an option agreement to acquire 90% undivided legal and beneficial interest in and to the Ringbolt Property free and clear of all encumbrances in exploration leases for the following considerations:

a)	$50,000 upon execution of this agreement (paid);
b)	$250,000 upon TSX-V approval on May 17, 2011 and 1,000,000 common shares (issued with a fair value of $669,384);
c)	Minimum exploration expenditures within 1 year of TSX-V approval of $500,000;
d)	On or before the first anniversary of TSX-V approval $350,000 and 1,400,000 common shares;
e)	Minimum exploration expenditures within first year of first anniversary of TSX-V approval of $750,000;
f)	$350,000 upon 2nd anniversary of TSX-V approval and 1,600,000 common shares; and
g)	Minimum exploration expenditures within 1 year of 2nd anniversary of TSX-V approval of $1,000,000.

On completion of all terms above, the Company shall have earned a 90% interest and title of the permits shall be transferred to the Company. Upon exercise of the option agreement, the Company shall be deemed to be granted an option to purchase the remaining 10% interest in the Property for the payment of $5,000,000.

The Company paid a finder’s fee of $25,825 to a third party in connection with this option agreement.

The Company became the subject to a civil action in the Third Judicial District court, Salt Lake County, State of Utah in connection with the Ringbolt Property option agreement. The optionors are seeking payment of $350,000, 1,400,000 of the Company’s shares and $20,716 in expenses related to the property, alternatively damages of $644,000. The Company did not make the required payment and did not issue the shares to the optionors as it contends that the optionors are in default of the option agreement. The Company has counter claimed for specific performance under the option agreement and has paid the $350,000 and issued the 1,400,000 shares into the Utah court.

NOTE 5 – RELATED PARTY TRANSACTIONS

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	February 29,	February 28,
	2012	2011
Directors of the Company (i)	$19,683	$66,431
Director of the Company (ii)	15,812	13,398
	$35,495	$79,829

(i)	These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(ii)	The amount is unsecured, bears a monthly interest rate of 1.5% and has no fixed terms of repayment.

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the years ended February 29, 2012 and February 28, 2011

NOTE 5 – RELATED PARTY TRANSACTIONS (Cont’d)

Related party transactions

The Company incurred the following transactions with directors, officers and companies that are controlled by directors and officers of the Company.

	Year ended
	February 29,	February 28,
	2012	2011
Administration fees	$17,849	$-
Consulting	112,484	-
Management fees	240,121	150,111
Mining exploration costs	162,985	114,096
Rent	-	7,024
	$533,509	$271,231

NOTE 6 – COMMON STOCK

Share Issuances:

During the year ended February 29, 2012, the Company issued the following shares:

(a)

On January 16, 2012, the Company completed a non-brokered private placement of 41,666,425 units at a price of CDN$0.18 per unit for gross proceeds of $7,537,877. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of CDN$0.20 per warrant for one year. Share issuance costs of $100,036 were incurred in connection with this transaction, being $67,336 cash and 194,428 warrants issued at CDN$0.20 for one year and valued at $32,700. No fair value was attributed to the warrants.

(b)	During the year ended February 29, 2012, 2,928,750 options were exercised at prices ranging from CDN$0.10 to CDN$0.32 per share for proceeds of $538,365.

(c)	During the year ended February 29, 2012, 2,275,000 warrants were exercised at prices ranging from CDN$0.10 to CDN$0.35 per share for proceeds of $319,105.

(d)

The Company issued 1,000,000 common shares pursuant to a mineral property acquisition option agreement at a fair value of $0.67 per share for a total fair value of $669,384 (Note 4).During the year ended February 28, 2011, the Company issued the following shares:

(a)

During the year ended February 28, 2011, the Company completed a non-brokered private placement of 4,960,476 units at CDN$0.05 per unit for total proceeds of $249,958. Each unit consisted of one common share and one share purchase warrant with an exercise price of CDN$0.10 for a period of two years expiring June 29, 2012. No fair value was attributed to the warrants.

(b)

During the year ended February 28, 2011, the Company completed a non-brokered private placement of 13,636,363 units at CDN$0.055 per unit for total proceeds of $756,076. Each unit consisted of one common share and one share purchase warrant with an exercise price of CDN$0.10 for a two year period expiring on November 4, 2012. No fair value was attributed to the warrants.

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the years ended February 29, 2012 and February 28, 2011

NOTE 6 – COMMON STOCK (Cont’d)

Share Issuances (cont’d)

(c)

During the year ended February 28, 2011, the Company completed a non-brokered private placement of 4,385,000 units at CDN$0.05 per unit for total proceeds of $220,960. Each unit consists of one common share and one share purchase warrant with an exercise price of CDN$0.10 for a period of two years expiring November 4, 2012. No fair value was attributed to the warrants.

(d)

During the year ended February 28, 2011, the Company completed a non-brokered private placement of 28,430,000 units at CDN$0.25 per unit for total proceeds of $7,162,479. Each unit consisted of one common share plus one share purchase warrant with an exercise price of $0.35 for a period of two years expiring January 17, 2013. No fair value was attributed to the warrants.

(e)	During the year ended February 28, 2011, the Company paid cash payments of $121,888 and issued 210,000 warrants with a fair value of $9,853 to finders.

(f)	During the year ended February 28, 2011, 5,686,000 options were exercised at prices ranging from CDN$0.10 to CDN$0.24 for proceeds of $752,110.

(g)	During the year ended February 28, 2011, 19,574,138 warrants were exercised at prices ranging from CDN$0.10 to CDN$0.35 for proceeds of $3,988,062.

(h)	The Company issued 6,000,000 common shares pursuant to a mineral property acquisition option agreement at a fair value of $0.43 per share for a total fair value of $433,343 (Note 4).

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Toronto Stock Exchange Venture Exchange (“TSX-V”) requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 10 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

Options granted typically vest immediately except for investor relations that vest quarterly.

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the years ended February 29, 2012 and February 28, 2011

NOTE 6 – COMMON STOCK (Cont’d)

Stock options (cont’d)

The changes in options during the year ended February 29, 2012 and the year ended February 28, 2011 are as follows:

	Year ended		Year ended
	February 29, 2012		February 28, 2011
		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price	Number of	price
	options	(CDN$)	options	(CDN$)
Options outstanding, beginning of period	10,886,000	$0.75	4,878,000	$0.16
Options granted	9,004,642	0.40	12,394,000	0.76
Options exercised	(2,928,750)	0.18	(5,686,000)	0.32
Options cancelled	(150,000)	1.20	(700,000)	0.47
Options outstanding, end of period	16,811,892	$0.32	10,886,000	$0.75

Options exercisable, end of period	16,474,392	$0.31	10,886,000	$0.75

Details of options outstanding as at February 29, 2012 are as follows:

Weighted average	Weighted average	Number of options
exercise price CDN	contractual life	outstanding
$0.10	0.11 years	498,750
$0.20	1.68 years	7,098,500
$0.32	0.35 years	1,531,500
$0.42	0.46 years	1,690,500
$0.38	1.21 years	4,166,642
$0.59	1.21 years	1,826,000
$0.32	4.27 years	16,811,892

At February 29, 2012 the following share purchase options were outstanding:

Number of	Exercise price
Options	CDN$	Expiry date
150,000	0.10	October 25, 2015
348,750	0.10	November 16, 2015
1,531,500	0.32	January 10, 2016
5,777,000	0.20	February 11, 2016
1,321,500	0.20	March 03, 2016
1,826,000	0.59	January 21, 2016
1,690,500	0.42	September 12, 2016
4,166,642	0.38	January 20, 2017
16,811,892

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the years ended February 29, 2012 and February 28, 2011

NOTE 6 – COMMON STOCK (Cont’d)

Stock options (cont’d)

During the year ended February 28, 2012, the Company granted 9,004,642 stock options to management, directors and officers of the Company as follows:

On March 4, 2011, the Company granted 871,500 incentive stock options to directors, employees and consultants at a price of CDN$0.20 for a 5 year term. The following assumptions were used for the Black-Scholes valuation of these stock options granted: Expected dividend yield – 0; Expected stock price volatility – 125%; Risk-free interest rate – 2.72%; Expected life of options – 5 years. The fair value was determined to be $641,926 and was charged to stock based compensation expense and recorded in the additional paid-in capital.

On March 4, 2011, the Company granted 450,000 incentive stock options to investor relation consultants at a price of CDN$0.20 for a 5 year term. The following assumptions were used for the Black-Scholes valuation of these stock options granted: Expected dividend yield – 0; Expected stock price volatility – 128%-143%; Risk-free interest rate –1.17% -2.2%; Expected life of options – 5 years. The fair value was determined to be $160,816 and was charged to stock based compensation expense and recorded in the additional paid-in capital.

On June 22, 2011, the Company granted 1,776,000 incentive stock options to directors, employees and consultants at a price of CDN$0.59 for a 5 year term. The following assumptions were used for the Black-Scholes valuation of these stock options granted: Expected dividend yield – 0; Expected stock price volatility – 121%; Risk-free interest rate – 2.22%; Expected life of options – 5 years. The fair value was determined to be $898,205 and was charged to stock based compensation expense and recorded in the additional paid-in capital.

On June 22, 2011, the Company granted 50,000 incentive stock options to investor relation consultants at a price of CDN$0.59 for a 5 year term. The following assumptions were used for the Black-Scholes valuation of these stock options granted: Expected dividend yield – 0; Expected stock price volatility – 127%-134%; Risk-free interest rate –1.2% -1.26%; Expected life of options – 5 years. The fair value was determined to be $10,786 and $8,090 was charged to stock based compensation expense and recorded in the additional paid-in capital.

On September 13, 2011, the Company granted 1,690,500 incentive stock options to directors, employees and consultants at a price of CDN$0.42 for a 5 year term. The following assumptions were used for the Black-Scholes valuation of these stock options granted: Expected dividend yield – 0; Expected stock price volatility – 129%; Risk-free interest rate – 1.46%; Expected life of options – 5 years. The fair value was determined to be $665,024 and was charged to stock based compensation expense and recorded in the additional paid-in capital.

On January 12, 2012, the Company granted 3,966,642 incentive stock options to directors, employees and consultants at a price of CDN$0.38 for a 5 year term. The following assumptions were used for the Black-Scholes valuation of these stock options granted: Expected dividend yield – 0; Expected stock price volatility – 129%; Risk-free interest rate – 1.48%; Expected life of options – 5 years. The fair value was determined to be $1,222,663 and was charged to stock based compensation expense and recorded in the additional paid-in capital.

On January 12, 2012, the Company granted 200,000 incentive stock options to investor relation consultants at a price of CDN$0.38 for a 5 year term. The following assumptions were used for the Black-Scholes valuation of these stock options granted: Expected dividend yield – 0; Expected stock price volatility – 131%; Risk-free interest rate –1.77% -1.93%; Expected life of options – 5 years. The fair value was determined to be $47,828 and $nil was charged to stock based compensation expense and recorded in the additional paid-in capital.

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the years ended February 29, 2012 and February 28, 2011

NOTE 6 – COMMON STOCK (Cont’d)

Stock options (cont’d)

On January 18, 2012, the Company re-priced the exercise prices of 5,777,000 incentive stock options from $1.20 to $0.20 per share and 1,321,500 incentive stock options from $0.83 to $0.20 per share. The following assumptions were used for the Black-Scholes valuation of these stock options granted: Expected dividend yield – 0; Expected stock price volatility – 131%; Risk-free interest rate – 1.21%; Expected life of options – 5 years. The incremental fair value was determined to be $467,201 and was charged to stock based compensation expense and recorded in the additional paid-in capital.

During the year ended February 28, 2011, the Company granted 12,394,000 stock options with a fair value of $6,217,121 to management, directors and officers of the Company as follows: On July 12, 2010, the Company granted 496,000 incentive stock options to directors, employees and consultants at a price of CDN$0.10 for a 5 year term. The following assumptions were used for the Black-Scholes valuation of these stock options granted: Expected dividend yield – 0; Expected stock price volatility – 127%; Risk-free interest rate – 2.6%; Expected life of options – 5 years. The fair value was determined to be $33,045 and was charged to stock based compensation expense and recorded in the additional paid-in capital.

On September 2, 2010, the Company granted 420,000 incentive stock options to directors, employees and consultants at a price of CDN$0.10 for a 5 year term. The following assumptions were used for the Black-Scholes valuation of these stock options granted: Expected dividend yield – 0; Expected stock price volatility – 127%; Risk-free interest rate – 2.0%; Expected life of options – 5 years. The fair value was determined to be $27,316 and was charged to stock based compensation expense and recorded in the additional paid-in capital.

On October 25, 2010, the Company granted 700,000 incentive stock options to directors, employees and consultants at a price of CDN$0.10 for a 5 year term. The following assumptions were used for the Black-Scholes valuation of these stock options granted: Expected dividend yield – 0; Expected stock price volatility – 132%; Risk-free interest rate – 1.9%; Expected life of options – 5 years. The fair value was determined to be $40,958 and was charged to stock based compensation expense and recorded in the additional paid-in capital.

On November 17, 2010, the Company granted 2,352,500 incentive stock options to directors, employees and consultants at a price of CDN$0.10 for a 5 year term. The following assumptions were used for the Black-Scholes valuation of these stock options granted: Expected dividend yield – 0; Expected stock price volatility – 128%; Risk-free interest rate – 2.3%; Expected life of options – 5 years. The fair value was determined to be $288,027 and was charged to stock based compensation expense and recorded in the additional paid-in capital.

On January 11, 2011, the Company granted 2,298,500 incentive stock options to directors, employees and consultants at a price of $0.32 for a 5 year term. The following assumptions were used for the Black-Scholes valuation of these stock options granted: Expected dividend yield – 0; Expected stock price volatility – 146%; Risk-free interest rate – 2.4%; Expected life of options – 5 years. The fair value was determined to be $552,524 and was charged to stock based compensation expense and recorded in the additional paid-in capital.

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the years ended February 29, 2012 and February 28, 2011

NOTE 6 – COMMON STOCK (Cont’d)

Stock options (cont’d)

On January 11, 2011, the Company paid a cash payment of $10,000 and granted 200,000 incentive stock options to a third party at a price of $0.32 for a 5 year term to settle a debt of $21,000. The following assumptions were used for the Black-Scholes valuation of these stock options granted: Expected dividend yield – 0; Expected stock price volatility – 146%; Risk-free interest rate – 2.4%; Expected life of options – 5 years. The fair value was determined to be $48,488 and was charged to debt settlement and recorded in additional paid-in capital of $48,488. A loss of $37,488 resulted from this settlement.

On February 11, 2011, the Company granted 5,927,000 incentive stock options to directors, employees and consultants at a price of CDN$1.20 for a 5 year term. The following assumptions were used for the Black-Scholes valuation of these stock options granted: Expected dividend yield – 0; Expected stock price volatility – 167%; Risk-free interest rate – 2.4%; Expected life of options – 5 years. The fair value was determined to be $5,226,763 and was charged to stock based compensation expense and recorded in the additional paid-in capital.

Share purchase warrants

The following table summarizes the continuity of the Company’s share purchase warrants:

Number of warrants
Balance, February 28, 2010	4,971,136
Issued with private placements	51,621,839
Exercised	(19,574,138)
Expired	(4,971,136)
Balance, February 28, 2011	32,047,701
Issued with private placements	21,027,632
Exercised	(2,275,000)
Balance, February 29, 2012	50,800,333

At February 29, 2012 the following share purchase warrants were outstanding:

Number of	Exercise price	Expiry date
warrants	CDN$
1,778,156	0.10	June 29, 2012
7,924,545	0.10	November 12, 2012
21,027,632	0.20	January 11, 2013
20,070,000	0.35	January 31, 2013
50,800,333

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the years ended February 29, 2012 and February 28, 2011

NOTE 7 – INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	Year ended	Year ended
	February 29, 2012	February 28, 2011
Net profit (loss)	$8,505,659	$(31,208,831)

Statutory tax rate	26.25%	28.17%
Expected income tax recovery at the statutory tax rate	2,232,735	(8,791,528)
Non-deductible items and other	(2,894,832)	8,277,379
Effect of reduction in tax rates	31,528	56,039
Expiration of non-capital losses	-	15,695
Change in valuation allowance	630,569	442,415
Income tax expenses (recovery)	$-	$-

Temporary differences that give rise to the following deferred income tax assets are:

	February 29,	February 28,
	2012	2011
Non-capital loss carry-forwards	$1,219,328	$521,286
Mineral properties	2,150,624	2,210,651
Share issuance costs	35,406	42,052
Equipment	43,666	44,466
	3,449,024	2,818,455
Valuation allowance	(3,449,024)	(2,818,455)
	$-	$-

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian
	non-capital			Share issue
	losses	Resource pools	Equipment	costs
2015	$457	$-	$-	$-
2026	66,409	-	-	-
2027	56,926	-	-	-
2028	329,866	-	-	-
2029	424,141	-	-	-
2030	398,041	-	-	-
2031	714,183	-	-	-
2032	2,887,290	-	-	-
No expiry	-	12,125,297	175,710	141,623
	$4,877,313	$12,125,297	$175,710	$141,623

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the years ended February 29, 2012 and February 28, 2011

NOTE 8 – DERIVATIVE LIABILITY

	February 29,	February 28,
	2012	2011
Balance, beginning	$26,589,856	$17,727
Fair value of warrants issued	3,668,077	9,688,049
Fair value of warrants exercised	(1,674,607)	(5,288,864)
Change in derivative liability	(22,209,156)	22,172,944
	$6,374,170	$26,589,856

The derivative liability consists of the fair value of share purchase warrants that were issued in unit private placements that have an exercise price in a currency (Canadian dollars) other than the functional currency of the Company. The derivative liability is a non-cash liability and the Company is not required to expend any cash to settle this liability.

Details of these warrants and their fair values are as follows:

		February 29, 2012		February 28, 2011
	Exercise Price	Number		Number
	($CDN)	Outstanding	Fair Value	Outstanding	Fair Value
July 17, 2009	$0.20	-	$-	-	$-
June 29, 2010	$0.10	1,713,156	312,520	1,713,156	1,501,016
November 8, 2010	$0.10	7,924,545	1,488,100	9,839,545	8,669,307
January 31, 2011	$0.35	20,070,000	1,764,212	20,430,000	16,419,533
January 11, 2012	$0.20	20,833,204	2,809,338	-	-
		50,540,905	$6,374,170	31,982,701	$26,589,856

The fair value of the share purchase warrants were calculated using the Black-Scholes valuation model and the following assumptions: Expected dividend yield – 0 (2011:0%); Expected stock price volatility – 102%-109% (2011:159%-170%) Risk-free interest rate – .93%-.95% (2011:1.62% -1.83%); Expected life of share purchase warrants – .33-.92 years (2011:1.33 -1.93 years).

NOTE 9 – NON CASH TRANSACTIONS

The Company incurred the following non-cash transactions that are not reflected in the statements of cash flows:

	Year ended
	February 29,	February 28,
	2012	2011
Fair value of shares issued on acquisition of unproven mineral properties	$669,384	$433,343
Fair value of incentive stock options issued for debt settlement	$-	$48,488

Passport Potash Inc.
(An Exploration Stage Company)
Notes to the consolidated financial statements
(Expressed in United States dollars)
For the years ended February 29, 2012 and February 28, 2011

NOTE 10 - SUBSEQUENT EVENTS

(a)	Subsequent to February 29, 2012, the Company made option payments of $60,000 and exercised of its option to acquire the 2% NSR in the American Potash Property for $300,000 (Note 4).

(b)	Subsequent to February 29, 2012, the Company issued 250,000 shares as option payments to the Holbrook Basin Property (Note 4).

(c)

Subsequent to February 29, 2012, the Company entered into a definitive agreement to acquire the Fitzgerald Ranch (Note 4). The purchase price is $15,000,000 and the $225,000 deposit made prior to February 29, 2012 will be used toward the purchase price. The closing of the sale is expected to take place on December 18, 2012.

Exhibits

The following exhibits are filed as part of this Registration Statement.

Exhibit No.	Document
3.1.1	Certificate of Registration (2)
3.1.2	Certificate of Modification, dated January 21, 1994 (2)
3.1.3	Certificate of Modification, dated November 11, 1996 (2)
3.1.4	Certificate of Modification, dated June 16, 2004 (2)
3.1.5	Certificate of Modification, dated October 17, 2007 (2)
3.1.6	Certificate of Modification, dated November 10, 2009 (2)
3.1.7	Certificate of Continuation, dated April 26, 2011 (3)
3.1.8	Notice of Articles, dated May 31, 2012 (3)
3.2	Articles (1)
4.1	Share Option Plan (1)
4.2	Proposed Share Rights Plan (1)
10.1	Mineral Property Option Agreement between Southwest Exploration, Inc. and Passport Potash Inc., dated September 30, 2008 (2)
10.2	Amendment No. 1 to Mineral Property Option Agreement between Southwest Exploration, Inc. and Passport Potash Inc., dated September 18, 2009 (1)
10.3	Lease and Option Agreement between Twin Buttes Ranch, LLC and Passport Potash Inc., dated August 28, 2009 (3)
10.4	Amendment Agreement to Lease and Option Agreement between Twin Buttes Ranch, LLC and Passport Potash Inc., dated September 7, 2010 (1)
10.5	Amendment No. 2 to Mineral Property Option Agreement between Southwest Exploration, Inc. and Passport Potash Inc., dated October 1, 2010 (1)
10.6	Mineral Property Option Agreement between Mesa Uranium Corp. and Passport Potash Inc., dated August 31, 2010 (3)
10.7	Option of Arizona Exploration Leases Agreement between Sweetwater River Resources, LLC, American Potash, LLC and Passport Potash Inc., dated November 12, 2010 (3)
10.8	Option Agreement between Ringbolt Ventures Ltd., Potash Green, LLC, Wendy Walker Tibbetts, Joseph J. Hansen and Passport Potash Inc., dated March 28, 2011 (3)
10.9	Cooperative Agreement between Hopi Tribe and Passport Potash Inc., dated March 8, 2011 (3)
10.10	Agreement between Southwest Exploration, Inc. and Passport Potash Inc., dated February 13, 2012 (3)
10.11	Property Purchase Agreement between Fitzgerald Living Trust and Passport Potash Inc., dated May 7, 2012 (2)
10.12	Joint Exploration Agreement between HNZ Potash, LLC and Passport Potash Inc., dated July 27, 2012 (2)
Subsidiaries of the Issuer:
21.1	Subsidiaries of the Issuer: PPI Holding Corporation (Incorporated under the laws of the State of Arizona)
99.1	Consulting Agreement between Upstream Consulting and Passport Potash Inc., dated effective December 1, 2011 (3)
99.2	Form of Professional Services Agreement between R. Dennis Ickes and Passport Potash Inc., dated December 14, 2011 (2)
99.3	Consulting Agreement between Transnational Enterprises Ltd. and Passport Potash Inc., dated January 1, 2012 (3)
99.4	Consulting Agreement between Double Jointed Solutions, LLC and Passport Potash Inc., dated January 16, 2012 (2)
99.5	Consulting Agreement between Jerry Aiken and Passport Potash Inc., dated January 25, 2012 (2)

Notes:

(*)	Filed herewith.
(1)	Filed as an exhibit to our Registration Statement on Form 10 as filed with the SEC on June 29, 2012 and incorporated herein by reference.
(2)	Filed as an exhibit to our Registration Statement on Form 10 (Amendment No. 1) as filed with the SEC on September 21, 2012 and incorporated herein by reference.
(3)	Filed as an exhibit to our Registration Statement on Form 10 (Amendment No. 2) as filed with the SEC on October 12, 2012 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 26 , 2012

PASSPORT POTASH INC.

By: /s/ John Eckersley
John Eckersley
Executive Vice President and Director